Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

PFIZER INC.,

UPJOHN INC.,

UTAH ACQUISITION SUB INC.,

MYLAN N.V.,

MYLAN I B.V.

and

MYLAN II B.V.

Dated as of July 29, 2019

i

EXHIBITS

Exhibit A	Separation and Distribution Agreement
Exhibit B	Utah Merger Proposal
Exhibit C	Utah Merger Notes
Exhibit D	Form of Sale Agreement
Exhibit E	Form of Exchangeable Note
Exhibit F	Form of Utah Representation Letter
Exhibit G	Supplemental Ruling

This BUSINESS COMBINATION AGREEMENT (this “Agreement”) dated as of July 29, 2019, is by and among Pfizer Inc., a Delaware corporation (“Pluto”), Upjohn Inc., a Delaware corporation and wholly owned Subsidiary of Pluto (“Spinco”), Utah Acquisition Sub Inc., a Delaware corporation and an indirectly wholly owned Subsidiary of Spinco (“Spinco Sub” and together with Spinco, the “Spinco Parties”), Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Utah”), Mylan I B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah (“Utah Newco”), Mylan II B.V., a company incorporated under the laws of the Netherlands and a direct wholly owned subsidiary of Utah Newco (“Utah Newco Sub” and together with Utah and Utah Newco, the “Utah Parties”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Utah is a public company with limited liability incorporated under the laws of the Netherlands with its outstanding ordinary shares, nominal value €0.01 per share (“Utah Ordinary Shares”), listed and traded on the NASDAQ Stock Market (the “NASDAQ”);

WHEREAS, Pluto is a Delaware corporation with its outstanding shares of common stock, par value $0.05 per share (“Pluto Common Stock”), listed and traded on the New York Stock Exchange (the “NYSE”);

WHEREAS, Pluto, acting through itself and its direct and indirect Subsidiaries, currently conducts the Pluto Business and the Spinco Business;

WHEREAS, contemporaneously with the execution of this Agreement, Pluto and Spinco are entering into the Separation and Distribution Agreement, pursuant to which Pluto will separate the Spinco Business from the Pluto Business so that, as of the Distribution Date, the Spinco Business is held by members of the Spinco Group and the Pluto Business is held by members of the Pluto Group (the “Separation”);

WHEREAS, to effect the Separation, Pluto shall, and cause members of the Pluto Group to, contribute, convey, transfer, assign and deliver to Spinco and members of the Spinco Group, and Spinco and members of the Spinco Group shall accept and assume from Pluto and members of the Pluto Group, all of the right, title and interest of Pluto and the members of the Pluto Group in, to and under certain assets and liabilities relating to the Spinco Business, in each case on the terms and subject to the conditions set forth in the Separation and Distribution Agreement (the “Contribution”);

WHEREAS, in connection with the Separation and in partial consideration of the Contribution, Spinco will make a cash payment of $12,000,000,000 to Pluto pursuant to the Spinco Cash Distribution;

WHEREAS, after the Separation and pursuant to the Separation and Distribution Agreement, Pluto will distribute to the holders of Pluto Common Stock all of the issued and outstanding shares of common stock, par value $0.01 per share, of Spinco (the “Spinco Common Stock”) (a) by means of a pro rata distribution (the “One-Step Spin-Off”) or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Pluto Common Stock (the “Split Off Exchange Offer”) (followed by a Clean-Up Spin-Off) (in each case, the “Distribution”);

WHEREAS, immediately following the Distribution and pursuant to this Agreement, Spinco and Utah shall engage in a strategic business combination, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, such strategic combination transaction shall occur either through: (a) the Utah Merger, the Share Sale and the Utah Newco Liquidation or (b) the Asset Sale and the Utah Liquidation (collectively, the “Combination”), each on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Utah (the “Utah Board”), at a meeting or meetings duly called and held on or prior to the date hereof, has (a) determined that the Combination and the other transactions contemplated by this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement) are in the best interests of Utah and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of Utah, (b) approved this Agreement and Utah’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (c) resolved to recommend approval and adoption of the Utah Shareholders Meeting Resolutions by the general meeting of shareholders of Utah (the “Utah Recommendation”);

WHEREAS, Utah Newco is a direct wholly owned subsidiary of Utah treated as a corporation for U.S. federal income tax purposes and newly formed for the purpose of effecting certain elements of the Combination, in accordance with the applicable provisions of this Agreement; and (a) the board of directors of Utah Newco (the “Utah Newco Board”) determined that the elements of the Combination to which Utah Newco is a party and the other transactions contemplated by this Agreement are in the best interests of Utah Newco and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved this Agreement and Utah Newco’s execution, delivery and performance of this Agreement and the consummation of the Utah Merger and the other transactions contemplated hereby; and (b) Utah, as the sole shareholder of Utah Newco, approved this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, Utah Newco Sub is a direct wholly owned subsidiary of Utah Newco that is treated as a corporation for U.S. federal income tax purposes and newly formed for the purpose of effecting certain elements of the Combination, in accordance with the applicable provisions of this Agreement; and, (a) the board of directors of Utah Newco Sub (the “Utah Newco Sub Board”) determined that the elements of the Combination to which Utah Newco Sub is a party and the other transactions contemplated by this Agreement are in the best interests of Utah Newco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into and perform this Agreement (and any prior or subsequent (legal or other) acts necessary or desirable to effectuate or implement the transactions contemplated by this Agreement), and approved this Agreement and Utah Newco Sub’s execution, delivery and performance of this Agreement and the consummation of the Utah Merger and the other transactions contemplated hereby; and (b) Utah Newco, as the sole shareholder of Utah Newco Sub, approved this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of Pluto (the “Pluto Board”) has approved this Agreement and the transactions contemplated hereby, including the Combination;

WHEREAS, (a) the Board of Directors of Spinco (the “Spinco Board”) has determined that the Combination and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Combination; and (b) Pluto has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Combination;

WHEREAS, (a) the Board of Directors of Spinco Sub (the “Spinco Sub Board”) has determined that the Combination and this Agreement are advisable and has approved this Agreement and the transactions contemplated hereby, including the Combination; and (b) Utah Acquisition Holdco Inc. has approved and adopted, as Spinco Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Combination; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Separation, the Contribution, the Distribution and the Combination will qualify for the Intended Tax Treatment.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1.    Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality provisions that are no less favorable in the aggregate to Utah than those contained in the Confidentiality Agreement.

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Additional Transfer Documents” has the meaning set forth in the Separation and Distribution Agreement.

“Affiliate” means, when used with respect to a specified Person, a Person that controls, is controlled by, or is under common control with such specified Person. As used herein, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution Time, solely for purposes of this Agreement and the other Transaction Documents, (a) each member of the Spinco Group shall be deemed not to be an Affiliate of any member of the Pluto Group and (b) each member of the Pluto Group shall be deemed not to be an Affiliate of any member of the Spinco Group.

“Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Anti-corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including the FCPA, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Below Investment Grade Rating” means a corporate family rating (CFR) of below “Baa3” (or the equivalent) from Moody’s Investors Services, Inc. and a long-term issuer credit rating of below “BBB-” (or the equivalent) from Standard & Poor’s Financial Services LLC.

“Business Day” means any day, other than a Saturday, Sunday, or a day on which banking institutions are authorized or obligated by Law to be closed in New York, New York, United States and Amsterdam, the Netherlands.

“Call Option” means the Foundation’s right to subscribe for shares of Utah Preferred Stock pursuant to the Call Option Agreement.

“Call Option Agreement” means the call option agreement entered into by the Foundation and Utah dated as of April 3, 2015.

“China” means the People’s Republic of China.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each written Contract with a labor union, labor organization or other employee representative body.

“Combination Registration Statement” means the joint registration statement on Form S-4 to be filed by Spinco and Utah Newco with the SEC to effect the registration under the Securities Act of (a) the issuance of the shares of Spinco Common Stock that will be received by holders of Utah Ordinary Shares or holders of Utah Newco Ordinary Shares, as applicable, pursuant to the Combination and (b) the issuance of the Utah Newco Ordinary Shares that will be allotted to holders of Utah Ordinary Shares in the Utah Merger, as such registration statement may be amended or supplemented from time to time.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Confidentiality Agreement” means that certain Confidentiality Agreement by and between Utah and Pluto, dated May 6, 2019, as supplemented from time to time.

“Consent” means any consent, waiver or approval from, authorization of or notification requirement to, any Person.

“Contract” means any contract, agreement, lease, license, sales order, purchase order, indenture, note or other binding instrument (whether written or oral and whether express or implied). Contract shall not include any Spinco Benefit Plan, Pluto Benefit Plan or Utah Benefit Plan.

“Data Security Requirements” means, with respect to any Person, (a) applicable privacy and data protection Laws, (b) contractual obligations of such Person and (c) such Person’s own posted or otherwise binding privacy policies, in each of the foregoing clauses (a) through (c) relating to privacy, data protection, security, or the collection, retention, protection and use of sensitive data and personal information collected, used, or held for use by or on behalf of such Person or the business of such Person. “Determination Date” means the NASDAQ trading day immediately prior to the Closing Date.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by Spinco with the SEC to effect the registration under the Securities Act or the Exchange Act, as applicable, of the shares of Spinco Common Stock that will be received by holders of Pluto Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution Time.

“Distribution Time” has the meaning set forth in the Separation and Distribution Agreement.

“Dutch Code” means the Dutch Civil Code.

“Effective Time” means the Utah Merger Effective Time, or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the Asset Sale Effective Time.

“EMA” means the European Medicines Agency.

“Employee Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Environmental Laws” means any Law relating to (a) human or occupational health and safety; (b) pollution or protection of the environment (including ambient air, indoor air, water vapor, surface water, groundwater, wetlands, drinking water supply, land surface or subsurface strata, biota and other natural resources); or (c) exposure to, or use, generation, manufacture, processing, management, treatment, recycling, storage, disposal, emission, discharge, transport, distribution, labeling, presence, possession, handling, release or threatened release of, any hazardous or toxic material, substance or waste and any Law relating to recordkeeping, notification, disclosure, registration and reporting requirements respecting hazardous materials, substances or wastes.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which together with such Person or any of its Subsidiaries would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means one (1).

“Exchangeable Note” means a note, the form of which is set forth on Exhibit E, that is mandatorily exchangeable into a number of shares of Spinco Common Stock equal to (a) if the Alternative Transaction Structure is not adopted, the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares issued and outstanding immediately after the Utah Merger Effective Time (which shall not include any Utah Newco Ordinary Shares held by Utah Newco as treasury stock) or (b) if the Alternative Transaction Structure is adopted, the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares issued and outstanding as of the Asset Sale Effective Time (which shall not include any Utah Ordinary Shares held by Utah as treasury stock).

“Financing Obligations” means the sum of (a) all out-of-pocket costs and expenses (including all commitment fees and other fees, obligations and expenses arising pursuant to the terms of the Spinco Commitment Letter or the Financing Agreements or in connection with any Permanent Financing, but not including any fees and expenses of Pluto’s or any of its Subsidiaries’ counsel, accountants, consultants or other advisors) incurred by Pluto, Spinco or any of their respective Subsidiaries in connection with the Financing, (b) all interest expense paid by Spinco or any of its Subsidiaries on any of the Financing (whether pursuant to the Spinco Commitment Letter, the Financing Agreement or otherwise) and any Permanent Financing with respect to any period prior to the Spinco Cash Distribution (minus any interest income earned and received by Spinco and distributed to Pluto on the net proceeds of any such Financing or Permanent Financing with respect to any period prior to the Spinco Cash Distribution) and (c) interest on the amounts described in preceding clause (a), from the day that such amounts were paid by Pluto, Spinco or any of their respective Subsidiaries based on a rate per annum equal to the Prime Rate in effect from time to time for the relevant period.

“Foundation” means Stichting Preferred Shares Mylan, a foundation (stichting) incorporated under the laws of the Netherlands.

“Fully Diluted Utah Shares” means the sum of (a) the number of Utah Ordinary Shares as of the close of business on the Determination Date plus (b) the number of Utah Ordinary Shares underlying Utah Equity Awards as of the close of business on the Determination Date; provided that, for purposes of this clause (b), (i) the number of Utah Ordinary Shares underlying each Utah Option and each Utah SAR shall be calculated using the treasury stock method based on the weighted average trading price of Utah Ordinary Shares on the Determination Date; and (ii) the number of Utah Ordinary Shares underlying each Utah PSU Award shall be calculated assuming that performance goals are satisfied based on target performance.

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means (a) any elected or appointed governmental official (e.g., a member of a ministry of health), (b) any employee or Person acting for or on behalf of a governmental official, agency or enterprise performing a governmental function, (c) any candidate for public office, political party officer, employee or person acting for or on behalf of a political party or candidate for public office or (d) any Person otherwise categorized as a Government Official under local Law. As used in this definition, “government” includes all levels and subdivisions of U.S. and non-U.S. governments (i.e., local, regional or national and administrative, legislative or executive).

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, taxing, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Material” means (a) any petroleum or petroleum products, radioactive materials, toxic mold, radon, asbestos or asbestos-containing materials in any form, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls; and (b) any chemicals, materials, substances, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants or wastes that are now or hereafter become defined or characterized as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar import, or that are otherwise regulated or form the basis for Liability, under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards as adopted by the European Union.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments and (c) any guarantee by such Person (other than customary non-recourse carve-out or “badboy” guarantees) of any obligation described in the preceding clause (a) or (b).

“Intellectual Property” means all intellectual property rights throughout the world, including: (a) patents and patent applications and all related provisionals, divisionals, continuations, continuations-in-part, reissues, reexaminations, extensions and substitutions of any of the foregoing, (b) trademarks, service marks, names, corporate names, trade names, domain names, social media names, tags or handles, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, whether or not registered or applied for registration, including common law trademark rights, (c) copyrights and copyrightable subject matter, whether or not registered or applied for registration, (d) Software, (e) technical, scientific, regulatory and other information, designs, ideas, inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data (including biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing and preclinical and clinical data), technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, and marketing, pricing, distribution, cost and sales information, tools, materials, apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, and (f) applications, registrations and common law rights for the foregoing.

“Intended Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Separation and the Combination: (a) the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution will qualify for the Tax-Free Status; (b) the qualification of the acquisition of Utah Newco Sub Ordinary Shares pursuant to the Share Sale, if completed, as a “qualified stock purchase” within the meaning of Section 338(d) of the Code; and (c) the qualification of the acquisition of all of the assets and liabilities pursuant to the Asset Sale, if completed, as a taxable asset purchase.

“Interests” means shares, partnership interests, limited liability company interests, voting interests or any other equity interests in any Person.

“Internal Reorganization Plan” has the meaning set forth in the Separation and Distribution Agreement.

“IRS” means the U.S. Internal Revenue Service.

“IRS Ruling” means a private letter ruling from the IRS received after the date hereof to the effect that the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution will qualify for the Tax-Free Status.

“Joint Procurement Office” means the organization formed in China to implement centralized medicines procurement programs on behalf of public medical institutions located in the Pilot Cities pursuant to the applicable Laws in China, which is managed by Shanghai Pharmaceutical Centralized Bidding and Procurement Management Office.

“knowledge” means (a) with respect to Pluto or Spinco, the actual knowledge of the persons set forth in Section 1.1(a) of the Spinco Disclosure Schedule and (b) with respect to Utah, the actual knowledge of the persons set forth in Section 1.1(a) of the Utah Disclosure Schedule.

“Law” means any U.S. and non-U.S. federal, national, international, multinational, supranational, state, provincial, local or similar law (including common law and privacy and data protection laws), statute, ordinance, regulation, rule, code, order, treaty (including any Tax treaty on income and capital), binding judicial or administrative interpretation or other requirement or rule of law or legal process, in each case, enacted, promulgated, issued, entered or otherwise put into effect by a Governmental Authority or any rule or requirement of any securities exchange.

“Lender Related Parties” means the Persons, including the Spinco Lenders, that have committed to provide, arrange or act as agent with respect to any Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, commitment letters, engagement letters, note purchase agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, their Affiliates, and their respective former, current and future directors, officers, managers, members, stockholders, partners, employees, agents, advisors, representatives, successors and permitted assigns of any of the foregoing.

“Liability” means any liability, debts and obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due).

“Lien” means any lien, security interest, mortgage, charge, pledge, license, easement or other similar encumbrance, title defect or use or transfer restriction.

“Liquidation” means the Utah Newco Liquidation, or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the Utah Liquidation.

“Liquidation Distribution” means the Utah Newco Liquidation Distribution, or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the Utah Liquidation Distribution.

“Loss” or “Losses” means any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, charges, interest, costs and expenses.

“Multiemployer Plan” means a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA).

“National Essential Medicines List” means the list of Products specified for use by primary health care institutions in China, as maintained by the National Health Commission of China. As of the date hereof, the current edition of the National Essential Medicines List is the National Essential Medicines List (2018 Edition) issued by the National Health Commission of China on September 30, 2018.

“National Reimbursement Drug List” means the list of Products eligible for reimbursement in China, as maintained by the National Healthcare Commission of China. As of the date hereof, the current edition of the National Reimbursement Drug List is the National Drug Catalog for Basic Medical Insurance, Work-Related Injury Insurance and Maternity Insurance (2017 Edition) issued by the Ministry of Human Resources and Social Security of China on February 27, 2017.

“Net Indebtedness” of any Person means, as at a specified date, an amount equal to (a) all Indebtedness of such Person and its Subsidiaries on a consolidated basis outstanding as of such date, minus (b) all cash and cash equivalents of such Person as of such date.

“Off-the-Shelf Software” means software licensed from a third party on general commercial terms that continues to be commonly available for license on such general commercial terms.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization, association or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

“Permitted Liens” means (a) mechanics,’ materialmen’s and similar Liens with respect to any amounts (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) purchase money Liens and Liens securing rental payments under capital lease agreements; (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) good faith deposits in connection with bids, tenders, leases, Contracts or other agreements, including rent security deposits; (f) pledges or deposits to secure public or statutory obligations or appeal bonds; (g) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other similar charges, instruments or encumbrances that, in each case, are recorded against title to, and which do not materially impair the present use or occupancy of, such real property; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by the present use or occupancy of the real property subject thereto; (iii) Liens not created by the Parties that affect the underlying fee interest of any leased real property which do not materially impair the present use or occupancy of such leased real property; and (iv) any state of facts that an accurate survey or inspection of the property would disclose to the extent such matters or states of fact do not materially detract from the value or materially impair the present use or occupancy of such real property; (h) to the extent released or terminated at or prior to the Closing Date, Liens securing payment, or any other obligations, of any Person with respect to indebtedness; (i) Liens expressly referred to in the Pluto SEC Documents or the Utah SEC Documents; (j) non-exclusive licenses and similar grants of Intellectual Property granted by or on behalf of the Spinco Business or by Utah or any of its Subsidiaries, as the case may be, in the ordinary course of their respective business; (k) other Liens that do not materially detract from the value of, or materially impair the current use of, the assets subject thereto; and (l) Liens described on Section 1.1(b) of the Spinco Disclosure Schedule or Section 1.1(b) of the Utah Disclosure Schedule.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Pilot Cities” means, collectively, the following cities in China: Beijing, Tianjin, Shanghai, Chongqing, Shenyang, Dalian, Xiamen, Guangzhou, Shenzhen, Chengdu, Xi’an, and any other cities and provinces where centralized medicines procurement programs have been adopted pursuant to the applicable Laws of China.

“Pluto Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Business” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Cash Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Entities” means Pluto and its Subsidiaries, after giving effect to the Contribution.

“Pluto Equity Awards” has the meaning set forth in the Employee Matters Agreement.

“Pluto Group” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Pluto Material Adverse Effect” means any change, event, development, occurrence or effect that has a material adverse effect on the ability of Pluto to consummate the Contribution, the Distribution and the Combination prior to the Outside Date.

“Pluto SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by Pluto or Spinco with the SEC since January 1, 2018.

“Pluto’s Tax Counsel” means Davis Polk & Wardwell LLP.

“Prime Rate” has the meaning set forth in the Separation and Distribution Agreement.

“Products” means all “drugs,” “devices” and “biological products” (as those terms are defined in Section 201 of the FDCA and Section 351 of the PHSA) and all generics, biosimilars and over-the-counter products subject to the FDCA, PHSA or any similar Law in any foreign jurisdiction.

“Prohibited Party” means (a) (i) any Person identified in the List of Specially Designated Nationals and Blocked Persons, the Foreign Sanctions Evaders List or the Sectoral Sanctions Identifications List, in each case administered by the U.S. Department of Treasury’s Office of Foreign Assets Control, as amended from time to time, or any other sanctions or similar lists administered by the United States Government, including the U.S. Department of State and the U.S. Department of Commerce, and (ii) any Person owned 50% or more, directly or indirectly, by any such Person described in clause (i), (b) any Person identified on any sanctions list of the European Union, the United Kingdom (including Her Majesty’s Treasury) or any other applicable jurisdiction and (c) any Person identified on any list of sanctioned parties identified in a resolution of the United Nations Security Council.

“Quality Consistency Evaluation System” means the quality consistency evaluation system for the approval of generic medicines in China administered by the National Medical Products Administration of China.

“Record Date” has the meaning set forth in the Separation and Distribution Agreement.

“Representative” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, consultants, other advisors or other Persons acting on behalf of such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, dated as of the date hereof, between Pluto and Spinco, attached as Exhibit A to this Agreement.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation, including user manuals and other training documentation relating to any of the foregoing.

“Spinco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Cash Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Datasite” means the datasite established by Pluto for purposes of due diligence of the Spinco Entities and the Spinco Business in connection with the transactions contemplated hereby.

“Spinco Disclosure Schedule” means the Disclosure Schedule delivered by Pluto and Spinco to Utah on the date hereof and attached hereto.

“Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

“Spinco Entities” means Spinco and the Spinco Subsidiaries, after giving effect to the Contribution.

“Spinco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Leased Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Leases” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco License” means each material license under which Spinco or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (i) in the case of clause (a), licenses for unmodified, commercially available Off-the-Shelf Software used by Spinco or any of its Subsidiaries solely for their internal purposes or (ii) in the case of clause (b), non-exclusive licenses granted to customers (including Governmental Authorities) in the ordinary course of business consistent with past practice.

“Spinco Material Adverse Effect” means any change, event, development, occurrence or effect that (a) has a materially adverse effect on the business, financial condition or results of operations of Spinco and the Spinco Subsidiaries, taken as a whole, or (b) has a material adverse effect on the ability of Pluto to consummate the Contribution, the Distribution and the Combination or on any Spinco Party to consummate the Combination, in each case prior to the Outside Date; provided, however, that, with respect to clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a Spinco Material Adverse Effect: any change, event, development, occurrence or effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which Spinco and the Spinco Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of Utah as a counterparty hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty of Pluto to the extent that the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the other Transaction Documents, the consummation of the Combination or the other transactions contemplated hereby or the performance of obligations under this Agreement), (vi) changes in Pluto’s stock price or the trading volume of Pluto’s stock or any change in the credit rating of Pluto or Spinco (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of the Transaction Documents (other than Section 8.2), (viii) the failure of Pluto or Spinco to meet internal or analysts’ expectations or projections of results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition) or (ix) national, provincial or local governmental or regulatory drug policy initiatives impacting the approval, pricing, procurement or reimbursement of Products in China, including (A) the Quality Consistency Evaluation System, (B) the centralized medicines procurement programs implemented by the Joint Procurement Office and other volume-based government tender processes, or (C) the National Reimbursement Drug List or the National Essential Medicines List, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on Spinco and the Spinco Subsidiaries, taken as a whole, as compared to other participants in the industries in which Spinco and the Spinco Subsidiaries conduct their businesses (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Spinco Material Adverse Effect).

“Spinco Option” means an option to purchase shares of Spinco Common Stock.

“Spinco Owned Intellectual Property” means all Intellectual Property owned by Spinco or the Spinco Subsidiaries (after giving effect to the Contribution), including Spinco Registered Intellectual Property.

“Spinco Owned Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Pre-Combination Equity Awards” means the number of shares of Spinco Common Stock underlying the Spinco Make-Whole Awards (as defined in the Employee Matters Agreement), as determined pursuant to the Employee Matters Agreement.

“Spinco Pre-Combination Fully Diluted Shares” means (a) the number of Fully Diluted Utah Shares multiplied by (b) the quotient of 57% divided by 43%.

“Spinco Pre-Combination Outstanding Shares” means an amount equal to (a) the Spinco Pre-Combination Fully Diluted Shares, minus (b) the Spinco Pre-Combination Equity Awards.

“Spinco Products” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Registered Intellectual Property” means all Intellectual Property that is owned by any Spinco Entity and registered, filed, issued or granted under the authority of, with or by any Governmental Authority.

“Spinco RSU Award” means a time-vesting restricted stock unit award in respect of shares of Spinco Common Stock.

“Spinco SAR” means a stock appreciation right in respect of shares of Spinco Common Stock.

“Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco, after giving effect to the Contribution.

“Subsidiary” means, when used with respect to any Person, (a) a corporation in which such Person or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the total voting power in the election of directors of all outstanding shares of all classes and series of capital stock of such corporation entitled generally to vote in such election; and (b) any other Person (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person.

“Supplemental Ruling” means a private letter ruling from the IRS on the matters listed in Exhibit G to this Agreement.

“Support Obligations” means all guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances made or issued by or on behalf of Pluto or any of its Affiliates (other than the Spinco Entities) in support of any obligation of any Spinco Entity.

“Tax Representation Letters” means (i) the Utah Representation Letter and (ii) Tax representation letters containing customary representations and covenants, substantially in compliance with IRS published advance ruling guidelines, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Pluto’s Tax Counsel, executed by Spinco and Pluto.

“Tax Returns” has the meaning set forth in the Separation and Distribution Agreement.

“Tax” or “Taxes” has the meaning set forth in the Separation and Distribution Agreement.

“Tax-Free Status” means:

(i)    the qualification of the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution, taken together, as a “reorganization” under Section 368(a)(1)(D) of the Code;

(ii)    the qualification of the Distribution as a transaction in which the Spinco Common Stock distributed to holders of Pluto Common Stock is “qualified property” for purposes of Section 361(c) of the Code;

(iii)    the nonrecognition of income, gain or loss by Pluto and Spinco on the Contribution and the Distribution under Sections 355, 361 or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code;

(iv)    the nonrecognition of income, gain or loss by holders of Pluto Common Stock upon the receipt of Spinco Common Stock in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Spinco Common Stock, if any) under Section 355 of the Code; and

(v)    the nonrecognition of income, gain or loss by Pluto on the distribution of the proceeds of the Spinco Cash Distribution in the Pluto Cash Distribution to Pluto creditors or shareholders under Section 361(b) of the Code.

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement and the Ancillary Agreements, including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transition Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Utah Datasite” means the datasite established by Utah for purposes of due diligence of Utah and the Utah Subsidiaries and their respective businesses in connection with the transactions contemplated hereby.

“Utah Disclosure Schedule” means the Disclosure Schedule delivered by Utah to Pluto and Spinco on the date hereof and attached hereto.

“Utah Entities” means Utah and its Subsidiaries.

“Utah Equity Awards” means a Utah Option, Utah SAR, Utah PSU Award or Utah RSU Award.

“Utah Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by Utah and its Subsidiaries.

“Utah Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any Utah Leased Real Property.

“Utah License” means each material license under which Utah or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (x) in the case of (a), licenses for unmodified, commercially available Off-the-Shelf Software used by Utah or any of its Subsidiaries solely for their internal purposes or (y) in the case of (b), non-exclusive licenses granted to customers (including Governmental Authorities) in the ordinary course of business consistent with past practice.

“Utah Material Adverse Effect” means any change, event, development, occurrence or effect that (a) has a material adverse effect on the business, financial condition or results of operations of Utah and the Utah Subsidiaries, taken as a whole, or (b) has a material adverse effect on the ability of Utah to consummate the Combination prior to the Outside Date; provided, however, that, with respect to clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a Utah Material Adverse Effect: any change, event, development, occurrence or effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets or political or regulatory conditions, (ii) any changes or proposed changes to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which Utah and the Utah Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of Spinco, Spinco Sub and Pluto as counterparties hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty of the Utah Parties to the extent that the purpose of such representation and warranty is to address the consequences resulting from the execution and delivery of this Agreement or the other Transaction Documents, the consummation of the Combination or the other transactions contemplated hereby or the performance of obligations under this Agreement), (vi) changes in the price or the trading volume of Utah Ordinary Shares or any change in the credit rating of Utah (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any changes or effects resulting from any action required to be taken by the terms of the Transaction Documents (other than Section 8.1),

(viii) the failure of Utah to meet internal or analysts’ expectations or projections of results of operations (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (ix) national, provincial or local governmental or regulatory drug policy initiatives impacting the approval, pricing, procurement or reimbursement of Products in China, including (A) the Quality Consistency Evaluation System, (B) the centralized medicines procurement programs implemented by the Joint Procurement Office and other volume-based government tender processes, or (C) the National Reimbursement Drug List or the National Essential Medicines List, or (x) any Action brought by any Utah shareholder arising from or relating to the Separation or the Combination or the other transactions contemplated by the Transaction Documents, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on Utah and the Utah Subsidiaries, taken as a whole, as compared to other participants in the industries in which Utah and the Utah Subsidiaries conduct their businesses (in which case the incremental disproportionate impact may be taken into account in determining whether there has been a Utah Material Adverse Effect).

“Utah Option” means an option to purchase a Utah Ordinary Share.

“Utah Owned Intellectual Property” means all Intellectual Property owned by Utah or the Utah Subsidiaries, including Utah Registered Intellectual Property.

“Utah Owned Real Property” means all of the real property owned by Utah or any of its Subsidiaries.

“Utah Products” means all Products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Utah or any Utah Subsidiaries.

“Utah PSU Award” means a performance-vesting restricted stock unit award in respect of Utah Ordinary Shares.

“Utah Registered Intellectual Property” means all Intellectual Property that is owned by Utah or any Utah Subsidiary and registered, filed, issued or granted under the authority of, with or by any Governmental Authority.

“Utah Representation Letter” means the Tax Representation Letter of Utah in the form of Exhibit F hereto, as may be amended from time to time by mutual agreement of Utah and Pluto, each acting reasonably and in good faith.

“Utah Revolving Credit Agreement” means the Revolving Credit Agreement, dated as of July 27, 2018, among Utah Inc., Utah, the lenders and issuing banks party thereto from time to time and Bank of America, N.A., as administrative agent, as amended by Amendment No. 1, dated February 22, 2019.

“Utah RSU Award” means a time-vesting restricted stock unit award in respect of a Utah Ordinary Share.

“Utah SAR” means a stock appreciation right in respect of Utah Ordinary Shares.

“Utah Shareholder Approval” means the approval of the Utah Merger Resolution, the Share Sale Resolution and the Utah Newco Liquidation Resolutions in accordance with applicable Law and, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, approval of the Alternative Transaction Resolutions, in accordance with applicable Law.

“Utah Stock Plan” means the Utah Inc. Amended and Restated 2003 Long-Term Incentive Plan.

“Utah Subsidiaries” means all direct and indirect Subsidiaries of Utah.

“Utah’s Tax Counsel” means Cravath, Swaine & Moore LLP.

“Weighted Average Cost of the Available Debt Financing” means the weighted average per annum yield to maturity payable by Spinco in respect of the Indebtedness for borrowed money that has been or would be incurred on or prior to the Closing Date to fund the Cash Distribution under (I) then-available commitments in respect of the Financing, (II) the then-available commitments in respect of the Alternative Financing and (III) any Permanent Financing that has been consummated, which weighted average yield shall be determined by reference to, in the case of (x) the funded or committed portion of any bank or bridge credit facilities whose pricing is based on a floating rate of interest, the LIBOR rate (in respect of the applicable currency in which such bank or bridge credit facilities are denominated) for a 3-month interest period on the date immediately prior to the date of determination (which shall take into account any applicable “floor” on such LIBOR rate set forth in the financing documentation governing such bank or bridge credit facilities) plus the relevant applicable margin at Closing plus any OID (as used in this Agreement, “OID” means any original issue discount or upfront fees (other than arrangement fees with respect to bank or bridge credit facilities, gross spread on debt securities and other similar fees), with OID being equated to interest based on an assumed four-year life to maturity with respect to any bank credit facilities (e.g., 100 basis points in OID equals 25 basis points of applicable margin) (other than any 364-day bridge credit facility, with respect to which OID shall be equated with applicable margin on a basis point-for basis point basis (e.g., 25 basis points of OID equals 25 basis points of applicable margin)), and amortized over the life of the instrument with respect to the debt instruments described in clause (z) below, and in each case without any present value discount) thereon, (y) the funded or committed portion of any bank or bridge credit facilities, whose pricing is based on a fixed rate of interest, the per annum yield (including OID) on such bank or bridge credit at Closing and (z) any debt securities, the per annum yield to maturity (including OID) on such debt securities.

“Willful Breach” means, with respect to any representations, warranties, covenants or agreements of a Party set forth in this Agreement, an action or omission taken or omitted to be taken by such Party which in and of itself constitutes a material breach of such Party’s representations, warranties, covenants or agreements set forth herein and that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such representations, warranties, covenants or agreements.

“Withdrawal Liability” means liability to or with respect to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2.    Cross References. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Aggregate Withholding Amount	Section 3.5(b)(ii)
Agreement	Preamble
Alternative Financing	Section 8.8(b)
Alternative Transaction Resolutions	Section 8.6(b)(ii)(D)
Alternative Transaction Structure	Section 3.4(a)
Approvals	Section 8.7(a)(i)
Asset Sale	Section 3.4(b)(i)
Asset Sale Agreement	Section 3.4(b)(i)
Asset Sale Effective Time	Section 3.4(b)(iii)
Calculation	Section 8.4(a)
Clean-Up Spin-Off	Section 8.16
Closing	Section 2.1
Closing Date	Section 2.1
Combination	Recitals
Combination Documents	Section 8.5(a)
Competing Proposal	Section 8.11(f)(i)
Continuing Employee	Section 8.18(a)(i)
Contribution	Recitals
Converted Spinco Option	Section 4.1(a)
Converted Spinco RSU Award	Section 4.1(b)
Converted Spinco SAR	Section 4.1(a)
Discharge Resolutions	Section 8.6(b)(iii)
Distribution	Recitals
DOJ	Section 8.7(a)
DTA	Section 3.3(c)
Dutch Dividend Withholding Tax	Section 3.3(a)
Exchange Agent	Section 3.5(a)
Exchange Fund	Section 3.5(a)
FCPA	Section 6.10(b)
FDCA	Section 6.17(a)(i)(A)
Financing	Section 8.8(a)
Financing Agreements	Section 8.8(d)
First Extended Outside Date	Section 10.1(c)
Foundation Support Agreement	Section 7.27(b)
FTC	Section 8.7(a)
Gross Number	Section 3.5(b)(i)
Indemnified Parties	Section 8.10(a)
Individual Withholding Amount	Section 3.5(b)(ii)
Initial Outside Date	Section 10.1(c)

Interim Period	Section 8.1(a)
Legal Restraint	Section 9.1(g)
Liquidator	Section 3.3(a)
NASDAQ	Recitals
Negative Withholding Tax Confirmation	Section 8.4(c)
New Plans	Section 8.18(b)
NYSE	Recitals
OFAC	Section 6.10(b)(iii)
Old Plans	Section 8.18(b)
One-Step Spin-Off	Recitals
Outside Date	Section 10.1(c)
Parties	Preamble
Party	Preamble
Permanent Financing	Section 8.8(g)
PHSA	Section 6.17(a)(i)(A)
Pluto	Preamble
Pluto Benefit Plan	Section 6.12(a)
Pluto Board	Recitals
Pluto Common Stock	Recitals
Pluto Covered Employees	Section 8.18
Pluto Expenses	Section 10.3(c)
Pluto Tax Opinion	Section 8.3(c)
Premium Cap	Section 8.10(b)
Proxy Statement/Prospectus	Section 8.5(a)
Remedial Actions	Section 8.7(b)
Remedies Exception	Section 5.2(c)
Request	Section 8.4(a)
Sale Agreement	Section 3.2(a)
Securities Filings	Section 8.5(a)
Separation	Recitals
Share Sale	Section 3.2(a)
Share Sale Agreement	Section 3.2(a)
Share Sale Deed of Transfer	Section 3.2(b)
Share Sale Effective Time	Section 3.2(b)
Share Sale Resolution	Section 8.6(b)(ii)(B)
Spinco	Preamble
Spinco Affiliate Contract	Section 6.22
Spinco Benefit Plan	Section 6.12(a)
Spinco Board	Recitals
Spinco Commitment Letter	Section 8.8(a)
Spinco Common Stock	Recitals
Spinco Common Stock Sale	Section 3.5(b)
Spinco Financial Statements	Section 6.8(a)
Spinco Healthcare Laws	Section 6.17(b)
Spinco Lenders	Section 8.8(a)
Spinco Material Contracts	Section 6.11(a)
Spinco Parties	Preamble

Spinco Regulatory Agency	Section 6.17(a)(i)(B)
Spinco Regulatory Permits	Section 6.17(a)(i)(B)
Spinco Stock Exchange	Section 8.20
Spinco Sub	Preamble
Spinco Sub Board	Recitals
Spinco Voting Debt	Section 6.6(b)
Split Off Exchange Offer	Recitals
Split Off TO	Section 8.5(a)
Subsequent Audited Spinco Financial Statements	Section 8.25(a)
Subsequent Spinco Financial Statements	Section 8.25(a)
Subsequent Unaudited Spinco Financial Statements	Section 8.25(a)
Superior Proposal	Section 8.11(f)(ii)
Superior Proposal Notice	Section 8.11(c)
Termination Payment	Section 10.3(b)
Utah	Preamble
Utah Acquisition Agreement	Section 8.11(c)
Utah Affiliate Contract	Section 7.22
Utah Anti-Takeover Measure	Section 7.27(a)
Utah Benefit Plan	Section 7.12(a)
Utah Board	Recitals
Utah Business	Section 7.19(a)(iv)
Utah Cash Award	Section 8.18(d)
Utah Covered Employees	Section 8.19(a)
Utah Change in Recommendation	Section 8.11(c)
Utah Creditors	Section 8.22
Utah Employee	Section 8.18(a)(i)
Utah Healthcare Laws	Section 7.17(b)
Utah Liquidation	Section 3.4(b)(iv)
Utah Liquidation Distribution	Section 3.4(b)(iv)
Utah Material Contracts	Section 7.11(a)
Utah Merger	Section 3.1(g)(i)
Utah Merger Consideration	Section 3.1(g)(i)
Utah Merger Effective Time	Section 3.1(a)
Utah Merger Notes	Section 3.1(g)(ii)
Utah Merger Proposal	Section 3.1(g)(i)
Utah Merger Resolution	Section 8.6(b)(ii)(A)
Utah Newco	Preamble
Utah Newco Board	Recitals
Utah Newco Liquidation	Section 3.3(a)
Utah Newco Liquidation Distribution	Section 3.3(a)
Utah Newco Liquidation Resolutions	Section 8.6(b)(ii)(C)
Utah Newco Ordinary Shares	Section 7.6(c)
Utah Newco Sub	Preamble
Utah Newco Sub Board	Recitals
Utah Newco Sub Ordinary Shares	Section 7.6(c)
Utah Ordinary Shares	Recitals
Utah Parties	Preamble

Utah Preferred Stock	Section 7.6(a)
Utah Recommendation	Recitals
Utah Regulatory Agency	Section 7.17(a)
Utah Regulatory Permits	Section 7.17(a)
Utah SEC Documents	Section 7.8(a)
Utah Shareholders Meeting	Section 8.6(a)(i)
Utah Shareholders Meeting Materials	Section 8.6(a)(ii)
Utah Shareholders Meeting Resolutions	Section 8.6(b)(iii)
Utah Voting Debt	Section 7.6(b)
Withholding Tax Confirmation	Section 8.4

Section 1.3.    Interpretation.

(a)    Unless the context of this Agreement otherwise requires:

(i)    (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (G) the word “or” shall be disjunctive but not exclusive; and (H) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time or an enumeration of provisions of this Agreement) means “through and including”;

(ii)    references to any federal, state, local, or foreign statute or Law shall (A) include all rules and regulations promulgated thereunder and (B) be to that statute or Law as amended, modified or supplemented from time to time; and

(iii)    references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b)    The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)    The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(e)    The terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(f)    All monetary figures shall be in United States dollars unless otherwise specified.

(g)    All references to “EUR,” or “€” are to the lawful currency of the European Union.

(h)    No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a Spinco Material Adverse Effect or Utah Material Adverse Effect, as applicable, or materiality.

(i)    Unless otherwise expressly provided for in any such representation or warranty, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Contribution has been consummated as of the date such representations and warranties are made hereunder.

(j)    The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party not later than one (1) day prior to the date hereof pursuant to the Utah Datasite or the Spinco Datasite or via other electronic transmission on an “outside counsel only” basis, as applicable, or (ii) made publicly available in the Pluto SEC Documents or the Utah SEC Documents, as applicable, not later than one (1) day prior to the date hereof.

ARTICLE II.

THE CLOSING

Section 2.1.    Closing. Unless the transactions herein contemplated shall have been abandoned and this Agreement is terminated pursuant to Section 10.1, the closing of the Combination, other than any aspect of the Liquidation that under Law or pursuant to this Agreement is to occur at a later time (the “Closing”), shall take place (a) with respect to the Combination, at the offices of De Brauw Blackstone Westbroek, Claude Debussylaan 80, Amsterdam and (b) with respect to the other transactions, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the conditions set forth in Article IX (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and any such conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction of such conditions) have been satisfied (or, to the extent permitted by applicable Law, waived), unless another date, time or place is agreed to in writing by Pluto and Utah. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 2.2.    Closing Actions; Order of Actions.

(a)    At the Closing, the Parties will cause the following activities to occur, in order, in each case in accordance with the more particular terms set forth in the applicable Sections of Article III:

(i)    unless the Alternative Transaction Structure is adopted pursuant to Section 3.4,

(A)    effectuation of the Utah Merger in accordance with Section 3.1;

(B)    effectuation of the Share Sale in accordance with Section 3.2; and

(C)    the making of the Utah Newco Liquidation Distribution in accordance with Section 3.3; or

(ii)    if the Alternative Transaction Structure is adopted pursuant to Section 3.4,

(A)    effectuation of the Asset Sale in accordance with Section 3.4; and

(B)    the making of the Utah Liquidation Distribution in accordance with Section 3.4.

(b)    From and after the Closing, each Party shall take or continue to take all such other actions as may be provided for or required pursuant to Article III or any other provision of this Agreement that by its terms contemplates performance after the Closing Date.

ARTICLE III.

THE COMBINATION

Section 3.1.    The Utah Merger.

(a)    The time at which the Utah Merger shall become effective is the “Utah Merger Effective Time.”

(b)    On the Closing Date, before 6:00 p.m., New York City time, Utah, Utah Newco and Utah Newco Sub shall effectuate the Utah Merger by executing a notarial deed in accordance with the Utah Merger Proposal.

(c)    Pursuant to the Utah Merger, for each outstanding Utah Ordinary Share as of immediately prior to the Utah Merger Effective Time, Utah Newco shall allot one Utah Newco Ordinary Share to the holder of such Utah Ordinary Share (other than Utah, Utah Newco or Utah Newco Sub). Such Utah Newco Ordinary Shares shall be included in the register kept by Utah Newco’s transfer agent and registrar for further credit to the respective (former) shareholders of

Utah entitled to such Utah Newco Ordinary Shares. The allotment of Utah Newco Ordinary Shares pursuant to the Utah Merger shall be recorded in Utah Newco’s shareholders’ register and with the Dutch trade register.

(d)    The Utah Newco Ordinary Shares shall not be admitted for trading on any stock exchange. Holders of record of Utah Newco Ordinary Shares shall only be able to transfer their respective Utah Newco Ordinary Shares in accordance with applicable Law and pursuant to a Dutch notarial deed.

(e)    If and to the extent that any rights of pledge or usufruct vest on Utah Ordinary Shares immediately before the Utah Merger Effective Time, those rights shall pass by operation of Law to the Utah Newco Ordinary Shares allotted pursuant to the Utah Merger in exchange for those Utah Ordinary Shares pursuant Section 3.1(c).

(f)    At the Utah Merger Effective Time, each Utah Option, Utah SAR, Utah RSU Award and Utah PSU Award outstanding as of immediately before the Utah Merger Effective Time shall be converted into the right to receive a Spinco Option, Spinco SAR or Spinco RSU Award, as applicable, immediately following the Share Sale Effective Time, in accordance with Article IV.

(g)    Utah, Utah Newco or Utah Newco Sub will perform, and will cause the respective boards of Utah Newco and Utah Newco Sub to perform, the following actions as promptly as practicable after the date hereof:

(i)    prepare, adopt and sign a proposal (the “Utah Merger Proposal”), substantially in the form attached to this Agreement as Exhibit B, for a legal triangular merger (juridische driehoeksfusie), whereby Utah, as disappearing company, would merge with and into Utah Newco Sub, as acquiring company, and whereby Utah Newco would allot shares in its capital to each holder of Utah Ordinary Shares at the time of the merger in accordance with the Utah Merger Proposal (the “Utah Merger Consideration”), as a consequence of which, following completion of the merger, each holder of Utah Ordinary Shares would hold a number of shares in the capital of Utah Newco equal to the number of Utah Ordinary Shares held by such holder of Utah Ordinary Shares immediately prior to the completion of the merger (the “Utah Merger”);

(ii)    prepare, adopt and sign explanatory notes to the Utah Merger Proposal (the “Utah Merger Notes”), substantially in the form attached to this Agreement as Exhibit C, for the Utah Merger;

(iii)    make all requisite filings and announcements required by Sections 2:313(2), 2:314 and 2:328(5) of the Dutch Code following the execution of the Utah Merger Proposal and the Utah Merger Notes, but not earlier than February 10, 2020, or such earlier date as mutually agreed in writing by Utah, Pluto and Spinco;

(iv)    adopt resolutions to enter into and effectuate the Utah Merger in accordance with the Utah Merger Proposal, including the Utah Merger Resolution to be adopted at the Utah Shareholders Meeting, not before one (1) month has expired (subject to extension of such term pursuant to the Dutch General Act on Terms (Algemene termijnenwet)) after the requisite filings and announcements have been made, as set forth in Section 3.1(g)(iii), and not later than the date of the Utah Shareholders Meeting; and

(v)    cooperate, provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to successfully complete and give full effect to the Utah Merger.

Section 3.2.    The Share Sale.

(a)    Promptly after satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article IX, but in any event on the Closing Date (New York time), Spinco Sub and Utah Newco shall enter into a purchase and sale agreement, substantially in the form attached to this Agreement as Exhibit D (the “Sale Agreement”), whereby Utah Newco will sell and agree to transfer, immediately following the Utah Merger Effective Time, all issued and outstanding shares in the capital of Utah Newco Sub to Spinco Sub or its designated nominee (the “Share Sale”) on the conditions set out in the Sale Agreement, with the consideration for such Share Sale being the Exchangeable Note;

(b)    Immediately after the Utah Merger Effective Time, but in any event on the Closing Date (New York time), Spinco Sub (or its nominee designated in accordance with the Sale Agreement), Utah Newco and Utah Newco Sub will enter into a notarial deed of transfer of shares, substantially in the form as attached to the Sale Agreement, pursuant to which all issued and outstanding shares in the capital of Utah Newco Sub will be transferred by Utah Newco to Spinco Sub or its nominee designated in accordance with the Sale Agreement at and as of such time. Such transfer will be acknowledged by Utah Newco Sub, in accordance with the Sale Agreement, and Spinco Sub will deliver the Exchangeable Note to Utah Newco. The time of such execution and acknowledgment, the “Share Sale Effective Time.”

Section 3.3.    The Utah Newco Liquidation.

(a)    As soon as practicable after the Share Sale Effective Time, Utah Newco will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Sections 2:19 and 2:23b of the Dutch Code (the “Utah Newco Liquidation”) with Stichting Liquidator Mylan acting as liquidator (vereffenaar) of Utah Newco (the “Liquidator”). In connection with the Utah Newco Liquidation, it is intended that the Liquidator shall effectuate the distribution of the Exchangeable Note (which, upon such distribution being effectuated, shall automatically and mandatorily be exchanged for shares of Spinco Common Stock) and all other assets then held by Utah Newco (if any) by means of a liquidation distribution (the “Utah Newco Liquidation Distribution”) (which is intended to be an advance liquidation distribution (uitkering bij voorbaat) in one installment as soon as practicable following the Utah Newco Liquidation, but in any event on the Closing Date (New York time)) to the shareholders of Utah Newco such that each shareholder of Utah Newco shall receive a number of shares of Spinco Common Stock equal to (x) the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares held by such shareholder as of such time, subject to any withholding Taxes, including any withholding Taxes under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965) (the “Dutch Dividend Withholding Tax”), required to be withheld from the Utah Newco Liquidation Distribution. The Utah Newco Liquidation Distribution shall be made as soon as practicable after the Share Sale Effective Time, but in any event on the Closing Date (New York time).

(b)    The board of directors of the Liquidator shall initially consist of one or more Persons to be designated by Utah, and Spinco Sub and Utah shall use their respective reasonable best efforts to (i) procure that the board of directors of the Liquidator shall, as soon as practicable after the Utah Shareholders Meeting, solely consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (ii) reach agreement with such service provider as soon as practicable after the date hereof; provided that such reasonable best efforts obligation shall in any event not require any Pluto Entity or Spinco Entity (other than, in the case of Spinco and Spinco Sub, pursuant to the Sale Agreement) to indemnify Utah Newco for any of its liabilities pursuant to the Utah Newco Liquidation.

(c)    As soon as reasonably practicable after the completion of the Spinco Common Stock Sale by the Exchange Agent as described in Section 3.5(b) (if applicable), Utah Newco shall cause the Exchange Agent to effect the Utah Newco Liquidation Distribution in accordance with the terms of this Agreement and the Exchangeable Note. On behalf of Utah Newco, the Exchange Agent shall (x) deliver to each shareholder of Utah Newco a number of shares of Spinco Common Stock equal to (a) the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares held by such shareholder at such time minus (b) the number of shares of Spinco Common Stock sold pursuant to the Spinco Common Stock Sale, if any, in respect of such Utah Newco shareholder’s Individual Withholding Amount pursuant to Section 3.5(b) or the terms of the Exchangeable Note, and (y) pay aggregate net cash proceeds from such Spinco Common Stock Sale in an amount equal to the Aggregate Withholding Amount to the Dutch taxing authority (“DTA”) in satisfaction of Utah Newco’s obligation to withhold and remit Dutch Dividend Withholding Tax in respect of the Utah Newco Liquidation Distribution under the Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). Banks may charge administrative costs to shareholders of Utah Newco in relation to the transfer of the Utah Newco Liquidation Distribution to their accounts, for which no compensation will be paid to such shareholders of Utah Newco. Each shareholder of Utah Newco that receives the number of shares of Spinco Common Stock that such shareholder is entitled to receive in accordance with the second sentence of this Section 3.3(c) and any cash in lieu of any fractional shares pursuant to Section 3.6 or the terms of the Exchangeable Note, shall (1) be deemed to have received the number of shares of Spinco Common Stock equal to the product of (i) the Exchange Ratio and (ii) the number of Utah Newco Ordinary Shares held by such shareholder (including any such shares of Spinco Common Stock sold in respect of Taxes required to be withheld from the Utah Newco Liquidation Distribution) and (2) thereafter have no further right to receive cash, shares of Spinco Common Stock or any other consideration in respect of the Utah Newco Ordinary Shares or the Exchangeable Note.

Section 3.4.    Alternative Transaction Structure.

(a)    If the Utah Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Code, then, unless otherwise mutually determined by Pluto, Spinco and Utah, the structure of the Combination shall be changed such that for all purposes hereunder the Combination shall consist of the Asset Sale followed by the Utah Liquidation (the “Alternative

Transaction Structure”). If the Alternative Transaction Structure is adopted in accordance with the preceding sentence, (A) all references to the Combination shall be deemed to refer to the Alternative Transaction Structure, (B) all references to the Effective Time shall be deemed to refer to the Asset Sale Effective Time, (C) all references to the Liquidation shall be deemed to refer to the Utah Liquidation, (D) all references to the Liquidation Distribution shall be deemed to refer to the Utah Liquidation Distribution and (E) all references to Utah Shareholder Approval shall be deemed to refer solely to the approval of the Alternative Transaction Resolutions.

(b)    If the Alternative Transaction Structure is adopted pursuant to Section 3.4(a):

(i)    Promptly after satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article IX, but in any event on the Closing Date (New York time), (i) Spinco Sub and Utah shall enter into the Sale Agreement, whereby Utah will sell and agree to transfer, assign and deliver to Spinco Sub or its designated nominee, and Spinco Sub or its designated nominee shall accept and assume from Utah, all of the right, title and interest of Utah in, to and under all of its assets and liabilities (the “Asset Sale”) on the conditions set out in the Sale Agreement, with the consideration for such Asset Sale being the Exchangeable Note;

(ii)    at the Asset Sale Effective Time, each Utah Option, Utah SAR, Utah RSU Award and Utah PSU Award outstanding as of immediately before the Asset Sale Effective Time shall be converted into the right to receive a Spinco Option, Spinco SAR or Spinco RSU Award, as applicable, immediately following the Asset Sale Effective Time in accordance with Article IV;

(iii)    upon the execution of the Sale Agreement, the Asset Sale will be deemed effective as of 6:00 p.m., New York City time, on the Closing Date (such time, the “Asset Sale Effective Time”);

(iv)    as soon as practicable after the Asset Sale Effective Time, Utah will be dissolved (ontbonden) and subsequently liquidated (vereffend) in accordance with Sections 2:19 and 2:23b of the Dutch Code (the “Utah Liquidation”) with the Liquidator, acting as liquidator (vereffenaar) of Utah. In connection with the Utah Liquidation, it is intended that the Liquidator shall effectuate the distribution of the Exchangeable Note (which, upon such distribution being effectuated, shall automatically and mandatorily be exchanged for shares of Spinco Common Stock) and all other assets then held by Utah (if any) by means of a liquidation distribution (the “Utah Liquidation Distribution”) (which is intended to be an advance liquidation distribution (uitkering bij voorbaat) in one installment as promptly as practicable following the Utah Liquidation, but in any event on the Closing Date (New York time)) to the shareholders of Utah such that each shareholder of Utah shall receive a number of shares of Spinco Common Stock equal to (x) the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares held by such shareholder as of such time, subject to any withholding Taxes, including any withholding Taxes under the Dutch Dividend Withholding Tax Act. The Utah Liquidation Distribution shall be made as soon as practicable after the Asset Sale Effective Time, but in any event on the Closing Date (New York time);

(v)    the board of directors of the Liquidator shall initially consist of one or more Persons to be designated by Utah, and Spinco Sub and Utah shall use their respective reasonable best efforts to (A) procure that the board of directors of the Liquidator shall, as soon as practicable after the Utah Shareholders Meeting, solely consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (B) reach agreement with such service provider as soon as practicable after the date hereof; provided that such reasonable best efforts obligation shall in any event not require any Pluto Entity or Spinco Entity (other than, in the case of Spinco and Spinco Sub, pursuant to the Sale Agreement) to indemnify Utah for any of its liabilities pursuant to the Utah Liquidation; and

(vi)    as soon as reasonably practicable after the completion of the Spinco Common Stock Sale by the Exchange Agent as described in Section 3.5(b) (if applicable) Utah shall cause the Exchange Agent to effect the Utah Liquidation Distribution in accordance with the terms of this Agreement and the Exchangeable Note. On behalf of Utah, the Exchange Agent shall (A) deliver to each shareholder of Utah a number of shares of Spinco Common Stock equal to (x) the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares held by such shareholder at such time minus (y) the number of shares of Spinco Common Stock sold pursuant to the Spinco Common Stock Sale, if any, in respect of such Utah shareholder’s Individual Withholding Amount pursuant to Section 3.5(b) or the terms of the Exchangeable Note, and (B) pay aggregate net cash proceeds from such Spinco Common Stock Sale in an amount equal to the Aggregate Withholding Amount to the DTA in satisfaction of Utah’s obligation to withhold and remit Dutch Dividend Withholding Tax in respect of the Utah Liquidation under the Dutch Dividend Withholding Tax Act. Banks may charge administrative costs to shareholders of Utah in relation to the transfer of the Utah Liquidation Distribution to their accounts, for which no compensation will be paid to such shareholders of Utah. Each shareholder of Utah that receives the number of shares of Spinco Common Stock that such shareholder is entitled to receive in accordance with the second sentence of this Section 3.4(b)(vi) and any cash in lieu of any fractional shares pursuant to Section 3.6 or the terms of the Exchangeable Note, shall (1) be deemed to have received the number of shares of Spinco Common Stock equal to the product of (i) the Exchange Ratio and (ii) the number of Utah Ordinary Shares held by such shareholder (including any such shares of Spinco Common Stock sold in respect of Taxes required to be withheld from the Utah Liquidation Distribution) and (2) thereafter have no further right to receive cash, shares of Spinco Common Stock or any other consideration in respect of Utah Ordinary Shares or the Exchangeable Note.

Section 3.5.    Exchange Agent.

(a)    Prior to the Effective Time, Pluto shall appoint an exchange agent that is reasonably acceptable to Utah (the “Exchange Agent”) to act as the agent for the purpose of (i) allotting the Utah Merger Consideration to each holder of Utah Ordinary Shares at the time of the Utah Merger in accordance with the Utah Merger Proposal and (ii) giving effect to the Liquidation Distribution by the Liquidator. At or promptly following the Effective Time, Spinco shall cause to be contributed to Spinco Sub, and Spinco Sub shall deposit with the Exchange Agent, the number of shares of Spinco Common Stock deliverable in respect of the automatic and mandatory exchange of the Exchangeable Note for shares of Spinco Common Stock (collectively, the “Exchange Fund”). If for any reason the Exchange Fund is inadequate to deliver all shares of Spinco Common Stock in respect of the automatic and mandatory exchange of the Exchangeable Note for shares of Spinco Common Stock, Spinco shall take all steps necessary to enable or cause Spinco Sub to, at or prior to the Effective Time, deposit in trust with the Exchange Agent additional shares of Spinco Common Stock sufficient to make all such deliveries. The Exchange Fund shall not be used for any purpose other than as set forth in this Agreement.

(b)    Immediately following the Effective Time, Pluto and Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah) shall jointly advise, in accordance with Section 8.4, the Exchange Agent in writing of (i) the number of shares of Spinco Common Stock to which each shareholder of Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, each shareholder of Utah) is entitled pursuant to the Liquidation Distribution (prior to giving effect to any Tax withholding) (the “Gross Number”) and (ii) the amount of Dutch Dividend Withholding Tax, if any, required to be withheld in respect of the delivery of the Gross Number of shares of Spinco Common Stock to each shareholder of Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, to each shareholder of Utah) pursuant to the Liquidation Distribution (such communicated amount, the “Aggregate Withholding Amount” and the amount of Dutch Dividend Withholding Tax to be withheld per Utah Newco shareholder, the “Individual Withholding Amount”). Pursuant to, and as further described in, this Section 3.5(b) and Section 3.3(c) (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Section 3.4(b)(vi)) as soon as reasonably possible after the Effective Time, Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah) shall cause the Exchange Agent, and the Exchange Agent shall be authorized, acting as agent of Utah Newco (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah), to sell, in one or more transactions for the benefit of the Utah Newco shareholders (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah shareholders), such number of shares of Spinco Common Stock to which the Utah Newco shareholders (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah shareholders) would otherwise be entitled as is necessary to obtain net cash proceeds as close as possible to, but no less than, the Aggregate Withholding Amount (the “Spinco Common Stock Sale”). In the event that the cash proceeds obtained by the Exchange Agent pursuant to this Section 3.5(b) exceed the Aggregate Withholding Amount, such surplus cash proceeds shall be paid to the Utah Newco shareholders (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, Utah shareholders) on a pro rata basis consistent with the procedures for payment of cash in lieu of fractional shares; provided that Spinco Sub shall be entitled to any such surplus if the amount is de minimis.

(c)    Any portion of the Exchange Fund that remains unclaimed by the holders of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, the holders of Utah Ordinary Shares) who were entitled to receive a portion of the Exchange Fund in the Liquidation Distribution twelve (12) months after the Effective Time shall be returned to Spinco Sub, upon demand, and any such holder of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, any such holder of Utah Ordinary Shares) who has not received its portion of the Liquidation Distribution (less Taxes required to be withheld from such Liquidation Distribution, if any), and, if applicable, any cash in lieu of fractional shares of Spinco Common Stock pursuant to Section 3.6 or the terms of the Exchangeable Note in accordance with this Section 3.5 prior to that time, shall thereafter look only to Spinco Sub (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for the Liquidation Distribution and, if applicable, any cash in lieu of fractional shares of Spinco Common Stock pursuant to Section 3.6 or the terms of the Exchangeable Note. Notwithstanding the foregoing, Spinco Sub shall not be liable to any holder of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, any holder of Utah Ordinary Shares) for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any shares of Spinco Common Stock and any cash in lieu of fractional shares of Spinco Common Stock pursuant to Section 3.6 remaining unclaimed by holders of Utah Newco Ordinary Shares (or, if the Alternative Transaction Structure is adopted pursuant to Section 3.4, holders of Utah Ordinary Shares) two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Spinco Sub free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.6.    No Fractional Shares.

(a)    Notwithstanding anything herein to the contrary, no fractional shares of Spinco Common Stock shall be issued in connection with the Liquidation Distribution, and any such fractional share interests to which a Utah shareholder or Utah Newco shareholder, as applicable, would otherwise be entitled shall not entitle such holder to vote or to any other rights as a stockholder of Spinco. In lieu of any such fractional shares, each Utah shareholder or Utah Newco shareholder, as applicable, who, but for the provisions of this Section 3.6, would be entitled to receive a fractional share interest of Spinco Common Stock pursuant to the Liquidation Distribution, shall be paid cash, without any interest thereon, as hereinafter provided. Pluto shall instruct the Exchange Agent to determine the number of whole shares and fractional shares of Spinco Common Stock allocable to each Utah shareholder or Utah Newco shareholder, as applicable, to aggregate all such fractional shares into whole shares, to sell the whole shares obtained thereby in the open market at the then-prevailing prices on behalf of each Utah shareholder or Utah Newco shareholder, as applicable, who otherwise would be entitled to receive fractional share interests and to distribute to each such Utah shareholder or Utah Newco shareholder, as applicable, his, her or its ratable share of the total proceeds of such sale, after deducting any applicable Taxes and the costs and expenses of such sale and distribution, including brokers fees and commissions. The sales of fractional shares shall occur as soon after the Effective Time as practicable and as determined by the Exchange Agent. None of the Parties or the Exchange Agent shall guarantee any minimum sale price for the fractional shares of Spinco Common Stock. None of the Parties shall pay any interest on the proceeds from the sale of fractional shares. The Exchange Agent shall have the sole discretion to select the broker-dealers through which to sell the aggregated fractional shares and to determine when, how and at what price to sell such shares. Neither the Exchange Agent nor the broker-dealers through which the aggregated fractional shares are sold shall be Affiliates of any of the Parties.

(b)    Solely for purposes of computing fractional share interests pursuant to this Section 3.6, the beneficial owner of Utah Ordinary Shares held of record in the name of a nominee in any nominee account shall be treated as the holder of record with respect to such shares.

Section 3.7.    Spinco Governance Matters.

(a)    As of the Effective Time, the Spinco Board shall have 13 directors, which shall consist of (i) the Chairman of the Utah Board as of immediately prior to the Effective Time (who shall be Executive Chairman of Spinco (as set forth in Section 3.7(b))), (ii) the Chief Executive Officer of Spinco as of the Effective Time (as set forth in Section 3.7(b)), (iii) three (3) persons designated by Pluto (in consultation with Utah) prior to the Effective Time, and (iv) eight (8) persons designated by Utah prior to the Effective Time. The Executive Chairman of Spinco as of the Effective Time shall be in the class of directors whose term expires at the 2023 annual meeting of stockholders, and each of the three persons designated by Pluto to serve on the Spinco Board shall serve in a different class of directors.

(b)    As of the Effective Time, the executive officers of Spinco shall include: (i) Robert J. Coury, who shall be Executive Chairman (or, if he is unable or unwilling to serve as such officer of Spinco as of the Effective Time, such other Person jointly selected by Utah and Pluto), (ii) Michael Goettler, who shall be Chief Executive Officer (or, if he is unable or unwilling to serve as such officer of Spinco as of the Effective Time, such other Person jointly selected by Utah and Pluto following a search initiated by Utah), (iii) Rajiv Malik, who shall be President (or, if he is unable or unwilling to serve as such officer of Spinco as of the Effective Time, such other Person jointly selected by Utah and Pluto following a search initiated by Utah), and (iv) a Person selected jointly by Utah and Pluto following a search initiated by Utah, who shall be Chief Financial Officer.

Section 3.8.    Directors of Utah Newco Sub. Utah and Utah Newco shall procure that, at the Effective Time, the Utah Newco Sub Board shall consist exclusively of such directors as are designated in writing by Spinco Sub. In addition to the discharge contemplated by the Discharge Resolutions, Spinco Sub shall at the first annual or extraordinary general meeting of shareholders of Utah Newco Sub held after the Closing, cause all members of the Utah Newco Sub Board to be fully and finally discharged for their acts of management up to the Effective Time, in as far as allowed under applicable Laws; provided that Spinco Sub shall not be required to cause the discharge of any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director.

Section 3.9.    Name. The name of Spinco at the Effective Time shall be selected by Utah (in consultation in good faith with Pluto) prior to the Effective Time.

ARTICLE IV.

CONVERSION OF EQUITY AWARDS

Section 4.1.    Utah Equity Awards.

(a)    Utah Options and Utah SARs. At the Effective Time, each Utah Option or Utah SAR that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Spinco Option or Spinco SAR, as applicable to purchase (i) that number of shares of Spinco Common Stock equal to the product (rounded down to the nearest whole share) of (A) the number of Utah Ordinary Shares subject to such Utah Option or Utah SAR, as applicable, as of immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, (ii) at an exercise price per share equal to the quotient (rounded up to the nearest whole cent) of (A) the per share exercise price or per share base price, as applicable, of such Utah Option or Utah SAR, as applicable, as of immediately prior to the Effective Time divided by (B) the Exchange Ratio (each such Spinco Option, a “Converted Spinco Option”, and each such Spinco SAR, a “Converted Spinco SAR”). Except as otherwise provided in this Section 4.1, each such Converted Spinco Option or Converted Spinco SAR shall be subject to substantially the same terms and conditions as applied to the corresponding Utah Option or Utah SAR as of immediately prior to the Effective Time, including as provided in Section 4.1 of the Utah Disclosure Schedule.

(b)    Utah RSU Awards. At the Effective Time, each Utah RSU Award that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Spinco RSU Award in respect of that number of shares of Spinco Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of Utah Ordinary Shares subject to such Utah RSU Award as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (each such Spinco RSU Award, a “Converted Spinco RSU Award”). Except as otherwise provided in this Section 4.1, each such Converted Spinco RSU Award shall be subject to substantially the same terms and conditions as applied to the corresponding Utah RSU Award as of immediately prior to the Effective Time, including as provided in Section 4.1 of the Utah Disclosure Schedule.

(c)    Utah PSU Awards. At the Effective Time, each Utah PSU Award that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive, as of immediately following the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, a Converted Spinco RSU Award in respect of that number of shares of Spinco Common Stock (rounded to the nearest whole share) equal to the product of (i) the number of Utah Ordinary Shares subject to such Utah PSU Award as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. For purposes of this Section 4.1(c), the number of Utah Ordinary Shares subject to a Utah PSU Award with a performance period that is incomplete as of immediately prior to the Effective Time shall be determined assuming performance goals are satisfied at the target level. After the Share Sale Effective Time or the Asset Sale Effective Time, as applicable, each such Converted Spinco RSU Award shall be subject to time-vesting at the end of the originally scheduled performance period (or any later scheduled vesting date). Except as otherwise provided in this Section 4.1, each such Converted Spinco RSU Award shall be subject to substantially the same terms and conditions as applied to the corresponding Utah PSU Award as of immediately prior to the Effective Time, including as provided in Section 4.1 of the Utah Disclosure Schedule.

(d)    Utah Actions. At or prior to the Effective Time, the Utah Board or its compensation committee, as applicable, shall adopt any resolutions and take any other actions that are necessary or appropriate to effectuate the provisions of this Section 4.1.

(e)    Spinco Actions. Spinco shall take such corporate actions as are necessary for the conversion of the Utah Equity Awards pursuant to this Section 4.1, including the reservation, issuance and listing of Spinco Common Stock as necessary to effect the transactions contemplated by this Section 4.1. As soon as reasonably practicable following the Effective Time, Spinco shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Spinco Common Stock underlying the applicable Converted Spinco Options, Converted Spinco SARs and Converted Spinco RSU Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such applicable Converted Spinco Options, Converted Spinco SARs and Converted Spinco RSU Awards remain outstanding.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PLUTO RELATING TO PLUTO

Except as otherwise disclosed or identified in (a) the Pluto SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Pluto SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face or (b) the Spinco

Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article V and Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Pluto hereby represents and warrants to the Utah Parties as follows:

Section 5.1.    Organization of Pluto. Pluto is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2.    Due Authorization.

(a)    Pluto has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party and (subject to the receipt of the Consents described in Section 5.4) to consummate the transactions contemplated hereby and thereby.

(b)    Except for such further action of the Pluto Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Pluto Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Pluto of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Pluto is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c)    Each of this Agreement and the Transaction Documents to which Pluto is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which any of the Utah Parties is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of the applicable Utah Party) constitutes or will constitute the legal, valid and binding obligation of Pluto, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, examinership, fraudulent conveyance, reorganization, liquidation, dissolution, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (collectively, the “Remedies Exception”).

Section 5.3.    No Conflict. Subject to the receipt of the Consents set forth in Section 5.4, the execution, delivery and performance by Pluto of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Pluto of the transactions contemplated hereby and thereby do not and will not (a) violate any provision of, or result in the breach of, any Law applicable to Pluto or by which any of its assets is bound; (b) violate any provision of the Organizational Documents of Pluto; or (c) violate any provision of or result in a breach or termination of, or require a Consent under, or result in the termination, creation or acceleration of any obligation under, or result in the loss of any benefit under, any Contract to which Pluto or any of its Subsidiaries is a party, except, in the case of clauses (a) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect.

Section 5.4.    Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by Pluto in connection with the execution or delivery by Pluto of this Agreement or the other Transaction Documents to which it is or will be a party or the consummation by Pluto of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws; (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; and (d) Consents described in Section 6.5 of the Spinco Disclosure Schedule; (e) Consents described in Section 5.4 of the Spinco Disclosure Schedule; and (f) the Approvals, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect.

Section 5.5.    Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Pluto, threatened before or by any Governmental Authority against Pluto that, would reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect and (b) there is no continuing Governmental Order to which any Pluto Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Pluto Material Adverse Effect.

Section 5.6.    Brokers’ Fees. No broker, finder investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which the Utah Parties or the Spinco Entities would be liable after Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based on arrangements made on behalf of Pluto or any of its Affiliates.

Section 5.7.    Pluto Internal Controls. Pluto maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the Spinco Business. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Pluto with respect to the Spinco Business is reported on a timely basis to the individuals responsible for the preparation of Pluto’s filings with the SEC and other public disclosure documents. Pluto’s management has completed an assessment of the effectiveness of Pluto’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Pluto’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Pluto maintained effective internal control over financial reporting as of December 31, 2018. Pluto’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pluto, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Pluto are being made only in accordance with authorizations of management and directors of Pluto and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pluto’s assets that could have a material effect on its financial statements. Pluto has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Pluto’s auditors and the audit committee of the Pluto Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect Pluto’s ability to record, process, summarize and report financial information with respect to the Spinco Business and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Pluto’s internal control over financial reporting with respect to the Spinco Business.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES OF PLUTO RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Pluto SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Pluto SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the Spinco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of Article V or this Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Pluto hereby represents and warrants to the Utah Parties as follows:

Section 6.1.    Organization of Spinco and Spinco Sub.

(a)    Each Spinco Party is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b)    Each Spinco Party has made available to Utah true and complete copies of its Organizational Documents.

(c)    Each Spinco Party (i) has all requisite corporate power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.2.    Subsidiaries.

(a)    Section 6.2(a) of the Spinco Disclosure Schedule sets forth a list of the Spinco Subsidiaries and their respective jurisdictions of organization as of the date hereof. Each Spinco Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b)    Each Spinco Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.3.    Due Authorization.

(a)    Each Spinco Party has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and (subject to the receipt of the Consents described in Section 6.5) to consummate the transactions contemplated hereby and thereby.

(b)    Except for such further action of the Pluto Board required, if applicable, to establish the Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Pluto Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by each Spinco Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by each Spinco Party of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part.

(c)    Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by each Spinco Party and (assuming that each of this Agreement and the other applicable Transaction Documents to which any of the Utah Parties is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of the applicable Utah Party) constitutes or will constitute a legal, valid and binding obligation of each Spinco Party (as applicable), enforceable against each Spinco Party (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 6.4.    No Conflict. Subject to the receipt of the Consents described in Section 6.5, the execution and delivery by each Spinco Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by such Spinco Party of the transactions contemplated hereby and thereby do not and will not: (a) violate any provision of, or result in the breach of, any Law applicable to any Spinco Entity or by which any of its assets is bound; (b) violate any provision of the Organizational Documents of Spinco or Spinco Sub; or (c) violate any provision of or result in a breach or termination of, or require a Consent under, or result in the termination, creation or acceleration of any obligation under, or result in the loss of any benefit under, any Contract to which any Spinco Entity is a party or to which the Spinco Business is bound, except, in the case of clauses (a) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.5.    Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by any Spinco Entity in connection with the execution or delivery by each Spinco Party of this Agreement or the other Transaction Documents to which each Spinco Party (as applicable) is or will be a party as of the Effective Time or the consummation by such Spinco Party of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws; (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; and (d) the Approvals, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.6.    Capital Stock and Other Matters.

(a)    As of the date hereof, (i) the authorized capital stock of Spinco consists of 1,000 shares of Spinco Common Stock, par value $0.01 per share, (ii) the issued and outstanding shares of capital stock of Spinco consists of 100 shares of Spinco Common Stock and (iii) no shares of Spinco Common Stock are being held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock, as of the date hereof, are owned by Pluto and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of Spinco Common Stock determined in accordance with Section 8.15.

(b)    No bonds, debentures, notes or other Indebtedness of any Spinco Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are issued or outstanding.

(c)    As of the date hereof, the authorized shares of capital stock of Spinco Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 is issued and outstanding. Spinco Sub has been organized solely for the purpose of effecting the Combination and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

(d)    Except pursuant to the Transaction Documents (including the Distribution and the Combination provided for thereunder and hereunder), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Spinco, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Spinco, (ii) agreements of any kind which may obligate Spinco to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Spinco.

Section 6.7.    Capitalization of Subsidiaries. The issued and outstanding Interests of each Spinco Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. Spinco, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of the Spinco Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such Spinco Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Spinco Subsidiaries, and there are no agreements of any kind which may obligate any Spinco Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.8.    Financial Statements.

(a)    Set forth on Section 6.8(a) of the Spinco Disclosure Schedule are copies of the audited combined balance sheets of the Spinco Business as of December 31, 2017 and December 31, 2018, and the audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018 (collectively, the “Spinco Financial Statements”). Each of the Spinco Financial Statements (i) was derived from the books and records of Pluto and its Subsidiaries and was prepared in accordance with GAAP, consistently applied during the periods involved, except as noted in the Spinco Financial Statements, (ii) conforms to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the Securities Filings and (iii) fairly presents in all material respects the financial position and results of operations and cash flows of the Spinco Business as at the dates and for the periods presented; provided that the Spinco Financial Statements and the foregoing representations and warranties concerning the Spinco Financial Statements are qualified by the fact that the Spinco Business has not operated as a separate standalone entity and has received certain allocated charges and credits as stated therein which do not necessarily reflect amounts that the Spinco Business would incur on a standalone basis.

(b)    As of the date hereof, neither Spinco nor any of the Spinco Subsidiaries is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC.

(c)    There are no Liabilities of the Spinco Entities of any nature that would be required to be reflected on, or reserved against in, a combined balance sheet of the Spinco Business or in the notes thereto prepared in accordance with GAAP, except for (i) Liabilities reflected or reserved for on the audited combined balance sheet of the Spinco Business as of December 31, 2018 or described in the notes thereto; (ii) Liabilities incurred in the ordinary course of business since December 31, 2018; (iii) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (other than Liabilities incurred by Spinco or another member of the Spinco Group solely pursuant to clause (A) of the first sentence of Section 2.01(a)(ii) of the Separation and Distribution Agreement); or (iv) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(d)    Neither Spinco nor any of the Spinco Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e)    When delivered pursuant to Section 8.25(a), each of the Subsequent Spinco Financial Statements will (i) be derived from the books and records of Pluto and its Subsidiaries and prepared in accordance with GAAP, consistently applied during the periods involved, except as noted in the Subsequent Spinco Financial Statements (and except that the Subsequent Unaudited Spinco Financial Statements will be subject to normal year-end audit adjustments, in each case that are immaterial in amount or effect), (ii) conform to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the Securities Filings and (iii) fairly present in all material respects the financial position and results of operations and cash flows of the Spinco Business as at the dates and for the periods presented; provided that the Subsequent Spinco Financial Statements and the foregoing representations and warranties concerning the Subsequent Spinco Financial Statements are qualified by the fact that the Spinco Business has not operated as a separate standalone entity and has received certain allocated charges and credits as stated therein which do not necessarily reflect amounts that the Spinco Business would incur on a standalone basis.

Section 6.9.    Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Pluto, threatened before or by any Governmental Authority against any Pluto Entity (with respect to the Spinco Business) or against any Spinco Entity that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and (b) there is no continuing Governmental Order to which any Pluto Entity (with respect to the Spinco Business) or any Spinco Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.10.     Legal Compliance.

(a)    Each of the Spinco Entities is, and Pluto conducts the Spinco Business, and, since January 1, 2017 each of the Spinco Entities has been and Pluto has conducted the Spinco Business, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Since January 1, 2017, none of the Spinco Entities or the Pluto Entities (with respect to the Spinco Business) has received any written notice from any Governmental Authority of a violation of or failure to comply with any applicable Law, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b)    Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business, taken as a whole:

(i)    (A) the Spinco Entities are, and Pluto conducts the Spinco Business in, and, since January 1, 2017 the Spinco Entities have been, and Pluto has conducted the Spinco Business in, compliance with the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and, to the knowledge of Pluto, any other applicable Anti-corruption Laws; (B) since January 1, 2017, none of the Spinco Entities or the Pluto Entities (with respect to the Spinco Business) has been given notice by a Governmental Authority of, or to the knowledge of Pluto, been investigated by any Governmental Authority with respect to, any actual or alleged violation of the FCPA or any other applicable Anti-corruption Laws by the Spinco Entities or involving the Spinco Business; and (C) since January 1, 2017, the Spinco Entities and Pluto (with respect to the Spinco Business) have had an operational program in effect, including policies, procedures and training intended to enhance awareness of and compliance with the FCPA and any other applicable Anti-corruption Laws.

(ii)    Since January 1, 2017, none of the Pluto Entities (with respect to the Spinco Business) or the Spinco Entities has, directly or indirectly, through their respective directors, managers, members, officers, employees or, to the knowledge of Pluto, any other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way.

(iii)    To the knowledge of Pluto, since January 1, 2017, none of the Pluto Entities (with respect to the Spinco Business) or the Spinco Entities, has engaged in any unlicensed or unauthorized transaction with any supplier, customer or distributor that is (A) organized or ordinarily resident in a country or territory that is, or whose government (including any Governmental Authority within such country or territory) is, the target of economic or trade sanctions administered or enforced by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (currently, the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Syria or Venezuela) or (B) a Prohibited Party.

(c)    This Section 6.10 does not apply to matters relating to Taxes (which are addressed exclusively in Section 6.14), Regulatory Matters (which are addressed exclusively in Section 6.17), Intellectual Property (which are addressed exclusively in Section 6.19), and Environmental Laws (which are addressed exclusively in Section 6.20).

Section 6.11.    Material Contracts.

(a)     Except for (x) Contracts that do not constitute Spinco Assets or Spinco Liabilities, and (y) any Contract that is an Additional Transfer Document, as of the date hereof, none of the Pluto Entities (with respect to the Spinco Business) nor any of the Spinco Entities are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Spinco Licenses, the “Spinco Material Contracts”):

(i)    other than any such Contract solely between Spinco Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to the Spinco Business (taken as a whole);

(ii)    Contracts containing (A) a covenant materially restricting the ability of any Pluto Entity (with respect to the Spinco Business) or any Spinco Entity to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers or (B) a provision granting the other party exclusivity or similar rights, in each case of clauses (A) and (B), that would, after giving effect to the Combination, materially impact the Spinco Business (taken as a whole);

(iii)    other than any such Contract solely between Spinco Entities, any Contract restricting Spinco from (A) paying any dividends, (B) making any other distributions to its stockholders or (C) repurchasing or redeeming shares of Spinco Common Stock;

(iv)    any acquisition or divestiture Contract or licensing agreement that contains continuing financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations other than royalty payments) that would reasonably be expected to result in the receipt or making by any Pluto Entity (with respect to the Spinco Business) or any Spinco Entity of future payments in excess of $100 million;

(v)    any Contract relating to outstanding Indebtedness of the Spinco Entities (whether incurred, assumed, guaranteed or secured by any asset), in each case in a principal amount in excess of $100 million, other than (A) Contracts solely among the Spinco Entities or a guarantee by any Spinco Entity of Indebtedness of another Spinco Entity and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $100 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(vi)    any Spinco Leases set forth on Section 6.18(b) of the Spinco Disclosure Schedule;

(vii)    any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $100 million;

(viii)    any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which any Pluto Entity (with respect to the Spinco

Business) or Spinco Entity (A) is required to pay after the date hereof consideration in excess of $50 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix)    any Contract with any Governmental Authority that is material to the Spinco Business (taken as a whole), excluding any sales, supply, manufacturing or services agreements entered into in the ordinary course of business and tolling agreements entered into in connection with investigations by any Governmental Authority; and

(x)    any Contract not otherwise described in any other subsection of this Section 6.11(a) that would be required to be filed by Spinco as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if Spinco were subject to the reporting requirements of the Exchange Act as of the date hereof.

(b)    Pluto has made available to Utah true, complete and correct copies of each Spinco Material Contract described in Section 6.11(a)(i) through Section 6.11(a)(x) in effect on the date hereof. Each Spinco Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on the applicable Pluto Entity or Spinco Entity and, to the knowledge of Pluto, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. No Pluto Entity or Spinco Entity is in breach of, or default under, any Spinco Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Pluto, as of the date hereof, no other party to any Spinco Material Contract is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.12.    Spinco Benefit Plans.

(a)    Section 6.12(a) of the Spinco Disclosure Schedule lists as of the date hereof each material Spinco Benefit Plan. For purposes of this Agreement, “Spinco Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit, bonus, incentive, retirement, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, agreements and arrangements, whether or not subject to ERISA and whether written or oral, for the benefit of any Spinco Employee, director or service provider who is a natural person or former employee, director or service provider who is a natural person of any of the Spinco Entities, (i) that is sponsored, maintained or contributed to by any of the Spinco Entities, (ii) for which any of the Spinco Entities has any liability, contingent or otherwise, or (iii) in the case of a bi-lateral agreement, to which any of the Spinco Entities is a party; provided, however, that “Spinco Benefit Plan” shall not include any Multiemployer Plan or any other plan, program or arrangement maintained by (A) an entity other than a Spinco Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority. The term Spinco Benefit Plan shall not include any plan, program or arrangement sponsored or maintained by any of the Pluto Entities that is retained by any of the Pluto Entities pursuant to the Employee Matters Agreement (a “Pluto Benefit Plan”).

(b)    Spinco has heretofore made available to Utah a true and complete copy (or in the case of any unwritten plan, a description) of each material Spinco Benefit Plan and, with respect to each such Spinco Benefit Plan, the following related documents, if applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report, (v) any related trust agreement and (vi) all material filings and correspondence with any Governmental Authority.

(c)    Each of the Spinco Benefit Plans (and, to the extent reasonably expected to result in material liability to Spinco, each of the Pluto Benefit Plans) has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. There are no pending or, to the knowledge of Pluto, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Spinco Benefit Plans (or, to the extent reasonably expected to result in material liability to Spinco, any of the Pluto Benefit Plans) or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. All material contributions or other amounts payable by any of the Spinco Entities as of the Effective Time pursuant to each Spinco Benefit Plan in respect of current or prior plan years have been timely paid or accrued to the extent required by GAAP.

(d)    Each Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, each Pluto Benefit Plan) and any trust related thereto that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011) has received a favorable determination or opinion letter from the IRS (or the Puerto Rico Treasury Department) that it is so qualified, and, to the knowledge of Pluto, such letter has not been revoked (nor has revocation been threatened), no event has occurred that would reasonably be expected to give rise to any such action and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(e)    No Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, no Pluto Benefit Plan) (i) is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, nor has Spinco, any of its ERISA Affiliates or any Pluto Entity sponsored, maintained or contributed to any such plan in the six (6) years prior to the date hereof for the benefit of any Spinco Employee or former employee of any of the Spinco Entities that would reasonably be expected to result in material liability to Spinco, (ii) is a plan that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iii) provides material welfare benefits, including death or medical benefits (whether or not insured), with respect to Spinco Employees or former employees of any of the Spinco Entities beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(f)    Neither Spinco nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in Spinco incurring any such liability thereunder, (ii) is obligated to contribute currently, and neither Spinco, any of its ERISA Affiliates nor any Pluto Entity has been obligated to contribute during the six (6) years prior to the date hereof, in each case, to any Multiemployer Plan with respect to Spinco Employees or former employees of any of the Spinco Entities or (iii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(g)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would (i) result in, cause the vesting, exercisability or delivery of, or materially increase the amount or value of, any payment, right or other benefit (including severance, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or employee of any of the Spinco Entities under any Spinco Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Spinco Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any limitation on the right to amend, merge, terminate or receive a reversion of assets from any Spinco Benefit Plan or related trust or require the funding of any trust.

(h)    No Spinco Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, each Pluto Benefit Plan) that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with the applicable Governmental Authorities and to the knowledge of Pluto, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, such Pluto Benefit Plan), and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Spinco Benefit Plan or Pluto Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 6.13.    Labor Matters. Section 6.13 of the Spinco Disclosure Schedule sets forth a list as of the date hereof of all material Collective Bargaining Agreements (a) that are applicable to Spinco Employees or former employees of any of the Spinco Entities, (b) to which any of the Spinco Entities is a party as of the date hereof or (c) to which any of the Pluto Entities is a party as of the date hereof and with respect to which any of the Spinco Entities will become a party pursuant to the Employee Matters Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1,

2017, (i) there has not been any strike, lockout, labor dispute or union organizing activity, or, to the knowledge of Pluto, any threat thereof, by any Spinco Employees with respect to their employment with the Spinco Business; and (ii) the Spinco Entities have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of Pluto, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each individual who renders services to the Spinco Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized.

Section 6.14.    Tax Matters.

(a)    All material Tax Returns required to be filed by or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All material Taxes of or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the Spinco Financial Statements.

(b)    There are no agreements in effect extending the period for assessment of collection of any material Taxes of the Spinco Entities, the Spinco Business or the Spinco Assets that have been filed with any Governmental Authority.

(c)    All material Taxes required to be withheld in respect of the Spinco Business, the Spinco Assets or any Spinco Entity by Pluto, Spinco or their respective Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d)    No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against any Spinco Entity, the Spinco Business or the Spinco Assets (or, to the knowledge of Pluto, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes of or with respect to any Spinco Entity, the Spinco Business or the Spinco Assets.

(e)    Other than in connection with the Distribution or otherwise in connection with the separation of the Spinco Business (including transactions contemplated by the Internal Reorganization Plan and transactions that have already occurred in connection with such separation), no Spinco Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(f)    No Spinco Entity has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g)    There are no Liens for material Taxes (other than Permitted Liens) upon the assets of any Spinco Entity or any of the Spinco Assets.

(h)    No Spinco Entity is party to any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) the Additional Transfer Documents and (iii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes.

(i)    No Governmental Authority has notified any Spinco Entity in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(j)    As of the date hereof, neither Pluto nor Spinco is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment, (ii) Pluto or Spinco from delivering the Tax Representation Letters at the applicable times set forth in Section 8.3(d) or (iii) Pluto from obtaining the Pluto Tax Opinion as contemplated by Section 8.3(c).

(k)    The representations and warranties set forth in this Section 6.14 and, to the extent relating to Tax matters, Section 6.12, constitute the sole and exclusive representations and warranties of Pluto regarding Tax matters.

Section 6.15.    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which any Utah Entity or any Spinco Entity would be liable after the Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based upon arrangements made by any Spinco Entity.

Section 6.16.    Insurance. All insurance policies (excluding any Spinco Benefit Plans) to which any Spinco Entity is currently a party, or which are held for the benefit of the Spinco Entities or the Spinco Business, are in full force and effect, and, to the knowledge of Pluto, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.17.    Regulatory Matters.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 6.20), (i) the Pluto Entities (with respect to the Spinco Business) or the Spinco Entities have obtained all of the Permits necessary under applicable Laws for the Spinco Entities to own, lease and operate the Spinco Assets in the manner in which they are now owned, leased and operated and to conduct the Spinco Business as now conducted, including (A) all authorizations and approvals under the United States Food, Drug and Cosmetic Act, as amended (the “FDCA”) (including Sections 505, 510(k) and 515 thereof), the United States Public Health Service Act, as amended (the “PHSA”) and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable

Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Spinco Products (any such Governmental Authority, a “Spinco Regulatory Agency”), in each case necessary for the lawful operation of the Spinco Business in each jurisdiction in which such Person operates (the “Spinco Regulatory Permits”); (ii) all such Spinco Regulatory Permits are valid and in full force and effect; and (iii) Spinco is in compliance with the terms of all Spinco Regulatory Permits.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, the Spinco Business is being conducted in compliance with, and each Pluto Entity (with respect to the Spinco Business) and Spinco Entity has appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et. seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity; (xiv) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which any Pluto Entity (with respect to the Spinco Business) or Spinco Entity operates or sells or distributes a Spinco Product or Spinco Product candidate; and (xv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Spinco Healthcare Laws”). Since January 1, 2017, no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has received any written notification or communication from any Spinco Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of any Pluto Entity or Spinco Entity under, any Spinco Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(c)    No Pluto Entity (with respect to the Spinco Business) or Spinco Entity is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Spinco Regulatory Agency and, to the knowledge of Pluto, (i) the imposition of any such agreement or decree is not currently pending, and (ii) no Pluto Entity or Spinco Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d)    Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each Pluto Entity (with respect to the Spinco Business) and Spinco Entity are being conducted in compliance with all applicable Spinco Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has commenced, or, to the knowledge of Pluto, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity.

(e)    Since January 1, 2017, no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters), the EMA or any other Spinco Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs, which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Spinco Product currently pending before or previously approved or cleared by the FDA, the EMA or such other Spinco Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(f)    Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Spinco Regulatory Agency by any Pluto Entity (with respect to the Spinco Business) or Spinco Entity have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). No Pluto Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Pluto, any officer, employee, agent or distributor of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Spinco Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Spinco Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the Spinco Business, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Spinco Regulatory Agency to invoke any similar policy.

(g)    No Pluto Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Pluto, any officer, employee, agent or distributor of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. No Pluto Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Pluto, any officer, employee, agent or distributor of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h)    As to each Spinco Product or Spinco Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each such Spinco Product or Spinco Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting, and security. There is no investigation, action or proceeding pending or, to the knowledge of Pluto, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any Spinco Product or Spinco Product candidate by any Pluto Entity (with respect to the Spinco Business) or Spinco Entity, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(i)    Since January 1, 2017, no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Spinco Product, in each case which has not been publicly disclosed by the applicable Spinco Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any Spinco Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Pluto, there are no facts which would reasonably be expected to cause, and no Pluto Entity (with respect to the Spinco Business) or Spinco Entity has received since January 1, 2017 any written notice from the FDA or any other Spinco Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Spinco Product sold or intended to be sold by Spinco or the Spinco Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Spinco Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Spinco Products, or (iv) a negative change in reimbursement status of a Spinco Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.18.    Real Property.

(a)    Section 6.18(a) of the Spinco Disclosure Schedule sets forth all of the Spinco Owned Real Properties that are material to the Spinco Business (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Pluto Entities or Spinco Entities have good and valid title (or the applicable local equivalent) to all Spinco Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) no Pluto Entity or Spinco Entity has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of any Spinco Owned Real Property and (iii) no Pluto Entity or Spinco Entity has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the Spinco Owned Real Property, other than Permitted Liens.

(b)    Section 6.18(b) of the Spinco Disclosure Schedule sets forth all of the Spinco Leased Real Properties that are material to the Spinco Business (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Pluto Entities or Spinco Entities have a valid and enforceable leasehold interest in all Spinco Leased Real Property, subject to the Remedies Exception, (ii) no Pluto Entity or Spinco Entity, or, to the knowledge of Pluto, as of the date hereof, any other party thereto, is in breach of or default under any Spinco Lease, (iii) no Pluto Entity or Spinco Entity has, as of the date hereof, received any written notice from any lessor of any Spinco Leased Real Property of any breach of or default under any Spinco Lease by any Pluto Entity or Spinco Entity (in each case, with or without notice or lapse of time or both), which breach or default has not been cured and (iv) no Pluto Entity or Spinco Entity has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Spinco Leased Real Property.

Section 6.19.    Intellectual Property.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(i)    all Spinco Registered Intellectual Property is subsisting and, to the knowledge of Pluto, valid and enforceable;

(ii)    Pluto or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Spinco Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and no current or former Affiliate (other than Spinco and its Subsidiaries), partner, director, stockholder, officer, or employee of Pluto or any of its Affiliates (other than Spinco and its Subsidiaries) or, to the knowledge of Pluto, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own or retain any ownership interest or other proprietary rights in any of the Spinco Owned Intellectual Property;

(iii)    to the knowledge of Pluto, the use of the Spinco Owned Intellectual Property and any Intellectual Property licensed to the Spinco Entities in connection with the Spinco Products, and the conduct of the Spinco Business as heretofore conducted, do not conflict with, infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property rights of any third party;

(iv)    as of the date hereof and since January 1, 2017 (A) no Action is or has been pending or threatened by Pluto or any of its Subsidiaries (1) alleging that any third party is conflicting with, infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the Spinco Business, but not used or held for use by a Spinco Entity, and (B) to the knowledge of Pluto, no other Person is or has been conflicting with, infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property;

(v)    there is no and, since January 1, 2017, there has been no, (A) Action initiated by any third party pending or, to the knowledge of Pluto, threatened against Pluto or any of its Subsidiaries (1) concerning the matters described in Section 6.19(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any Spinco Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Pluto or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending,” or (B) (1) Governmental Order against Pluto or any of its Subsidiaries or applicable to any Spinco Owned Intellectual Property, (2) settlement agreement that Pluto or any of its Subsidiaries is a party to, or (3) to the knowledge of Pluto, other Governmental Order or settlement agreement, in each case restricting or otherwise affecting the use, ownership, enforcement, or exploitation of any Spinco Owned Intellectual Property; and

(vi)    (A) Pluto and its Subsidiaries have taken reasonable measures to protect the confidentiality of all confidential, secret, or proprietary Spinco Owned Intellectual Property (except for any Spinco Owned Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), (B) to the knowledge of Pluto, neither Pluto nor any of its Subsidiaries has disclosed to any third party any such Spinco Owned Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and (C) Pluto and its Subsidiaries have required all Persons (including any employees, contractors, and consultants) who create or develop or have created or developed any material Intellectual Property for the benefit or under the supervision of the Spinco Business to assign, and all such Persons have assigned, to Spinco or one of its Subsidiaries (by present assignment) all of such Person’s rights in such Intellectual Property.

(b)    Since January 1, 2017, to the knowledge of Pluto, (i) there have been no security breaches in the information technology systems used by the Spinco Business, and (ii) there have been no disruptions in any information technology systems that adversely affected the Spinco Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Pluto and its Subsidiaries, in connection with the conduct of the Spinco Business, have implemented and maintain reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities to preserve the availability, security, and integrity of its and their information technology systems, and the data and information stored thereon.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, Pluto and its Subsidiaries, in connection with the conduct of the Spinco Business, have, at all times since January 1, 2017, complied with all Data Security Requirements applicable to the Spinco Business. No Actions have been asserted or, to the knowledge of Pluto, threatened since January 1, 2017 against Pluto or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the Spinco Business that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017, Pluto and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their personal information.

(d)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 6.19 and Section 6.27 are the only representations and warranties being made by Pluto in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.

Section 6.20.    Environmental Matters.

(a)    Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(i)    the Spinco Entities are, and for the last three (3) years have been, in compliance with all Environmental Laws;

(ii)    the Spinco Entities have obtained and maintained and are, and for the last three (3) years have been, in compliance with all Permits required under Environmental Laws for the Spinco Entities to own, lease and operate the Spinco Assets and to conduct the Spinco Business;

(iii)    there are no Actions, Governmental Orders, notices or claims pending or, to the knowledge of Pluto, threatened, against the Spinco Entities alleging violations of or Liability under any Environmental Law; and

(iv)    to the knowledge of Pluto, no conditions currently exist, and no incidents or activities have occurred in the last three (3) years, with respect to the Spinco Business, including with respect to the Spinco Assets, the Spinco Owned Real Property or the Spinco Leased Real Property, or any property currently or formerly owned, leased or operated by the Spinco Business, or any property to which the Spinco Business arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Spinco Entities incurring Liabilities under Environmental Laws.

(b)    Other than the representations and warranties contained in Section 6.5, Section 6.8, Section 6.21, Section 6.23 and Section 6.27, the representations and warranties set forth in this Section 6.20 constitute the sole and exclusive representations and warranties of Pluto regarding environmental, human health or safety matters, Environmental Laws, Permits required under applicable Environmental Laws or Hazardous Materials.

Section 6.21.    Absence of Changes. (a) Since December 31, 2018, there has not been any change, event, development, occurrence or effect that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, and (b) except as contemplated by this Agreement and the other Transaction Documents, since (i) December 31, 2018 or (ii) in the case of Spinco Entities formed after December 31, 2018, the date such Spinco Entity was formed, the Pluto Entities and the Spinco Entities have, in all material respects, conducted the Spinco Business and owned, leased and operated the Spinco Assets in the ordinary course of business consistent with past practice. Since (i) December 31, 2018 or (ii) in the case of Spinco Entities formed after December 31, 2018, since the date such Spinco Entity was formed, and, in each of cases (i) and (ii), prior to the date of this Agreement, the Spinco Entities have not taken any action that would have been prohibited by Section 8.2(b)(xii) or 8.2(b)(xiv) were such provision then in effect.

Section 6.22.    Affiliate Matters. No (a) Pluto Entity, (b) director or executive officer of Pluto or Spinco or (c) “immediately family member” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (b), directly or indirectly, has a material interest in any material Contract or transaction to which Spinco or any Spinco Entity is a party (in each case, except for (i) the Transaction Documents, (ii) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business, (iii) pursuant to a Spinco Benefit Plan and (iv) commercial Contracts entered into on arm’s length terms in the ordinary course of business) (each, a “Spinco Affiliate Contract”).

Section 6.23.    Information Supplied.

(a)    The information relating to Pluto, Spinco, Spinco Sub and their respective Subsidiaries, the Spinco Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Pluto, Spinco, Spinco Sub or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement/Prospectus will not, on the date the Split Off TO (if applicable) and the Proxy Statement/Prospectus, respectively, are first mailed to the Pluto stockholders or the Utah shareholders (as applicable), (ii) the Distribution Registration Statement and the Combination Registration Statement will not, at the time the Distribution Registration Statement and the Combination Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the Utah shareholders or Pluto stockholders (as applicable), (iii) the Proxy Statement/Prospectus will not, at the time of the Utah Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Split Off Exchange Offer (as applicable), or (v) the Combination Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The Securities Filings that Pluto, Spinco or Spinco Sub will prepare (jointly or otherwise) or file pursuant to Section 8.6 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 6.23, no representation or warranty is made by Pluto, Spinco, or Spinco Sub with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of Pluto, Spinco or Spinco Sub.

Section 6.24.    Spinco Financing. On or prior to the date of this Agreement, Spinco has delivered to Utah a true, complete and fully executed copy of the Spinco Commitment Letter. As of the date of this Agreement, (a) the Spinco Commitment Letter has not been amended, waived or modified in any respect, (b) to the knowledge of Pluto, the respective commitments contained in the Spinco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Spinco Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Spinco, and, to the knowledge of Pluto, the other parties thereto, enforceable against Spinco, and to the knowledge of Pluto, each of the other parties thereto in accordance with its terms, subject to the Remedies Exception. As of the date of this Agreement, except for the Spinco Commitment Letter, to the knowledge of Pluto there are no side letters or other Contracts related to any portion of the funding of the Financing, other than as expressly set forth in the Spinco Commitment Letter delivered to Utah on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Spinco, its Affiliates or, to the knowledge of Pluto, any other party to the Spinco Commitment Letter, under the Spinco Commitment Letter, or, to the knowledge of Pluto, would result in any portion of the Financing being unavailable or delayed.

Section 6.25.    Board and Shareholder Approval.

(a)    Each of the Pluto Board, the Spinco Board and the Spinco Sub Board, at a meeting duly called, has by unanimous vote of all directors present approved this Agreement and the Separation and Distribution Agreement and declared each of them advisable.

(b)    As of the date hereof, the sole stockholder of Spinco is Pluto. Prior to or concurrently with the execution of this Agreement, Pluto has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and therein. The approval of Spinco’s stockholders after the Distribution Date will not be required to effect the transactions contemplated by this Agreement, unless this Agreement is amended on or after the Distribution Date.

(c)    As of the date hereof, the sole stockholder of Spinco Sub is Utah Acquisition Holdco Inc. Prior to or concurrently with the execution of this Agreement, Utah Acquisition Holdco Inc. has approved and adopted, as Spinco Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and therein.

(d)    The approval of Pluto’s stockholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement or this Agreement.

Section 6.26.    Utah Ordinary Shares. Neither Pluto nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Utah (other than as contemplated by this Agreement).

Section 6.27.    Sufficiency of the Spinco Assets. As of the Closing, after giving effect to the Contribution (assuming receipt of all Consents described in Section 5.4 and Section 6.5), Spinco will own or have the right to use the assets which, taking into account all Transaction Documents, constitute all of the assets necessary to conduct the Spinco Business immediately following the Closing in all material respects as it is conducted on the date hereof.

Section 6.28.    No Other Representations and Warranties. Except as expressly set forth in this Article VI or in any Transaction Document, neither Pluto nor any of its Affiliates (including the Spinco Entities), nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever to Utah or any of its Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Utah or its Affiliates. Without limiting the generality of the foregoing, Utah acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Pluto, Spinco, any of the Spinco Entities or the Spinco Business that may have been made available to Utah or any of its Representatives. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Spinco Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Spinco Datasite or otherwise reviewed by Utah or any of its Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Utah or any of its Affiliates or Representatives are not and will not be deemed to be representations or warranties of Pluto or Spinco, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in this Agreement.

ARTICLE VII.

REPRESENTATIONS AND WARRANTIES OF THE UTAH PARTIES

Except as otherwise disclosed or identified in (a) the Utah SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer included in such Utah SEC Documents that are predictive, forward-looking or primarily cautionary in nature); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the Utah Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Utah Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article VII for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), the Utah Parties, jointly and severally, hereby represent and warrant to Pluto and Spinco as follows:

Section 7.1.    Organization of the Utah Parties.

(a)    Each Utah Party is a legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the laws of the Netherlands.

(b)    Each Utah Party has made available to Pluto true and complete copies of its Organizational Documents.

(c)    Each Utah Party (i) has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.2.    Subsidiaries.

(a)    Section 7.2(a) of the Utah Disclosure Schedule sets forth a list of the Utah Subsidiaries and their respective jurisdictions of organization as of the date hereof. Each Utah Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(b)    Each Utah Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.3.    Due Authorization.

(a)    Each Utah Party has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and (subject to the receipt of the Consents described in Section 7.5 and the Utah Shareholder Approval) to consummate the transactions contemplated hereby and thereby.

(b)    The execution and delivery by each Utah Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by each Utah Party of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part, and, except for the Utah Shareholder Approval, no other corporate action on the part of the Utah Parties is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c)    Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by each Utah Party and (assuming that this Agreement and the other applicable Transaction Documents to which each of Pluto, Spinco and Spinco Sub (as applicable) is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Pluto, Spinco and Spinco Sub (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each Utah Party (as applicable), enforceable against each Utah Party (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 7.4.    No Conflict. Subject to the receipt of the Consents described in Section 7.5, the execution and delivery by each Utah Party of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by such Utah Party of the transactions contemplated hereby and thereby do not and will not: (a) violate any provision of, or result in the breach of, any Law applicable to any Utah Entity or by which any of its assets is bound; (b) violate any provision of the Organizational Documents of any Utah Party; or (c) violate any provision of or result in a breach or termination of, or require a Consent under, or result in the termination, creation or acceleration of any obligation under, or result in the loss of any benefit under, any Contract to which Utah or any of its Subsidiaries is a party or to which the business of Utah and its Subsidiaries is bound, except, in the case of clauses (a) and (c), as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.5.    Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by Utah or any of the Utah Subsidiaries in connection with the execution or delivery by each Utah Party of this Agreement or the other Transaction Documents to which each Utah Party (as applicable) is or will be a party as of the Effective Time or the consummation by each Utah Party of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws; (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; (d) Consents described in Section 7.5 of the Utah Disclosure Schedule; (e) Consents required with respect to the Utah Merger, confirmation by the competent Dutch court that either (A) no opposition (verzet) has been timely initiated against the Utah Merger Proposal or (B) if opposition (verzet) has been timely initiated against the Utah Merger Proposal, that such opposition has been revoked or that the lifting thereof has become enforceable within the meaning of Section 2:316(4) of the Dutch Code; and (f) the Approvals, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.6.    Capital Stock and Other Matters.

(a)    As of the date hereof, the authorized capital stock of Utah consists of (i) 1,200,000,000 Utah Ordinary Shares and (ii) 1,200,000,000 preferred shares, par value EUR 0.01 per share (“Utah Preferred Stock”). At the close of business on July 24, 2019: (i) 515,869,921 Utah Ordinary Shares were issued and outstanding (excluding Utah Ordinary Shares held in treasury); (ii) 24,598,074 Utah Ordinary Shares were held by Utah in its treasury; (iii) 6,653,279 Utah Ordinary Shares were reserved for issuance under all outstanding Utah Options granted under the Utah Stock Plan; (iv) 63,779 Utah Ordinary Shares were reserved for issuance under all outstanding Utah SARs granted under the Utah Stock Plan; (v) 2,254,520 Utah Ordinary Shares were reserved for issuance under all outstanding Utah RSU Awards granted under the Utah Stock Plan; (vi) 1,934,108 Utah Ordinary Shares were reserved for issuance under all outstanding Utah PSU Awards granted under the Utah Stock Plan (assuming achievement of the applicable performance goals at the target levels); (vii) no Utah Ordinary Shares were held by any of its Subsidiaries; and (viii) no Utah Preferred Stock was issued and outstanding. All of the issued and outstanding Utah Ordinary Shares have been duly authorized and validly issued, fully paid and nonassessable (meaning that the holders thereof cannot, by reason of merely being such a holder, be subject to assessment or calls by Utah or its creditors for further payments on those Utah Ordinary Shares) and have not been, or will not be, issued in violation of any preemptive or similar rights.

(b)    No bonds, debentures, notes or other Indebtedness of Utah or any of the Utah Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Utah (including Utah Ordinary Shares) may vote (“Utah Voting Debt”) are issued or outstanding.

(c)    As of the date hereof, the authorized capital stock of Utah Newco consists of ordinary shares, par value EUR 0.01 per share (“Utah Newco Ordinary Shares”), of which one (1) is issued and outstanding. As of the date hereof, the authorized capital stock of Utah Newco Sub consists of ordinary shares, par value EUR 0.01 per share (“Utah Newco Sub Ordinary

Shares”), of which one (1) is issued and outstanding. Each of Utah Newco and Utah Newco Sub has been organized solely for the purpose of effecting the Combination and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

(d)    Except as expressly set forth in Section 7.6(a), in connection with the Combination, or for the Call Option Agreement and Call Option thereunder, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Utah, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Utah, (ii) agreements of any kind which may obligate Utah to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Utah.

Section 7.7.    Capitalization of Subsidiaries. The issued and outstanding Interests of each of the Utah Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable (meaning, with respect to Utah Subsidiaries existing under the Laws of the Netherlands, that the holders thereof cannot, by reason of merely being such a holder, be subject to assessment or calls by the relevant Utah Subsidiary or its creditors for further payments on those Interests). Utah, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of the Utah Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no (i) outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such Utah Subsidiaries, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Utah Subsidiaries, and (ii) agreements of any kind which may obligate any Utah Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 7.8.    Utah Reports and Financial Statements.

(a)    Utah has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the SEC since January 1, 2017 (collectively, the “Utah SEC Documents”). Utah has made available to Pluto and Spinco copies of all material comment letters from the SEC and Utah’s responses thereto since January 1, 2017 that are not otherwise publicly available. There are no outstanding or unresolved comments received from the SEC staff with respect to the Utah SEC Documents. As of the date hereof, no Subsidiary of Utah is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC. No Subsidiary of Utah is, or since January 1, 2017 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, as of its effective date in the case of any Utah SEC Document that is a registration statement filed pursuant to the Securities Act) or, if amended, as of the date of (and giving effect to) the last such amendment, the Utah SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and complied in all material respects with accounting standards applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)    Each of the consolidated balance sheets included in or incorporated by reference into the Utah SEC Documents (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of Utah and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the Utah SEC Documents (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of Utah and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP (or IFRS, where it concerns Utah’s statutory financial statements (jaarrekening) prepared under Dutch Law) consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited consolidated financial statements, to (a) such exceptions as may be permitted by the SEC or by Form 10-Q or Form 8-K under the Exchange Act, (b) normal year-end audit adjustments which have not been and are not expected to be material and (c) any other adjustments stated therein or in the notes thereto).

(c)    There are no Liabilities of Utah or any of its Subsidiaries of any nature that would be required to be reflected on, or reserved against in, a balance sheet of Utah or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for on the consolidated balance sheet of Utah or described in the notes thereto, in each case included in Utah’s annual report on Form 10-K for the year ended December 31, 2018 or Utah’s quarterly report on Form 10-Q for the period ended March 31, 2019; (b) Liabilities incurred in the ordinary course of business since December 31, 2018; (c) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; or (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(d)    Neither Utah nor any of Utah’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e)    Utah maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that all information required to be disclosed by Utah is reported on a timely basis to the individuals responsible for the preparation of Utah’s filings with the SEC and other public disclosure documents. Utah’s management has completed an assessment of the effectiveness of Utah’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Utah’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Utah maintained effective internal control over financial reporting as of December 31, 2018. Utah’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Utah, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Utah are being made only in accordance with authorizations of management and directors of Utah and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Utah’s assets that could have a material effect on its financial statements. Utah has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Utah’s auditors and the audit committee of the Utah Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect Utah’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Utah’s internal control over financial reporting.

Section 7.9.    Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Utah, threatened before or by any Governmental Authority against Utah or any Utah Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect and (b) there is no continuing Governmental Order to which Utah or any Utah Subsidiary is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.10.    Legal Compliance.

(a)    Each of the Utah Entities is, and since January 1, 2017 each of the Utah Entities has been, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Since January 1, 2017, none of the Utah Entities has received any written notice from any Governmental Authority of a violation of or failure to comply with any applicable Law, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(b)    Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to Utah and its Subsidiaries, taken as a whole:

(i)    Utah and the Utah Subsidiaries (i) are in compliance, and since January 1, 2017 have been in compliance with the FCPA and, to the knowledge of Utah, any other applicable Anti-corruption Laws; (ii) since January 1, 2017, Utah and the Utah Subsidiaries have not been given notice by a Governmental Authority of, or to the knowledge of Utah, been investigated by any Governmental Authority with respect to any actual or alleged violation of the FCPA or any other applicable Anti-corruption Laws by Utah or any Utah Subsidiary; and (iii) since January 1, 2017, Utah and the Utah Subsidiaries have had an operational program in effect, including policies, procedures and training, intended to enhance awareness of and compliance with the FCPA and any other applicable Anti-corruption Laws.

(ii)    Since January 1, 2017, none of the Utah Entities has, directly or indirectly, through their respective directors, managers, members, officers, employees or, to the knowledge of Utah, any other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way.

(iii)    To the knowledge of Utah, since January 1, 2017, neither Utah nor any of the Utah Subsidiaries has engaged in any unlicensed or unauthorized transaction with any supplier, customer or distributor that is (A) organized or ordinarily resident in a country or territory that is, or whose government (including any Governmental Authority within such country or territory) is, the target of economic or trade sanctions administered or enforced by OFAC, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the United Kingdom Export Control Organization or other relevant sanctions authority (currently the Crimean Peninsula, Cuba, the Donbass Region, Iran, North Korea, Syria or Venezuela) or (B) a Prohibited Party.

(c)    This Section 7.10 does not apply to matters relating to Taxes (which are addressed exclusively in Section 7.14), Regulatory Matters (which are addressed exclusively in Section 7.17), Intellectual Property (which are addressed exclusively in Section 7.19), and Environmental Laws (which are addressed exclusively in Section 7.20).

Section 7.11.    Material Contracts.

(a)    As of the date hereof, neither Utah nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Utah Licenses, the “Utah Material Contracts”):

(i)    other than any such Contract solely between the Utah Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to Utah and its Subsidiaries (taken as a whole);

(ii)    Contracts containing (A) a covenant materially restricting the ability of Utah or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers or (B) a provision granting the other party exclusivity or similar rights, in each case of clauses (A) and (B), that would, after giving effect to the Combination, materially impact the businesses of Utah and its Subsidiaries (taken as a whole);

(iii)    any acquisition or divestiture Contract or licensing agreement that contains continuing financial covenants, indemnities or other payment obligations (including “earn-out” or other contingent payment obligations but not including royalty payments) that would reasonably be expected to result in the receipt or making by Utah or any of its Subsidiaries of future payments in excess of $100 million;

(iv)    each Contract relating to outstanding Indebtedness of Utah or its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in each case in a principal amount in excess of $100 million other than (A) Contracts solely among Utah and any wholly owned Utah Subsidiary or a guarantee by Utah or any Utah Subsidiary of Indebtedness of a Utah Subsidiary and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $100 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(v)    any Utah Leases set forth on Section 7.18(b) of the Utah Disclosure Schedule;

(vi)    any shareholders, investors’ rights, registration rights or similar agreement or arrangement of Utah or any of its Subsidiaries;

(vii)    any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $100 million;

(viii)    any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which Utah or any of its Subsidiaries (A) is required to pay after the date hereof consideration in excess of $50 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix)    any Contract with any Governmental Authority that is material to Utah and its Subsidiaries, taken as a whole, excluding any sales, supply, manufacturing or services agreements entered into in the ordinary course of business and tolling agreements entered into in connection with investigations by any Governmental Authority; and

(x)    any Contract not otherwise described in any other subsection of this Section 7.11(a) that would be required to be filed by Utah as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b)    Utah has made available to Pluto true, complete and correct copies of each Utah Material Contract described in Section 7.11(a)(i) through Section 7.11(a)(x) in effect on the date hereof. Each Utah Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on Utah or its Subsidiaries, as applicable, and, to the knowledge of Utah, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. Neither Utah nor any of its Subsidiaries is in breach of, or default under, any Utah Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. To the knowledge of Utah, as of the date hereof, no other party to any Utah Material Contract is in breach of or default under the terms of any Utah Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.12.    Utah Benefit Plans.

(a)    Section 7.12(a) of the Utah Disclosure Schedule lists as of the date hereof each material Utah Benefit Plan. For purposes of this Agreement, “Utah Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other employee benefit, bonus, incentive, retirement, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, agreements and arrangements, whether or not subject to ERISA and whether written or oral, (i) that is sponsored, maintained or contributed to by any of the Utah Entities, (ii) for which any of the Utah Entities has any liability, contingent or otherwise, or (iii) in the case of a bi-lateral agreement, to which any of the Utah Entities is a party; provided, however, that “Utah Benefit Plan” shall not include any Multiemployer Plan or any other plan, program or arrangement maintained by (A) an entity other than a Utah Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority.

(b)    Utah has heretofore made available to Pluto a true and complete copy (or in the case of any unwritten plan, a description) of each material Utah Benefit Plan and, with respect to each such Utah Benefit Plan, the following related documents, if applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report, (v) any related trust agreement and (vi) all material filings and correspondence with any Governmental Authority.

(c)    Each of the Utah Benefit Plans has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. There are no pending or, to the knowledge of Utah, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Utah Benefit Plans or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. All material contributions or other amounts payable by any of the Utah Entities as of the Effective Time pursuant to each Utah Benefit Plan in respect of current or prior plan years have been timely paid or accrued to the extent required by GAAP.

(d)    Each Utah Benefit Plan and any trust related thereto that is intended to be “qualified” within the meaning of Section 401(a) of the Code (or Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011) has received a favorable determination or opinion letter from the IRS (or the Puerto Rico Treasury Department) that it is so qualified, and, to the knowledge of Utah, such letter has not been revoked (nor has revocation been threatened), no event has occurred that would reasonably be expected to give rise to any such action and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(e)    No Utah Benefit Plan (i) is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code, nor has Utah or any of its ERISA Affiliates sponsored, maintained or contributed to any such plan in the six (6) years prior to the date hereof, (ii) is a plan that has two or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA, or (iii) provides material welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees of any of the Utah Entities beyond their retirement or other termination of service, other than coverage mandated by applicable Law.

(f)    Neither Utah nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in Utah incurring any such liability thereunder, (ii) is obligated to contribute currently or has been obligated to contribute during the six (6) years prior to the date hereof to any Multiemployer Plan, or (iii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(g)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would (i) result in, cause the vesting, exercisability or delivery of, or materially increase the amount or value of, any payment, right or other benefit (including severance, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or employee of any of the Utah Entities under any Utah Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Utah Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any limitation on the right to amend, merge, terminate or receive a reversion of assets from any Utah Benefit Plan or related trust or require the funding of any trust. Prior to the date hereof, Utah has made available to Pluto true and complete copies of preliminary Section 280G calculations (based on the assumptions set forth therein) with respect to certain “disqualified individuals” (within the meaning of Section 280G of the Code) of Utah in connection with the transactions contemplated hereby, and will provide updated calculations following the date hereof.

(h)    No Utah Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(i)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, each Utah Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with the applicable Governmental Authorities and to the knowledge of Utah, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Utah Benefit Plan, and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Utah Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 7.13.    Labor Matters. Section 7.13 of the Utah Disclosure Schedule sets forth a list as of the date hereof of all material Collective Bargaining Agreements that are applicable to current or former employees of any of the Utah Entities or to which any of the Utah Entities is a party as of the date hereof. Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, since January 1, 2017, (i) there has not been any strike, lockout, labor dispute or union organizing activity, or, to the knowledge of Utah, any threat thereof, by any employees of any of the Utah Entities with respect to their employment with the Utah Entities; and (ii) the Utah Entities have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of Utah, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, each individual who renders services to the Utah Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized.

Section 7.14.    Tax Matters.

(a)    All material Tax Returns required to be filed by or with respect to Utah and the Utah Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete. All material Taxes of or with respect to Utah and the Utah Subsidiaries, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the consolidated financial statements of Utah contained in the Utah SEC Documents.

(b)    There are no agreements in effect extending the period for assessment of collection of any material Taxes of Utah and the Utah Subsidiaries that have been filed with any Governmental Authority.

(c)    All material Taxes required to be withheld by Utah and the Utah Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(d)    No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against Utah or any Utah Subsidiary (or, to the knowledge of Utah, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes due from Utah and the Utah Subsidiaries.

(e)    Neither Utah nor any Utah Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(f)    Neither Utah nor any Utah Subsidiary has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g)    There are no Liens for material Taxes (other than Permitted Liens) upon the assets of Utah or any of the Utah Subsidiaries.

(h)    Neither Utah nor any Utah Subsidiary is party to any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement and (ii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes.

(i)    No Governmental Authority has notified Utah or any Utah Subsidiary in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(j)    Utah Newco Sub was formed solely for the purpose of engaging in the Combination, and does not have any material assets and has not engaged in any business activities or conducted any operations other than in connection with the Combination. Utah Newco was formed solely for the purpose of the Combination, and does not have any material assets (other than all of the outstanding Utah Newco Sub Ordinary Shares) and has not engaged in any business activities or conducted any operations other than in connection with the Combination.

(k)    As of the date hereof, Utah is not aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Intended Tax Treatment or (ii) Utah from delivering the Utah Representation Letter at the applicable time set forth in Section 8.3(e).

(l)    As of the date hereof, Utah’s expectation is that neither the Utah Merger nor the Asset Sale would give rise to a material United Kingdom corporation Tax liability for any of the Utah Parties.

(m)    The representations and warranties set forth in this Section 7.14 and, to the extent relating to Tax matters, Section 7.12, constitute the sole and exclusive representations and warranties of Utah regarding Tax matters.

Section 7.15.    Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Pluto or its Affiliates, any Utah Party, or any Spinco Entity would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by Utah or any Utah Subsidiary.

Section 7.16.    Insurance. All insurance policies (excluding any Utah Benefit Plans) to which Utah and any Utah Subsidiary is currently a party, or which are held for the benefit of Utah or any of the Utah Subsidiaries, are in full force and effect, and, to the knowledge of Utah, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.17.    Regulatory Matters.

(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 7.20), (i) Utah and the Utah Subsidiaries have obtained all of the Permits necessary under applicable Laws for Utah and the Utah Subsidiaries to own, lease and operate their assets in the manner in which they are now owned, leased and operated and to conduct their businesses as now conducted, including (A) all authorizations and approvals under the FDCA (including Sections 505, 510(k) and 515 thereof), the PHSA and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Utah Products (any such Governmental Authority, a “Utah Regulatory Agency”), in each case necessary for the lawful operation of the businesses of Utah and its Subsidiaries in each jurisdiction in which such Person operates (the “Utah Regulatory Permits”); (ii) all such Utah Regulatory Permits are valid and in full force and effect; and (iii) Utah is in compliance with the terms of all Utah Regulatory Permits.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, the businesses of each of Utah and each Utah Subsidiary are being conducted in compliance with, and such Persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) Laws with respect to the protection of personally identifiable information collected or maintained by or on behalf of Utah or the Utah Subsidiaries; (xiv) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which Utah or any Utah Subsidiary operates or sells or distributes a Utah Product or Utah Product candidate; and (xv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Utah Healthcare Laws”). Since January 1, 2017, neither Utah nor any Utah Subsidiary has received any written notification or communication from any Utah Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of Utah or any Utah Subsidiaries under, any Utah Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(c)    Neither Utah nor any of the Utah Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Utah Regulatory Agency and, to the knowledge of Utah, (i) the imposition of any such agreement or decree is not currently pending and (ii) no Utah Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d)    Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each of Utah and the Utah Subsidiaries are being conducted in compliance with all applicable Utah Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312, 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of Utah or any Utah Subsidiary has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of Utah or any Utah Subsidiary has commenced, or, to the knowledge of Utah, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of Utah or any Utah Subsidiary.

(e)    Since January 1, 2017, neither Utah nor any Utah Subsidiary has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters) or the EMA or any other Utah Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Utah Product currently pending before or previously approved or cleared by the FDA, the EMA or such other Utah Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(f)    Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Utah Regulatory Agency by Utah and the Utah Subsidiaries have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither Utah nor any Utah Subsidiary, nor, to the knowledge of Utah, any officer, employee, agent or distributor of Utah or any Utah Subsidiary, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Utah Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Utah Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Utah and its Subsidiaries, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Utah Regulatory Agency to invoke any similar policy.

(g)    Neither Utah nor any Utah Subsidiary, nor, to the knowledge of Utah, any officer, employee, agent or distributor of Utah or any Utah Subsidiary, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Neither Utah nor any Utah Subsidiary, nor, to the knowledge of Utah, any officer, employee, agent or distributor of Utah or any Utah Subsidiary, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h)    As to each Utah Product or Utah Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Utah or any of the Utah Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, each such Utah Product or Utah Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting and security. There is no investigation, action or proceeding pending or, to the knowledge of Utah, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any

Utah Product or Utah Product candidate by Utah or any of the Utah Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

(i)    Since January 1, 2017, no Utah Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Utah Product, in each case which has not been publicly disclosed by the applicable Utah Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any Utah Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. To the knowledge of Utah, there are no facts which would reasonably be expected to cause, and no Utah Entity has received since January 1, 2017 any written notice from the FDA or any other Utah Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Utah Product sold or intended to be sold by Utah or the Utah Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Utah Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Utah Products, or (iv) a negative change in reimbursement status of a Utah Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect.

Section 7.18.    Real Property.

(a)     Section 7.18(a) of the Utah Disclosure Schedule sets forth all of the Utah Owned Real Properties that are material to Utah and the Utah Subsidiaries (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, (i) Utah or the applicable Utah Subsidiaries have good and valid title (or the applicable local equivalent) to all Utah Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) neither Utah nor any of its Subsidiaries has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any portion of any Utah Owned Real Property and (iii) none of Utah or any of the Utah Subsidiaries has leased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Utah Owned Real Property, other than Permitted Liens.

(b)    Section 7.18(b) of the Utah Disclosure Schedule sets forth all of the Utah Leased Real Properties that are material to Utah and the Utah Subsidiaries (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, (i) Utah or the applicable Utah Subsidiaries have a valid and enforceable leasehold interest in all Utah Leased Real Property; subject to the Remedies Exception; (ii) neither Utah nor any of its Subsidiaries, nor, to the knowledge of Utah, as of the date hereof, any other party thereto, is in breach of or default under any Utah Lease; (iii) neither Utah nor any of its Subsidiaries has, as of the date hereof, received any written notice from any lessor of any Utah Leased Real Property of any breach of or default under any Utah Lease by Utah or any of its Subsidiaries (in each case, with or without notice or lapse of time or both), which breach or default has not been cured; and (iv) none of Utah or any of the Utah Subsidiaries has subleased, licensed, assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in any Utah Leased Real Property.

Section 7.19.    Intellectual Property.

(a)     Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect:

(i)    all Utah Registered Intellectual Property is subsisting and, to the knowledge of Utah, is valid and enforceable;

(ii)    Utah or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Utah Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and no current or former Affiliate (other than Utah and its Subsidiaries), partner, director, stockholder, officer, or employee of Utah or any of its Affiliates (other than Utah and its Subsidiaries) or, to the knowledge of Utah, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own or retain any ownership interest or other proprietary rights in any of the Utah Owned Intellectual Property;

(iii)    to the knowledge of Utah, the use of the Utah Owned Intellectual Property and any Intellectual Property licensed to Utah or any of its Subsidiaries in connection with the Utah Products, and the conduct of the respective businesses of Utah and its Subsidiaries as heretofore conducted (the “Utah Business”), do not conflict with, infringe upon, misappropriate, dilute or otherwise violate the Intellectual Property rights of any third party;

(iv)    as of the date hereof and since January 1, 2017 (A) no Action is or has been pending or threatened by Utah or any of its Subsidiaries (1) alleging that any third party is conflicting with, infringing, misappropriating, diluting or otherwise violating any Utah Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the Utah Business, but not used or held for use by Utah or any of its Subsidiaries, and (B) to the knowledge of Utah, no other Person is or has been conflicting with, infringing, misappropriating, diluting or otherwise violating any Utah Owned Intellectual Property;

(v)    there is no and, since January 1, 2017, there has been no, (A) Action initiated by any third party pending or, to the knowledge of Utah, threatened against Utah or any of its Subsidiaries (1) concerning the matters described in Section 7.19(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any Utah Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Utah or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending,” or (B) (1) Governmental Order against Utah or any of its Subsidiaries or applicable to any Utah Owned Intellectual Property, (2) settlement agreement that Utah or any of its Subsidiaries is a party to, or (3) to the knowledge of Utah, other Governmental Order or settlement agreement, in each case restricting or otherwise affecting the use, ownership, enforcement, or exploitation of any Utah Owned Intellectual Property; and

(vi)    (A) Utah and its Subsidiaries have taken reasonable measures to protect the confidentiality of all confidential, secret, or proprietary Intellectual Property (except for such Utah Owned Intellectual Property whose value would not reasonably be expected to be impaired in any material respect by disclosure), (B) to the knowledge of Utah, neither Utah nor any of its Subsidiaries has disclosed to any third party any such Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and (C) Utah and its Subsidiaries have required all Persons (including any employees, contractors, and consultants) who create or develop or have created or developed any material Intellectual Property for the benefit or under the supervision of the Utah Business to assign, and all such Persons have assigned, to Utah or one of its Subsidiaries (by present assignment) all of such Person’s rights in such Intellectual Property.

(b)    Since January 1, 2017, to the knowledge of Utah, (i) there have been no security breaches in the information technology systems used by the Utah Business, and (ii) there have been no disruptions in any information technology systems that adversely affected the Utah Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Utah and its Subsidiaries, in connection with the conduct of the Utah Business, have implemented and maintain reasonable and appropriate business continuity and disaster recovery plans, procedures and facilities to preserve the availability, security, and integrity of its and their information technology systems, and the data and information stored thereon.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, Utah and its Subsidiaries, in connection with the conduct of the Utah Business, have, at all times since January 1, 2017, complied with all Data Security Requirements applicable to the Utah Business. No Actions have been asserted or, to the knowledge of Utah, threatened since January 1, 2017 against Utah or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the Utah Business that would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect, since January 1, 2017, Utah and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their personal information.

(d)    Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 7.19 are the only representations and warranties being made by Utah in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.

Section 7.20.    Environmental Matters.

(a)    Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect:

(i)    Utah and the Utah Subsidiaries are, and for the last three (3) years have been, in compliance with all Environmental Laws;

(ii)    Utah and the Utah Subsidiaries have obtained and maintained and are, and for the last three (3) years have been, in compliance with all Permits required under Environmental Laws for Utah and the Utah Subsidiaries to own, lease and operate their assets and to conduct the Utah Business;

(iii)    there are no Actions, Governmental Orders, notices or claims pending or, to the knowledge of Utah, threatened, against Utah and the Utah Subsidiaries alleging violations of or Liability under any Environmental Law; and

(iv)    to the knowledge of Utah, no conditions currently exist, and no incidents or activities have occurred in the last three (3) years, with respect to the Utah Business, including with respect to the assets of Utah and the Utah Subsidiaries, the Utah Owned Real Property or the Utah Leased Real Property, or any property currently or formerly owned, leased or operated by Utah or the Utah Subsidiaries, or any property to which Utah or the Utah Subsidiaries arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in Utah or the Utah Subsidiaries incurring Liabilities under Environmental Laws.

(b)    Other than the representations and warranties contained in Section 7.5, Section 7.8, Section 7.21 and Section 7.23, the representations and warranties set forth in this Section 7.20 constitute the sole and exclusive representations and warranties of Utah regarding environmental, human health or safety matters, Environmental Laws, Permits required under applicable Environmental Laws or Hazardous Materials.

Section 7.21.    Absence of Changes. Since December 31, 2018, (a) there has not been any change, event, development, occurrence or effect that would reasonably be expected to have, individually or in the aggregate, a Utah Material Adverse Effect and (b) except as contemplated by this Agreement and the other Transaction Documents, Utah and the Utah Subsidiaries have, in all material respects, conducted their respective business and owned, leased and operated their respective assets in the ordinary course of business consistent with past practice. Since March 31, 2019 and prior to the date of this Agreement, no Utah Entity has taken any action that would have been prohibited by Section 8.1(b)(xii) or 8.1(b)(xiv) were such provision then in effect..

Section 7.22.    Affiliate Matters. No (a) beneficial owner of more than 5% of Utah Ordinary Shares, (b) director or executive officer of Utah or (c) “immediately family member” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (a) or (b), directly or indirectly, has a material interest in any material Contract or transaction to which Utah or any Utah Subsidiary is a party (in each case, except for (i) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business, (ii) pursuant to a Utah Benefit Plan and (iii) commercial Contracts entered into on arm’s-length terms in the ordinary course of business) (each, a “Utah Affiliate Contract”).

Section 7.23.    Information Supplied.

(a)    The information relating to the Utah Parties and their respective Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by the Utah Parties or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement/Prospectus will not, on the date the Split Off TO (if applicable) and the Proxy Statement/Prospectus, respectively, are first mailed to the Pluto stockholders or the Utah shareholders (as applicable), (ii) the Distribution Registration Statement and the Combination Registration Statement will not, at the time the Distribution Registration Statement or the Combination Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the Utah shareholders or Pluto stockholders (as applicable), (iii) the Proxy Statement/Prospectus will not, at the time of the Utah Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Split Off Exchange Offer (as applicable), or (v) the Combination Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    The Securities Filings that the Utah Parties will prepare (jointly or otherwise) or file pursuant to Section 8.6 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 7.23, no representation or warranty is made by the Utah Parties with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of the Utah Parties.

Section 7.24.    Opinion of Utah Financial Advisers. The Utah Board has received an opinion from each of Utah’s financial advisors, Centerview Partners LLC and PJT Partners LP, in each case substantially to the effect that, as of the respective dates thereof, based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement (resulting in a pro forma ownership of Spinco as determined in accordance with the terms of this Agreement and the Separation and Distribution Agreement) is fair, from a financial point of view, to the holders of Utah Ordinary Shares.

Section 7.25.    Certain Board Findings.

(a)    The Utah Board, at a meeting or meetings duly called and held on or prior to the date hereof, has (i) determined that the Combination and the other transactions contemplated by this Agreement are in the best interests of Utah and its business, taking into account the interests of the shareholders, creditors, employees and other stakeholders of Utah, (ii) approved this Agreement and Utah’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iii) resolved to make the Utah Recommendation, subject to Section 8.11.

(b)    The Utah Newco Board, (i) determined that it is in the best interests of Utah Newco and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Utah Newco’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein.

(c)    The Utah Newco Sub Board, (i) determined that it is in the best interests of Utah Newco Sub and its business, taking into account the interests of its sole shareholder and other stakeholders, to enter into this Agreement, and (ii) approved this Agreement and Utah Newco Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, in each case upon the terms and subject to the conditions stated herein.

Section 7.26.    Shareholder Approval Required.

(a)    Subject to Section 7.26(b) and Section 7.26(c), no vote of the holders of any class of equity securities of any of the Utah Parties is required for the execution and delivery of this Agreement or any other agreements and documents contemplated hereby to which any of the Utah Parties is a party, the performance by any Utah Party of its obligations hereunder and thereunder, or to consummate the Combination and the transactions contemplated hereunder and thereunder, except that consummation of the Combination requires the Utah Shareholder Approval.

(b)    Prior to or concurrently with the execution of this Agreement, Utah, as the sole shareholder of Utah Newco, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the Dutch Code.

(c)    Prior to or concurrently with the execution of this Agreement, Utah Newco, as the sole shareholder of Utah Newco Sub, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and in accordance with the applicable provisions of the Dutch Code.

Section 7.27.    No Anti-Takeover Measures.

(a)    Except for the Call Option Agreement and the arrangements included in the articles of association of Utah which may have the effect of delaying a potential takeover of Utah or making a takeover of Utah more difficult or less attractive, no anti-takeover measure (including an agreement in the meaning of Section 2:346 paragraph 1 sub e of the Dutch Code and any measure which would qualify as a “beschermingsmaatregel” under Section 4.2.6 of the Dutch Corporate Governance Code) that may be invoked or implemented by Utah (or any of its Affiliates), or that has been granted by Utah (or any of its Affiliates) to a third party, including the Foundation, that may be invoked or implemented by such third party (each, an “Utah Anti-Takeover Measure”), in relation to the Combination and the other transactions contemplated by this Agreement, is in effect on the date hereof or could become effective, unless and until this Agreement has been terminated pursuant to Article X.

(b)    Utah and the Foundation have each unconditionally agreed pursuant to a binding agreement (the “Foundation Support Agreement”), as an inducement to Pluto’s willingness to enter into this Agreement, that (i) the Foundation shall not exercise the Call Option in a way that would reasonably be expected to adversely affect the timely consummation of the Combination, unless and until this Agreement has been terminated pursuant to Article X, (ii) if the Foundation exercised the Call Option during the term of this Agreement, which will only occur after reasonable consultation with Utah, the Foundation shall not exercise its voting rights as a Utah shareholder in a manner that would reasonably be expected to adversely affect the timely consummation of the Combination, unless and until this Agreement has been terminated pursuant to Article X and (iii) that the Call Option Agreement, including the Call Option, shall be terminated by Utah and the Foundation subject only to and effective upon the consummation of the Combination.

Section 7.28.    No Other Representations and Warranties. Except as expressly set forth in this Article VII, neither Utah nor any of its Subsidiaries, nor any of their respective Representatives has made, or is making, any express or implied representation or warranty whatsoever to Pluto, Spinco or any of their respective Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to Pluto, Spinco or their respective Affiliates. Without limiting the generality of the foregoing, each of Pluto and Spinco acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates or budgets with respect to Utah or any of the Utah Subsidiaries that may have been made available to Pluto, Spinco or any of their Representatives. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in this Agreement (including the Utah Disclosure Schedule), any information, documents or other materials (including any such materials contained in the Utah Datasite or otherwise reviewed by Pluto, Spinco or any of their respective Affiliates or Representatives) or management presentations that have been or shall hereafter be provided to Pluto, Spinco or any of their respective Affiliates or Representatives are not and will not be deemed to be representations or warranties of any of the Utah Parties, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as expressly set forth in this Agreement.

ARTICLE VIII.

COVENANTS

Section 8.1.    Conduct of Business by Utah Pending the Closing.

(a)    From the date hereof and until the earlier of the Effective Time or termination of this Agreement in accordance with its terms (the “Interim Period”), unless (1) contemplated by this Agreement or the other Transaction Documents, (2) as set forth in Section 8.1 of the Utah Disclosure Schedule, (3) as consented to by Pluto in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, Utah shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its and their operations in the ordinary course of business; provided, however, that no action by Utah or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.1(b).

(b)    Without limiting the generality of the foregoing, during the Interim Period, unless (1) contemplated by this Agreement or the other Transaction Documents, (2) as set forth in Section 8.1 of the Utah Disclosure Schedule, (3) as consented to by Pluto in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, Utah shall not, and shall cause its Subsidiaries not to:

(i)    amend or adopt any change in, or waive any provision of, its Organizational Documents (other than immaterial amendments to its Organizational Documents that do not impact in any respect the economic benefits of the Combination to Pluto stockholders);

(ii)    (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of its capital stock or other Interests (whether in cash, securities or property), except for dividends paid by any direct or indirect wholly owned Subsidiary of Utah to Utah or to any other direct or indirect wholly owned Subsidiary of Utah, (B) split, combine or reclassify any of its Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, its capital stock or other Interests, (C) redeem, repurchase or otherwise acquire its capital stock or other Interests (including any securities convertible or exchangeable into such capital stock or Interests) (other than the acquisition of Utah Ordinary Shares from holders of Utah Equity Awards in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any stock options, stock appreciation rights, restricted stock units or other rights granted under the Utah Stock Plan, in each case, in the ordinary course of business consistent with past practice) or (D) enter into any agreement with respect to the voting or registration of its capital stock or its other Interests;

(iii)    issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any Utah Voting Debt, any shares of any class of capital stock of, or any other Interests of any class in, Utah or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests of Utah or any of its Subsidiaries, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of Utah or any of its Subsidiaries, other than (A) the issuance of Utah Ordinary Shares upon the exercise or settlement of Utah Equity Awards outstanding as of the date hereof in accordance with their terms or issued after the date hereof in accordance with the terms of this Agreement, (B) the issuance of any Utah Equity Awards required by the terms of any Utah Benefit Plan as in effect on the date hereof in accordance with its terms, (C) the issuance by a wholly owned Subsidiary of Utah of its capital stock to Utah or another wholly owned Subsidiary of Utah or (D) the issuance of shares of Utah Preferred Stock to the Foundation in compliance with Section 7.27(b);

(iv)    sell, assign, transfer, convey, lease (as lessor), license (as licensor), encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any assets that are material to Utah and the Utah Subsidiaries (taken as a whole), except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (C) other dispositions of assets (excluding Intellectual Property) in an amount not to exceed $100 million in the aggregate or (D) the factoring of receivables in the ordinary course of business;

(v)    merge, combine or consolidate (pursuant to a plan of merger or otherwise) Utah or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of Utah or any of its Subsidiaries, other than internal reorganizations that would not have a material and adverse impact on Utah and the Utah Subsidiaries or the transactions contemplated by this Agreement;

(vi)    acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof, other than (A) any acquisition of goods or services in the ordinary course of business or (B) acquisitions for which the amounts paid or transferred by Utah and its Subsidiaries does not exceed $30 million individually or $300 million in the aggregate (in each case calculated taking into account only the amounts reasonably expected to be paid or transferred by Utah and its Subsidiaries during the Interim Period), unless, in each case, such transaction (1) would reasonably be expected to prevent or materially delay or impede the consummation of the Combination or (2) taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(vii)    permit or cause Utah or any of its Subsidiaries to repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than Utah or its Subsidiaries) for borrowed money, other than (A) (1) drawings under the Utah Revolving Credit Agreement (as it may be amended from time to time as permitted by clause (ix) of this Section 8.1(b)), but in an amount not to exceed the aggregate amount of lending commitments available thereunder as in effect as of the date hereof, (2) transactions under Utah’s existing receivables facility, (3) issuances of commercial paper under Utah’s existing commercial paper program, (4) (subject to the second proviso of this clause (vii)) other short-term borrowings (other than the issuance of debt securities registered under the Securities Act) in an aggregate principal amount not to exceed $150 million at any time outstanding, (5) the factoring of receivables, (6) the incurrence and repayment of Indebtedness under overdraft facilities and (7) pursuant to transactions under any swap, forward, futures, hedge or similar derivative arrangement, entered into for bona fide hedging purposes and not for speculative purposes, in each case of this clause (A), in the ordinary course of business consistent with past practice (provided, that such incurrence would not reasonably be expected to adversely impact the ability of Utah to obtain the Financing or materially delay the timing of the consummation of the Financing); (B) the repurchase, repayment, prepayment, refinancing or incurrence of Indebtedness solely between or among Utah and its Subsidiaries or any Utah Subsidiaries; or (C) the incurrence of Indebtedness for borrowed money (other than the issuance of debt securities registered under the Securities Act) in an aggregate principal amount not to exceed $100 million at any time outstanding; provided that, in the case of this clause (C) and clause (A)(4), (I) such Indebtedness is on terms and conditions that are customary and reasonable in light of then-prevailing market conditions, (II) such Indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) and (III) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of Utah or any of its Subsidiaries under, or result in the creation of any Lien under such Indebtedness, or would reasonably likely require the preparation or delivery of separate financial statements of Utah or any of its Subsidiaries following the Closing; provided, further, that in no event shall Utah or any of its Subsidiaries be permitted pursuant to this clause (vii) to issue Indebtedness that is convertible into equity or take any actions that, taking into account and after giving effect to the Spinco Cash Distribution, Combination and other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(viii)    permit or cause Utah or any of its Subsidiaries to make any material loans to or investments in, or material advances of money to, any Person (other than Utah or any wholly owned Utah Subsidiary), except for extensions of credit and advances to employees or officers of Utah or any Utah Subsidiary for expenses incurred in the ordinary course of business;

(ix)    except in the ordinary course of business, (A) materially modify in a manner adverse to any of the Utah Entities, or voluntarily terminate (excluding any expiration in accordance with its terms), any Utah Material Contract or Utah Affiliate Contract, (B) enter into any Contract that, if entered into prior to the date hereof, would be required to be included on Section 7.11(a) of the Utah Disclosure Schedule or would be a Utah Affiliate Contract or (C) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(x)    except as required by the terms of any Utah Benefit Plan or actions taken in the ordinary course of business consistent with past practice that do not have the effect of increasing the compensation or benefits of an employee in Tier I or any other employee in pay grade 70 or higher, (i) grant any material increases in the compensation or benefits of, or pay or agree to pay any amount not otherwise due to, any current or former employee, director or other service provider of any of the Utah Entities; (ii) enter into or adopt any new material Utah Benefit Plan, or materially amend or terminate any existing Utah Benefit Plan; (iii) enter into any employment, severance or termination agreement with any current or former director or employee of any of the Utah Entities; or (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation;

(xi)    establish, adopt, enter into, terminate or materially amend any Collective Bargaining Agreement, except, in each case, for renewals on market terms in the ordinary course of business consistent with past practice;

(xii)    except as required or permitted by GAAP (or IFRS, where it concerns Utah’s statutory financial statements (jaarrekening) prepared under Dutch Law) or applicable Law, make any material change to any of its financial accounting principles, methods or practices;

(xiii)    settle, release, waive or compromise any Action (or threatened Action), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving the payment of monetary damages of not more than $20 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, Utah and its Subsidiaries) and (B) does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against Utah or its Subsidiaries; provided that the settlement, release, waiver or compromise of any Action or claim brought by the shareholders of Utah against Utah or its directors and officers relating to the transactions contemplated by this Agreement or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 8.12;

(xiv)    make, change or revoke any material Tax election, or settle or compromise any material Tax liability, in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on Utah and the Utah Subsidiaries, taken as a whole, or, after the Combination, Spinco and its Subsidiaries (including Utah and the Utah Subsidiaries), taken as a whole;

(xv)    use cash outside the ordinary course of business for any purpose other than to repay or prepay Indebtedness of Utah and its Subsidiaries unless Utah reasonably expects that the Net Indebtedness of Utah as of immediately prior to the Closing (giving effect to any such repayments and prepayments and other uses of cash outside the ordinary course of business) shall not be greater than $12,600,000,000; or

(xvi)    authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Section 8.2.    Conduct of Business by Spinco and Pluto Pending the Closing.

(a)     During the Interim Period, solely with respect to the Spinco Entities and the Spinco Business (excluding the Pluto Assets and the Pluto Liabilities), unless (1) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including the Contribution, the Distribution or the Spinco Cash Distribution), (2) as set forth in Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Internal Reorganization Plan, (4) as consented to by Utah in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Pluto shall, and shall cause the Spinco Entities to, use its commercially reasonable efforts to conduct the Spinco Business in the ordinary course of business; provided, however, that no action by Pluto or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.2(b).

(b)    Without limiting the generality of the foregoing, during the Interim Period, unless (1) contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents, (2) as set forth in Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Internal Reorganization Plan, (4) as consented to by Utah in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Pluto shall not, solely with respect to the Spinco Entities and the Spinco Business (excluding the Pluto Assets and the Pluto Liabilities), and shall cause the Spinco Entities not to:

(i)    amend or adopt any change in, or waive any provision of, the Organizational Documents of any of the Spinco Entities, other than an amendment to the certificate of incorporation of Spinco to increase the number of authorized or outstanding shares of Spinco Common Stock to permit Spinco to comply with the Transaction Documents and other than immaterial amendments to any such Organizational Documents that do not impact in any respect the economic benefits of the Combination to Utah shareholders;

(ii)    (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of any capital stock or other Interests of any of the Spinco Entities (whether in cash, securities or property), except for dividends paid by any direct or indirect wholly owned Subsidiary of Spinco to Pluto or Spinco or to any other direct or indirect wholly owned Subsidiary of Pluto or Spinco, (B) split, combine or reclassify any of the Interests of any of the Spinco Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, the capital stock or other Interests of the Spinco Entities, (C) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any capital stock or Interests (including any securities convertible or exchangeable into such capital stock or Interests) of any Spinco Entity (other than any such capital stock or Interests held by another Spinco Entity or any Pluto Entity or acquired by another Spinco Entity), or (D) enter into any agreement with respect to the voting or registration of the capital stock or other Interests of any Spinco Entity;

(iii)    issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any Spinco Voting Debt, shares of any class of capital stock of, any other Interests of any class in, any of the Spinco Entities, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the Spinco Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of the Spinco Entities or of the Pluto Entities with respect to the Spinco Employees, other than (A) the issuance of Pluto Common Stock upon the exercise or settlement of Pluto Equity Awards outstanding as of the date hereof in accordance with their terms or issued after the date hereof in accordance with the terms of this Agreement, (B) the issuance of any Pluto Equity Awards required by the terms of any Pluto Benefit Plan as in effect on the date hereof in accordance with its terms, or (C) the issuance by a wholly owned Subsidiary of Spinco of its capital stock to Spinco or another wholly owned Subsidiary of Spinco or to any Pluto Entity in connection with the Separation;

(iv)    sell, assign, transfer, convey, lease (as lessor), license (as licensor), encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any Spinco Assets that are material to the Spinco Business (taken as a whole), except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (C) other dispositions of assets (excluding Intellectual Property) in an amount not to exceed $100 million in the aggregate or (D) the factoring of receivables in the ordinary course of business;

(v)    merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the Spinco Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of any of the Spinco Entities, other than internal reorganizations that would not have a material and adverse impact on the Spinco Entities, the Spinco Business or the transactions contemplated by this Agreement;

(vi)    acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof that would be a Spinco Asset at the Distribution Date, other than (A) any acquisition of goods or services in the ordinary course of business, (B) any acquisition for which the purchase price will be paid by Pluto prior to the Distribution Date and (C) acquisitions for which the amounts paid or transferred by any Pluto Entity or Spinco Entity do not exceed $30 million individually or $300 million in the aggregate (in each case calculated taking into account only the amounts reasonably expected to be paid or transferred by Utah and its Subsidiaries during the Interim Period), unless, in each case, such transaction (1) would reasonably be expected to prevent or materially delay or impede the consummation of the Combination or (2) taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(vii)    permit or cause any of the Spinco Entities to repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than a Spinco Entity) for borrowed money, other than (A) the incurrence of Indebtedness to effect the Spinco Cash Distribution, (B) the repurchase, repayment, prepayment, refinancing or incurrence of Indebtedness solely between or among Spinco Entities; (C) the repurchase, repayment, prepayment or incurrence of any Indebtedness or any other Liability between a Spinco Entity and a Pluto Entity; provided that any such Indebtedness or such other Liability so incurred shall not be outstanding at Closing; (D) the factoring of receivables in the ordinary course of business consistent with past practice; (E) incurrence and repayment of Indebtedness under overdraft facilities in the ordinary course of business consistent with past practice (provided, that such factoring and incurrence under clauses (D) and (E), respectively, would not reasonably be expected to adversely impact the ability of Spinco to obtain the Financing or materially delay the timing of the consummation of the Financing); or (F) in respect of Indebtedness for borrowed money in an aggregate principal amount not to exceed $100 million at any time outstanding; provided that in the case of this clause (F), (1) such Indebtedness is on terms and conditions that are customary and reasonable in light of then-prevailing market conditions, (2) such Indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) and (3) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of any Spinco Entity under, or result in the creation of any Lien under such Indebtedness; provided that in no event shall any Spinco Entity be permitted pursuant to this clause (vii) to issue Indebtedness that is convertible into equity, and in no event shall any Pluto Entity (with respect to the Spinco Entities and the Spinco Business (excluding the Pluto Assets and the Pluto Liabilities)) or Spinco Entity be permitted pursuant to this clause (vii) to take any actions that, taking into account and after giving effect to the Spinco Cash Distribution, Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(viii)    permit or cause any of the Spinco Entities to make any material loans to or investments in, or material advances of money to, any Person (other than the Spinco Entities), except for extensions of credit and advances to employees or officers of any Spinco Entity for expenses incurred in the ordinary course of business;

(ix)    except in the ordinary course of business, (A) materially modify in a manner adverse to any Spinco Entity or the Spinco Business, or voluntarily terminate (excluding any expiration in accordance with its terms), any Spinco Material Contract or Spinco Affiliate Contract, (B) enter into any Contract that, if entered into prior to the date hereof, would be required to be included on Section 6.11(a) of the Spinco Disclosure Schedule or would be a Spinco Affiliate Contract or (C) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would reasonably be expected to result in Spinco having a Below Investment Grade Rating;

(x)    except (i) as required by the terms of any Spinco Benefit Plan or Pluto Benefit Plan or actions taken in the ordinary course of business consistent with past practice that do not have the effect of increasing the compensation or benefits of an employee who is a member of Pluto’s Global Leadership Council, (ii) in connection with any action that applies uniformly to Spinco Employees and other similarly situated employees of any of the Pluto Entities or (iii) for any commitment for which any of the Pluto Entities shall be solely obligated to pay, (A) grant any increases in the compensation or benefits of, or pay or agree to pay any amount not otherwise due to, any current or former Spinco Employee or any other current or former employee, director or other service provider providing services to the Spinco Business; (B) enter into or adopt any new material Spinco Benefit Plan, or materially amend or terminate any existing Spinco Benefit Plan; (C) enter into any employment, severance or termination agreement with any Spinco Employee or any director or employee providing services to the Spinco Business; or (D) accelerate the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation;

(xi)    establish, adopt, enter into, terminate or materially amend any Collective Bargaining Agreement, except, in each case, for renewals on market terms in the ordinary course of business consistent with past practice or on terms consistent with the treatment of employees of any of the Pluto Entities represented by the same union as the Spinco Employees covered by the Collective Bargaining Agreement;

(xii)    except as required or permitted by GAAP or applicable Law, make any material change to any financial accounting principles, methods or practices of any Spinco Entity;

(xiii)    settle, release, waive or compromise any Action (or threatened Action) that would be a Spinco Liability, other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving the payment of monetary damages of not more than $20 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, Pluto or the Spinco Entities) and (B) does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against the Spinco Entities or the Spinco Business;

(xiv)    make, change or revoke any material Tax election in respect of the Spinco Business that would bind any Spinco Entity for periods following the Distribution Date, or settle or compromise any material Tax liability, solely in respect of a Spinco Entity, in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on the Spinco Entities taken as a whole, or, after the Combination, Spinco and its Subsidiaries (including Utah and the Utah Subsidiaries), taken as a whole; or

(xv)    authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.

Section 8.3.    Tax Matters.

(a)     From and after the date hereof and until the Effective Time, each Party shall use its reasonable best efforts to ensure the Intended Tax Treatment and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Intended Tax Treatment.

(b)

(i)    As soon as reasonably practicable following the execution of this Agreement, Pluto shall seek the IRS Ruling and the Supplemental Ruling:

(ii)    Utah hereby agrees that Pluto shall have control over the process for seeking the IRS Ruling and the Supplemental Ruling, and that only Pluto shall apply for the IRS Ruling and the Supplemental Ruling. In addition to any obligation to cooperate contained in Section 8.7 (but it being understood and agreed by the Parties that in the event of any inconsistency or conflict between Section 8.7 and this Section 8.3(b), this Section 8.3(b) shall prevail), in connection with obtaining the IRS Ruling and the Supplemental Ruling:

(A)    Pluto shall keep Utah informed in a timely manner of all material actions taken or proposed to be taken by Pluto in connection therewith;

(B)    Pluto shall (1) reasonably in advance of the submission of the requests for the IRS Ruling and the Supplemental Ruling provide Utah with draft copies thereof, (2) reasonably consider Utah’s comments on such draft copies, and (3) provide Utah with copies of any documents filed with the IRS, provided that Pluto may redact any information that Pluto, in its good faith judgment, considers to be confidential and not germane to Utah’s or Spinco’s obligations under this Agreement or any of the other Transaction Documents; and

(C)    Pluto shall provide Utah with notice reasonably in advance of any formally scheduled meetings (including telephonic meetings) with the IRS (subject to the approval of the IRS) that relate to the IRS Ruling or the Supplemental Ruling and one member of Utah’s Tax Counsel listed on Section 8.3(b)(ii)(C) of the Spinco Disclosure Schedule shall be permitted to attend such meeting.

This Section 8.3(b) shall not apply with respect to any actions taken by Pluto with respect to the IRS Ruling or Supplemental Ruling prior to the date hereof.

(c)    Utah and Pluto shall cooperate and use their respective reasonable best efforts in order for Pluto to obtain the opinion of Pluto’s Tax Counsel, in form and substance reasonably acceptable to Pluto, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters, to the effect that the Contribution, the Spinco Cash Distribution, the Pluto Cash Distribution and the Distribution will qualify for the Tax-Free Status (such opinion of Pluto’s Tax Counsel, the “Pluto Tax Opinion”).

(d)    Pluto and Spinco shall, as of the Closing Date and the Distribution Date, execute and deliver to Pluto’s Tax Counsel the Tax Representation Letters dated and executed as of the Closing Date.

(e)    Utah shall, as of the Closing Date, execute and deliver to Pluto’s Tax Counsel the Utah Representation Letter, dated and executed as of the Closing Date.

(f)    As of the date hereof, neither Pluto nor Spinco is aware of any reason why Pluto (i) would not be able to deliver the Tax Representation Letters at the applicable times set forth in Section 8.3(d) or (ii) would not be able to obtain the Pluto Tax Opinion as contemplated by Section 8.3(c).

(g)    As of the date hereof, Utah is not aware of any reason why it would not be able to deliver the Utah Representation Letter at the applicable time set forth in Section 8.3(e).

(h)    Utah shall use its reasonable best efforts to ensure that Utah Newco and Utah Newco Sub are, and remain through the Closing Date, resident for Tax purposes solely in the Netherlands. Utah shall comply with any obligations it may have to notify HM Revenue and Customs and the Dutch Ministry of Finance (or other relevant Governmental Authorities) of the Tax consequences for Utah of the Combination or any element of it and shall give Pluto an opportunity to comment in advance on related correspondence with such Governmental Authorities.

(i)    Utah and Pluto shall together consider any United Kingdom stamp duty or stamp duty reserve tax implications of the Combination (including, if relevant, the Alternative Transaction Structure). On a timely basis in advance of the Utah Merger, unless the Parties agree otherwise, Utah shall apply for confirmation from HM Revenue and Customs that the Utah Merger should not give rise to United Kingdom stamp duty or stamp duty reserve tax. Utah shall give Pluto the opportunity to comment on the application before it is made.

(j)    Notwithstanding anything to the contrary in Section 8.1, neither Utah nor any of its Subsidiaries shall engage in any internal reorganization or restructuring transaction in connection with or in anticipation of the Combination without the prior written consent of Pluto (such consent not to be unreasonably withheld, conditioned or delayed) unless such internal reorganizations are not reasonably expected to result in material liabilities (including Taxes) to Utah, Spinco or any of their respective Subsidiaries and are not otherwise reasonably expected to have an adverse impact on the Tax liabilities or effective Tax rate of Spinco or any of the Spinco Subsidiaries after the Combination.

Section 8.4.    Netherlands Withholding Tax Confirmation.

(a)    As soon as reasonably practicable following the execution of this Agreement (and in any event within thirty five (35) days of the date of this Agreement), Utah shall (and shall cause Utah Newco to), following consultation in good faith with Spinco and Pluto, prepare and file with the DTA a request (the “Request”) to promptly obtain the DTA’s confirmation in form and substance reasonably acceptable to Pluto and Spinco of (i) the amount of recognized paid up capital for Dutch Dividend Withholding Tax purposes of Utah and Utah Newco prior to the Effective Time and (ii) the amount of Dutch Dividend Withholding Tax due in respect of the Liquidation Distribution (the “Withholding Tax Confirmation”). In relation to the request for the Withholding Tax Confirmation Utah shall (and shall cause Utah Newco to) (i) provide Pluto and Spinco with a calculation of Utah’s recognized paid-up capital for Dutch Dividend Withholding Tax purposes (the “Calculation”), (ii) provide Pluto and Spinco with drafts of all material written communications it intends to make with the DTA at least five (5) Business Days before the communication is made (unless the DTA requires any such written communication to be submitted more promptly, in which case such written communications shall be provided to Pluto and Spinco as promptly as practicable, and in any event before the communication is made) and consider such amendments as reasonably and timely requested by Pluto and Spinco in good faith before making such communication, (iii) promptly notify Pluto and Spinco of any material communication from the DTA regarding the Withholding Tax Confirmation and provide Pluto and Spinco with copies thereof and (iv) use its reasonable best efforts to timely provide Pluto and Spinco with the opportunity to attend any meetings or conversations with the DTA with respect to the Withholding Tax Confirmation (other than discussions that cover only administrative and non-substantive matters). Utah shall provide Spinco and Pluto with a first draft of the Request, together with a first draft of the Calculation within two (2) weeks following the execution of this Agreement and promptly provide such further information as may reasonably be requested by Spinco or Pluto for purposes of reviewing the Request and verifying the Calculation.

(b)    In the event that Utah does not receive the Withholding Tax Confirmation prior to the Closing Date, the Parties agree to use the Calculation that was submitted to the DTA to calculate any Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv), updated for any reasonable comments by Spinco or Pluto that have not been reflected in such Calculation.

(c)    In the event Utah receives a Withholding Tax Confirmation before the Closing Date, the Parties agree to use the Withholding Tax Confirmation to calculate the Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv) unless (i) the Withholding Tax Confirmation is not in line with the Request and Calculation submitted to the DTA (a “Negative Withholding Tax Confirmation”) and (ii) Parties have otherwise agreed to file an objection against such Negative Withholding Tax Confirmation, in which case the Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv) shall be based on the Calculation set out in the Request submitted to the DTA, updated for any reasonable comments provided by Spinco or Pluto in good faith that have not been reflected in such Calculation. In the event Parties agree that such objection shall be filed Utah and its Representatives shall prepare the objection and shall provide Spinco and Pluto with a draft thereof at least ten (10) Business Days before submission. The foregoing shall not limit the statutory rights of Utah, Utah Newco or the Utah shareholders to file objections against the Withholding Tax Confirmation and any Dutch Dividend Withholding Tax returns submitted in accordance with the foregoing or to appeal any decision by the DTA in response to such objections. In case Utah or Utah Newco files an objection against the Negative Withholding Tax Confirmation without Pluto and Spinco having agreed thereto (acting reasonably), the Negative Withholding Tax Confirmation so received shall be used to calculate the Dutch Dividend Withholding Tax required pursuant to Section 3.3(c) or Section 3.4(b)(iv), unless Parties agree otherwise.

(d)    In the event that Dutch Dividend Withholding Tax is to be withheld in accordance with this Section 8.4 in respect of the Utah Newco Liquidation (or, in the Alternative Transaction Structure, the Utah Liquidation), Utah and its Representatives shall prepare the Dutch Dividend Withholding Tax return and shall provide Spinco and Pluto with a draft thereof at least five (5) Business Days before submission, and Utah shall take into account all reasonable comments of Spinco and Pluto and their respective Representatives provided in good faith. The Parties shall keep each other reasonably informed on any material developments in respect of the matters set forth in this Section 8.4.

Section 8.5.    Preparation of the Securities Filings.

(a)    As promptly as practicable after the date hereof, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i)(A) the Parties shall jointly prepare and Spinco shall file with the SEC the Distribution Registration Statement; and (B) if the Distribution is effected in whole or in part as an exchange offer, Pluto shall prepare and file with the SEC, when and as required, a Tender Offer Statement on Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Split Off TO”); and (ii)(A) the Parties shall jointly prepare and Utah shall file with the SEC a proxy statement to be mailed to the shareholders of Utah relating to the Utah Shareholders Meeting (including any amendments or supplements thereto, the “Proxy Statement/Prospectus”, and together with the Combination Registration Statement of which it forms a part, the “Combination Documents”); and (B) the Parties shall jointly prepare and Spinco and Utah Newco shall file with the SEC the Combination Registration Statement and (iii) the Parties shall jointly prepare and cause to be filed such other securities filings required by Law in connection with the transaction contemplated by this Agreement (the securities filings described in clauses (i) to (iii), collectively, “Securities Filings”).

(b)    Each Party shall use its reasonable best efforts to have the Distribution Registration Statement and the Combination Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and to keep the Distribution Registration Statement and the Combination Registration Statement effective for as long as is necessary to consummate the transactions contemplated hereby and the other Transaction Documents and, prior to the effective date of the Distribution Registration Statement and the Combination Registration Statement, each Party shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable securities Laws in connection with the Distribution and the Combination.

(c)    Each Party (as applicable) will cause the Combination Documents to comply in all material respects with the applicable requirements of U.S. Federal securities laws. Each Party (as applicable) will take all steps necessary to cause the Combination Documents to be disseminated to holders of Utah Ordinary Shares, as and to the extent required by applicable U.S. federal securities laws. Each Party (as applicable) shall promptly correct any information provided by it or on its behalf specifically for inclusion in the Combination Documents if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law, and each Party (as applicable) shall take all steps necessary to amend or supplement the Combination Documents and to cause the Combination Documents as so amended and supplemented to be disseminated to holders of Utah Ordinary Shares, in each case as and to the extent required by applicable U.S. federal securities Laws.

(d)    Each Party shall, as promptly as practicable after receipt thereof, provide the other Parties copies of any written comments, and advise the other Parties of any oral comments, received from the SEC with respect to the Securities Filings and shall provide the other Parties with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand. Each Party shall provide the other Parties with a reasonable opportunity to review and comment on the Securities Filings (and such comments shall be reasonably considered in good faith by the filing Party), or any amendment or supplement to any of the foregoing and any communications with the SEC prior to filing such with the SEC, and will promptly provide the other Parties with a copy of all such filings and communications made with the SEC.

(e)    If at any time prior to the making of the Liquidation Distribution any information relating to any of the Parties, or any of their respective Affiliates, officers or directors, should be discovered by such Party which should be set forth in an amendment or supplement to any of the Securities Filings so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the stockholders or shareholders of Pluto and Utah.

Section 8.6.    Utah Shareholders Meeting.

(a)    Utah shall (i) as promptly as reasonably practicable after the Combination Registration Statement is declared effective under the Securities Act, but not before the announcements and filings set out in Section 3.1(g)(iii) have been made, duly call and give notice of a meeting of its shareholders (the “Utah Shareholders Meeting”) for the purpose of obtaining the Utah Shareholder Approval, (ii) use its reasonable best efforts to cause the Proxy Statement/Prospectus and any other appropriate materials for the Utah Shareholders Meeting (together with the Proxy Statement/Prospectus, the “Utah Shareholders Meeting Materials”) to be mailed to Utah’s shareholders, and (iii) hold the Utah Shareholders Meeting as soon as reasonably practicable, but not before one (1) month has expired (subject to extension of such term pursuant to the Dutch General Act on Terms (Algemene termijnenwet)) after the announcements and filings set out in Section 3.1(g)(iii) have been made.

(b)    The Utah Shareholders Meeting shall be held to:

(i)    provide information regarding the Combination;

(ii)    adopt resolutions to

(A)    enter into and effectuate the Utah Merger in accordance with the Utah Merger Proposal (the “Utah Merger Resolution”);

(B)    approve the Share Sale (the “Share Sale Resolution”);

(C)    effective as of the Utah Sale Effective Time, approve the dissolution of Utah Newco and approve the appointment of the Liquidator, as liquidator of Utah Newco and approve the appointment of an Affiliate of Spinco as the custodian of the books and records of Utah Newco in accordance with Section 2:24 of the Dutch Code (the “Utah Newco Liquidation Resolutions”); and

(D)    approve the Alternative Transaction Structure and the transactions contemplated thereby (the “Alternative Transaction Resolutions”); and

(iii)    adopt one or more resolutions effective upon the Effective Time to provide full and final discharge to each member of the Utah Board for their acts of management or supervision, as applicable, up to the date of the Utah Shareholders Meeting; provided that no discharge shall be given to any director for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such director (the “Discharge Resolutions” and together with the Utah Merger Resolution, the Share Sale Resolution, the Utah Newco Liquidation Resolutions, and the Alternative Transaction Resolutions, the “Utah Shareholders Meeting Resolutions”).

(c)    Utah shall coordinate and cooperate with Pluto and Spinco and their respective Affiliates with respect to the convening materials and, subject to Section 8.6(a), the timing of the Utah Shareholders Meeting, and will otherwise comply with all legal requirements applicable to the Utah Shareholders Meeting. Utah may, after consultation in good faith with Pluto, cancel and reconvene the Utah Shareholders Meeting, only (A) if a quorum has not been established; (B) to ensure that any supplement or amendment of Utah Shareholders Meeting Materials that the Utah Board, after consultation with outside legal counsel, reasonably determines in good faith is necessary to comply with applicable Law is made available to the Utah Shareholders in advance of the Utah Shareholders Meeting, (C) to allow reasonable additional time to solicit additional proxies in favor of the approvals set forth in Section 8.6(b) if, as of such time, insufficient proxies have been received to approve the Utah Shareholders Meeting Resolutions; (D) if required by Law or Governmental Order; or (E) with the prior written consent of Pluto; provided that, without the consent of Pluto, Utah shall not cancel and reconvene the Utah Shareholders Meeting pursuant to this sentence on more than one (1) occasion. In the event that the Utah Shareholders Meeting is cancelled and reconvened pursuant to the foregoing provision, Utah shall duly give notice of and reconvene the Utah Shareholders Meeting on a date scheduled by mutual agreement of Utah, Pluto and Spinco, acting reasonably, or, in the absence of such agreement, as soon as practicable following the date of such cancellation; provided, further, that Utah shall in no event cancel and reconvene the Utah Shareholders Meeting to a date that is more than thirty (30) days after the originally scheduled Utah Shareholders Meeting without the written consent of Pluto. Utah shall, upon Pluto’s request, advise Pluto on a daily basis during each of the last five (5) Business Days prior to the date of the Utah Shareholders Meeting as to the aggregate tally of proxies received by Utah with respect to the Utah Shareholder Approval and at additional times upon the reasonable request of Pluto.

(d)    Subject to Section 8.11, Utah shall, through the Utah Board, make the Utah Recommendation and include such Utah Recommendation in the Proxy Statement/Prospectus and use its reasonable best efforts to (i) solicit from its shareholders proxies in favor of the approval of the resolutions required under the Utah Shareholder Approval, and (ii) take all other actions necessary or advisable to secure the Utah Shareholder Approval.

(e)    Notwithstanding any Utah Change in Recommendation, unless this Agreement is terminated in accordance with in accordance with Article X prior to the occurrence of the Utah Shareholder Approval, the Utah Shareholders Meeting Resolutions shall be submitted to the shareholders of Utah for approval at the Utah Shareholders Meeting whether or not (A) the Utah Board shall have effected a Utah Change in Recommendation or (B) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to Utah or any of its Representatives.

(f)    If the Utah Merger is not consummated within the period specified by Section 2:318(1) of the Dutch Code, and Pluto and Utah mutually agree not to adopt the Alternative Transaction Structure, then Utah shall take all required steps in order to have the Utah Merger Resolution replaced by a new resolution of the Utah general meeting to enter into and effectuate a merger in accordance with the terms of the Utah Merger Proposal (which resolution shall then for all purposes of this Agreement be considered the Utah Merger Resolution and which merger shall for all purposes of this Agreement be considered the Utah Merger).

Section 8.7.    Efforts.

(a)    Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing or causing to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Combination and the other transactions contemplated by the Transaction Documents as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notifications, notices, petitions and filings and to obtain as promptly as practicable all Consents set forth in Section 5.4 of the Spinco Disclosure Schedule, Section 6.5 of the Spinco Disclosure Schedule and Section 7.5 of the Utah Disclosure Schedule that are required to be obtained or made at or prior to the Effective Time and all other material consents, waivers, licenses, orders, registrations, approvals, permits, rulings, expirations or terminations of waiting periods, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Combination or any of the other transactions contemplated by the Transaction Documents (collectively, the “Approvals”), (ii) taking all reasonable steps as may be necessary to obtain all Approvals and (iii) taking reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.7 in a manner so as to preserve the applicable privilege; provided that, with respect to Approvals from third parties (other than Governmental Authorities) required under existing Contracts, such efforts shall not include any requirement or obligation of any Party to make any payment to any such third party or assume any Liability not otherwise required to be paid or assumed by the applicable Party pursuant to the terms of an existing Contract or offer or grant any financial accommodation or other benefit to such third party not otherwise required to be made by the applicable Party pursuant to the terms of an existing Contract. Notwithstanding anything to the contrary in this Section 8.7, materials provided to the other Party or its outside legal counsel may be redacted to remove references concerning valuation. In furtherance and not in limitation of the foregoing, each Party agrees to promptly make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Combination and the other transactions contemplated by the Transaction Documents as promptly as practicable, and in any event within twenty (20) Business Days after the date hereof (unless the Parties shall mutually agree that postponing such filings to a later date is advantageous for purposes of satisfying the conditions to the Combination, in which case the Parties shall identify a reasonable later date and the Parties shall file on such later date), (B) appropriate filings, if any are required, with foreign regulatory authorities in accordance with other applicable Competition Laws, with respect to the Combination and the other transactions contemplated by the Transaction Documents as promptly as practicable and (C) all other necessary or appropriate filings with other Governmental Authorities with respect to the Combination and the other transactions contemplated by the Transaction Documents as promptly as practicable, and, in each case, to use reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such applicable Laws or by such Governmental Authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting period under the HSR Act, and the receipt of the Approvals under such other applicable Laws or from such Governmental Authorities as soon as practicable. In connection with and without limiting the foregoing, each Utah Party, on the one hand, and Pluto and Spinco, on the other hand, shall, in connection with the efforts referenced in this Section 8.7 to obtain all Approvals, use its reasonable best efforts to (x) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (y) to the extent permitted by Law, promptly inform the other Party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Combination or any other transactions contemplated by the Transaction Documents (and in each case, if any such communication is in writing, share a copy with the other Party) and (z) to the extent permitted by Law, permit the other Party to review in advance any communication to be given by it to, and consult in good faith with each other in advance of any meeting or telephone call with, the DOJ, the FTC or any such other Governmental Authority or, in connection with any proceeding by a private party, any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences. Notwithstanding anything in this Agreement to the contrary, but without limiting each Party’s obligations under this Section 8.7, Utah shall, on behalf of the Parties, control and lead all communications and strategy for dealing with the DOJ, the FTC or such other applicable Governmental Authority with respect to any antitrust, merger control, competition, national security or trade regulation Law that may be asserted by any Governmental Authority with respect to the Combination or any of the transactions contemplated by the Transaction Documents, and Utah shall, on behalf of the Parties, control and lead the defense strategy for dealing with all Actions challenging the Combination or any of the transactions contemplated by the Transaction Documents that are brought by DOJ, the FTC or such other applicable Governmental Authority with respect to any antitrust, merger control, competition, national security or trade regulation Law.

(b)    Without limiting this Section 8.7, but subject to the next sentence of this Section 8.7(b), each Party will take, or to cause to be taken, any and all steps and to make any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, national security or trade regulation Law that may be asserted by any Governmental Authority with respect to the Combination or any of the transactions contemplated by the Transaction Documents so as to enable the Closing to occur as soon as reasonably possible, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Spinco (or the Spinco Subsidiaries) or Utah (or the Utah Subsidiaries), as applicable, or (ii) otherwise taking or committing to take action that limits Spinco’s or the Spinco Subsidiaries’ or Utah’s or the Utah Subsidiaries’, as applicable, freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets of Spinco (or the Spinco Subsidiaries) or Utah (or the Utah Subsidiaries) (the actions referred to in clauses (i) and (ii) collectively, “Remedial Actions”) in each case, as may be required in order to satisfy the conditions to closing in Section 9.1(a) and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the Closing or the closing of any other transaction contemplated by the Transaction Documents; provided that, the effectiveness of any such Remedial Action shall be contingent on consummation of the Closing or such other closing, respectively; provided, further, that without the prior written consent of

Utah, none of Pluto or any Spinco Party will take, or cause to be taken, any Remedial Action with respect to the Spinco Business, the Spinco Assets or the Spinco Liabilities. The obligations of this Section 8.7(b) shall not require Pluto to agree to any Remedial Action with respect to any assets, Liabilities or businesses that are not included in the Spinco Assets, the Spinco Liabilities or the Spinco Business, respectively.

Section 8.8.    Financing.

(a)    Spinco shall use reasonable best efforts to (i) maintain in effect, until the earlier of the funding of the initial funding of the Financing (as defined below) and the funding of the Permanent Financing (as defined below) (in each case, in an amount sufficient to fund the Spinco Cash Distribution), the commitment letter, dated as of the date this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Spinco Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Spinco Commitment Letter, the “Spinco Lenders”), pursuant to which, among other things, the Spinco Lenders have committed to provide Spinco with debt financing in the amount set forth therein (the debt financing contemplated by the Spinco Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Financing”), (ii) materially comply with the obligations that are set forth in the Spinco Commitment Letter that are applicable to Spinco and satisfy on a timely basis all conditions precedent in the Spinco Commitment Letter that are within its control, and (iii) fully enforce the rights of Spinco under the Spinco Commitment Letter.

(b)    In the event any funds in the amounts set forth in the Spinco Commitment Letter or the Financing Agreements, or any portion thereof, become unavailable on the terms and conditions contemplated in the Spinco Commitment Letter or the Financing Agreements, Pluto (in consultation in good faith with Utah) shall cause Spinco to, and Utah shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate to arrange to obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Spinco to make the Spinco Cash Distribution (the “Alternative Financing”), and to obtain a new financing commitment that provides for such financing; provided, that (i) the terms of the Alternative Financing must (A) not result in any adverse Tax consequences to Pluto and its Subsidiaries, including as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) be customary and reasonable in light of then-prevailing market terms and (ii) none of Spinco, any Spinco Entity or any Utah Entity shall agree, or be required to agree, (A) to terms and conditions of the Alternative Financing if the consummation thereof on such terms and conditions, taking into account and after giving effect to the Spinco Cash Distribution, the Combination and the other transactions contemplated hereby, would result in Spinco having a Below Investment Grade Rating or (B) to any Alternative Financing if, after giving effect to such Alternative Financing, the Weighted Average Cost of the Available Debt Financing would be in excess of the percentage set forth on Section 8.8 of the Utah Disclosure Schedule.

(c)    Spinco shall give Utah prompt written notice upon it obtaining knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Spinco Commitment Letter, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Spinco Lenders, (iii) any material dispute or disagreement between or among any of the parties to the Spinco Commitment Letter, and (iv) any amendment or modification of, or waiver under, the Spinco Commitment Letter. Spinco shall not, without the prior written consent of Utah, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Spinco Commitment Letter; provided that notwithstanding the foregoing, Spinco may (i) implement or exercise any of the “market flex” provisions exercised by the Spinco Lenders in accordance with the Spinco Commitment Letter as of the date hereof or (ii) amend and restate the Spinco Commitment Letter or otherwise execute joinder agreements to the Spinco Commitment Letter solely to add additional Spinco Lenders.

(d)    Until the earlier of the Closing and the valid termination of this agreement in accordance with Article X, each of Spinco and Utah agrees to cooperate and use reasonable best efforts to cause the arrangement and consummation of the Financing, including, without limitation, by (i) negotiating definitive agreements with respect thereto, on the terms and conditions contained in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Pluto and that are not materially less favorable in the aggregate to Spinco or Utah than those in the Spinco Commitment Letter as in effect on the date hereof; provided, that (A) Pluto’s consent, in its sole discretion, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any adverse Tax consequences to Pluto and its Subsidiaries as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) Pluto’s consent, not to be unreasonably withheld, conditioned or delayed, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any other adverse Tax consequences to Pluto and its Subsidiaries (the “Financing Agreements”), (ii) satisfying on a timely basis all conditions precedent in the Spinco Commitment Letter and the Financing Agreements that are within the control of Utah or any of its Subsidiaries, and (iii) arranging as promptly as reasonably practicable the Financing prior to the Closing on the terms and conditions set forth in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Pluto and that are not materially less favorable in the aggregate to Spinco or Utah than those in the Spinco Commitment Letter as in effect on the date hereof; provided, that (A) Pluto’s consent, in its sole discretion, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any adverse Tax consequences to Pluto and its Subsidiaries as to the Tax-Free Status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) Pluto’s consent, not to be unreasonably withheld, conditioned or delayed, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any other adverse Tax consequences to Pluto and its Subsidiaries. Pluto hereby consents to the use of Spinco’s and its Subsidiaries’ logos in connection with the Financing and solely in a manner that is not intended or reasonably likely to harm or disparage the reputation or goodwill of the relevant party, or any of their respective intellectual property rights. Spinco and Utah shall, upon request by Pluto, each keep Pluto informed in reasonable detail of the status of its efforts to arrange the Financing and as promptly as practicable provide copies of then-current drafts of the Financing Agreements and any definitive agreements relating to the Permanent Financing.

(e)    Notwithstanding anything herein to the contrary, if the Financing is available on terms contemplated by the Spinco Commitment Letter or otherwise on terms that are reasonably satisfactory to Pluto and not materially less favorable in the aggregate to Spinco or Utah than those in the Spinco Commitment Letter as in effect on the date hereof; provided, that (A) Pluto’s consent, in its sole discretion, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any adverse tax consequences to Pluto and its Subsidiaries as to the tax-free status of the transactions contemplated by the Transaction Documents (as determined by Pluto in good faith) and (B) Pluto’s consent, not to be unreasonably withheld, conditioned or delayed, shall be required in respect of any such other terms to the extent such terms would reasonably be expected to result in any other adverse tax consequences to Pluto and its Subsidiaries, and all conditions to the Closing set forth in Article IX have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), Pluto shall cause Spinco to, and Spinco shall, immediately prior to the date of the Distribution incur the indebtedness provided for under the Spinco Commitment Letter and the Financing Agreements and use the proceeds thereof to make a payment to Pluto in an aggregate amount equal to the Spinco Cash Distribution, on and pursuant to the terms of the Separation and Distribution Agreement. Spinco shall not incur the indebtedness contemplated by the Financing prior to the date that is one Business Day prior to the date of the Distribution without Utah’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(f)    Notwithstanding the foregoing, in the event of termination of this Agreement pursuant to Article X, Utah shall, and shall cause its Subsidiaries to, (A) pay Pluto an amount of cash equal to 43% of the Financing Obligations (such payment to be made promptly and in any event within ten (10) Business Days of delivery by Pluto of a written request therefor accompanied by reasonable supporting documentation evidencing such Financing Obligations) and (B) indemnify and hold harmless Pluto, its Subsidiaries and its and their Representatives from and against 43% of any Losses (other than fees and expenses of counsel, accountants, consultants or other advisors) actually suffered or incurred by them in connection with the Financing or the Permanent Financing, and any information utilized in connection therewith (other than information provided by or on behalf of Pluto or any of its Subsidiaries in writing prior to the Closing Date) except to the extent suffered or incurred as a result of the gross negligence, willful misconduct or material breach of this Agreement, the Spinco Commitment Letter or any Financing Agreement by Pluto or any of its Subsidiaries.

(g)    Each of Pluto, Spinco and Utah agrees to cooperate and use reasonable best efforts to take, or cause to be taken, and to cause their respective Representatives to take or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable and proper in connection with the arrangement, marketing and consummation of the issuance of any debt securities or the incurrence of any other long-term debt financing by Spinco in lieu of the Financing (such financing, the “Permanent Financing”), on or prior to the Closing Date, including (i) consulting in good faith on the terms and conditions of any Permanent Financing, (ii) participating in the marketing and syndication efforts related thereto and (iii) participating in the preparation of rating agency presentations and meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and investors, in each case, with respect thereto, in each case, provided that the terms of such Permanent Financing are reasonably satisfactory to Pluto and Utah. Notwithstanding the foregoing, Pluto and Utah shall not be required to take any action under this Section 8.8(g) that would unreasonably interfere with their respective businesses or ongoing operations.

(h)    Notwithstanding anything to the contrary in this Section 8.8, (i) no action contemplated in this Section 8.8 shall be required if any such action shall: (A) require Pluto or any of its Subsidiaries (other than Spinco and its Subsidiaries) to be an issuer of the Financing or the Permanent Financing, (B) require Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, or any of their respective Representatives, to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of Spinco and its Subsidiaries, certificates, opinions or letters delivered at the closing of the Financing); (C) cause any director, officer or employee of Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, to incur any personal liability; (D) require Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, to execute and deliver any pledge or security documents or certificates, documents or instruments relating to the provision of collateral in connection with the Financing or Permanent Financing other than those related to Spinco and its Subsidiaries that shall not become effective until after the Distribution; (E) without limiting clauses (B) and (D) above, require Pluto or any of its Subsidiaries, or Utah or any of its Subsidiaries, to execute and deliver any documentation related to the Financing or Permanent Financing other than (i) documentation executed and delivered by Spinco and its Subsidiaries and (ii) customary comfort letters executed and delivered by Utah’s accountants (and customary representation letters related thereto executed and delivered by Utah and its Subsidiaries); (F) (1) jeopardize (in Pluto’s reasonable determination) any attorney-client privilege of Pluto or any of its Subsidiaries (in which case Pluto and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (2) jeopardize (in Utah’s reasonable determination) any attorney-client privilege of Utah or any of its Subsidiaries (in which case Utah and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); or (G) result in a material violation or breach of, or a default under, the Organizational Documents of Pluto or its Subsidiaries, or the Organizational Documents of Utah or its Subsidiaries, or any applicable Law.

(i)    All non-public or otherwise confidential information regarding the Spinco Business obtained by Utah or its Representatives pursuant to this Section 8.8 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Pluto and Utah (or their respective Affiliates), Pluto agrees that Utah may share information with respect to Spinco and the Spinco Business with the Spinco Lenders, and that Utah and such Spinco Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Utah or any of its Subsidiaries pursuant to this Section 8.8, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

(j)    All non-public or otherwise confidential information regarding the businesses of Utah and its Subsidiaries obtained by Pluto, Spinco or their respective Representatives pursuant to this Section 8.8 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement. Notwithstanding any other provision set forth herein or in any other agreement between Pluto or Spinco, on the one hand, and Utah, on the other hand (or their respective Affiliates), Utah agrees that Pluto and Spinco may share information with respect to the businesses of Utah and its Subsidiaries with the Spinco Lenders, and that Pluto, Spinco and such Spinco Lenders may share such information with potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by Pluto, Spinco or any of their respective Subsidiaries pursuant to this Section 8.8, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda.

(k)    Notwithstanding anything contained in this Agreement to the contrary, the Utah Parties expressly acknowledge and agree that their obligations under this Agreement are not conditioned in any manner upon Spinco obtaining the Financing or any other financing.

Section 8.9.    Access to Information. Pluto shall, and shall cause the Spinco Entities to, on the one hand, and Utah shall, and shall cause the Utah Subsidiaries to, on the other hand, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours, during the Interim Period, in such manner as to not interfere with Utah’s and its Subsidiaries’ or the Spinco Entities’ (as applicable) normal operation, the properties, books and records, Contracts and appropriate senior-level officers and employees of Utah and the Utah Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), and shall furnish such Party and its respective Representatives with financial and operating data of Utah and the Utah Subsidiaries, the Spinco Business or the Spinco Entities (as applicable) and other information concerning the affairs of Utah and the Utah Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), in each case, as such Party and its Representatives may reasonably request solely for the purposes of furthering the transactions contemplated by this Agreement or for integration purposes; provided that (i) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (ii) no Party or its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions without the prior written consent of the other applicable Party; and (iii) nothing in this Agreement (including Section 8.25) shall require any Party to permit any inspection or disclose any information to any other Party that (x) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s written consent (which may be withheld or denied at its sole discretion), (y) would cause a violation of any Law or any confidentiality obligations and similar restrictions that may be applicable to such information or (z) would cause a risk of a loss of attorney-client privilege or other disclosure privilege to such Party (provided that the Party that would otherwise be required to disclose information to the other during the Interim Period shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement or Law, including “clean room” or other similar procedures designed to limit any such adverse effect of the sharing of such information by each Party). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder and that nothing in this Section 8.9 shall require Pluto to provide access to any of its businesses or any information other than with respect to the Spinco Business. The Confidentiality Agreement shall survive any termination of this Agreement. All requests for such access to any Party shall be made to such Party or its designated Representative. Spinco will make available to Utah prior to the Closing true and complete copies of the Organizational Documents of the Spinco Subsidiaries.

Section 8.10.    D&O Indemnification and Insurance.

(a)    For a period of six (6) years after the Closing, Spinco agrees that it shall indemnify and hold harmless each Person who is, or at any time prior to the Closing has been, a director or officer of Utah or any of its Subsidiaries and each Person who served as a director, officer or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request of Utah or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, Losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that Utah or any of its Subsidiaries, as the case may be, would have been permitted under its Organizational Documents in effect on the date hereof to indemnify such Person (including advancing expenses as incurred in accordance with and to the fullest extent permitted under such Organizational Documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled).    Without limiting the foregoing, Spinco, Utah and Utah Newco Sub agree that, for a period of six (6) years after the Closing, neither Utah nor any of its successors (including Utah Newco Sub, as the acquiring and surviving corporation in the Utah Merger) shall, and Spinco shall cause Utah and its successors not to, amend, repeal or modify any provision in its Organizational Documents in a manner that would adversely affect the rights or exculpation or indemnification of present or former directors or officers of Utah and its Subsidiaries, except as required by Law.

(b)    At or prior to the Closing, any of the Utah Parties or Spinco may (i) purchase a “tail” directors’ and officers’ liability insurance policy covering the Indemnified Parties who are, or at any time prior to the Closing were, covered by Utah’s existing directors’ and officers’ liability insurance policies, for a period of at least six (6) years after the Closing and on terms and conditions no less advantageous to the Indemnified Parties (including as to coverage and amounts) than such existing insurance, with a substantially comparable insurer to the existing insurer; provided that, if purchased by Utah, the premium thereof shall not exceed 300% of the last annual premium paid by Utah prior to the date hereof (the “Premium Cap”), or (ii) if such a policy is not purchased by either Spinco or any of the Utah Parties, then for a period of six (6) years after the Closing, Spinco shall cause to be maintained the current officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Closing were, covered by Utah’s existing officers’ and directors’ liability insurance policies (provided that Spinco may substitute therefor policies on terms and conditions which are no less advantageous to the Indemnified Parties (including as to coverage and amounts) than such existing insurance with a substantially comparable insurer) with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the Closing; provided that Spinco shall not be required to pay annual premiums in excess of the Premium Cap, and if the amount of the premium necessary to maintain such insurance would at any time exceed the Premium Cap, then Spinco shall cause to be maintained policies of insurance coverage which provide the maximum coverage available at an annual premium equal to the Premium Cap.

(c)    Notwithstanding anything contained in this Agreement to the contrary, this Section 8.10 shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of the Utah Parties and Spinco and is intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any Utah Entity and his or her heirs and representatives. In the event that Utah Newco Sub or Spinco or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Utah Newco Sub or Spinco, as the case may be, shall succeed to the obligations set forth in this Section 8.10.

Section 8.11.    No Solicitation.

(a)    Except as permitted by this Section 8.11, Utah agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Pluto or its Affiliates) regarding any Competing Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information in connection with a possible Competing Proposal within the 12-month period immediately prior to the date hereof return to Utah or destroy all such confidential information heretofore furnished to such Person by or on behalf of Utah or any of its Subsidiaries and promptly prohibit any access by any Person (other than Pluto and its Representatives) to any physical or electronic data room relating to a possible Competing Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Proposal, unless the Utah Board concludes in good faith that a failure to take any action described in this clause (iii) would be inconsistent with the Utah directors’ fiduciary duties to Utah’s shareholders and other stakeholders under applicable Law. From and after the date hereof, except as otherwise permitted by this Section 8.11, Utah shall not, directly or indirectly, nor shall Utah authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Proposal (except to notify such Person of the existence of the provisions of this Section 8.11), (2) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Proposal, (3) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require Utah to abandon or fail to consummate the Combination (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 8.11(b)) (a “Utah Acquisition Agreement”), or (4) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Utah acknowledges and agrees that, in the event any officer, director or financial advisor of Utah takes any action that if taken by Utah would be a breach of this Section 8.11, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.11 by Utah. In furtherance of its obligations hereunder, to the extent that any of the Utah Parties has knowledge that any Representative of the Utah Parties has taken an action that, if taken by any of the Utah Parties, would violate the restrictions set forth in this Section 8.11, then such Utah Party shall promptly instruct such Representative to cease such action.

(b)    Notwithstanding anything to the contrary contained in the provisions of Section 8.11(a) or any other provision of this Agreement, if an unsolicited Competing Proposal is submitted to Utah by a third Person or group after the date hereof, then prior to (but not after) the occurrence of the Utah Shareholder Approval, Utah may, directly or indirectly through its Representatives, (i) furnish information and access to such Person or group and its Representatives (for so long as such Competing Proposal has not been withdrawn) and (ii) participate in discussions and negotiate with such Person concerning any such unsolicited Competing Proposal, in the case of clauses (i) and (ii) if and only if, (A) the submission of such Competing Proposal did not result from or arise in connection with a breach of this Section 8.11, (B) the Utah Board concludes, after consultation with its outside legal counsel and financial advisors, that such Competing Proposal would reasonably be expected to result in a Superior Proposal, (C) Utah receives from the Person or group making such Competing Proposal an executed Acceptable Confidentiality Agreement, and (D) the Utah Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the Utah directors’ fiduciary duties to Utah’s shareholders and other stakeholders under applicable Law. Pluto shall be entitled to receive an executed copy of any such Acceptable Confidentiality Agreement and notification of the identity of such Person promptly (and in any event within twenty-four (24) hours) after Utah’s entering into such discussions or negotiations or furnishing information to the Person or group making such Competing Proposal or its Representatives. Utah shall promptly provide or make available to Pluto any information concerning Utah and any of its Subsidiaries that is provided to the Person or group making such Competing Proposal or its Representatives which was not previously provided or made available to Pluto.

(c)    Except as expressly permitted by this Section 8.11(c), the Utah Board shall make the Utah Recommendation, and unless permitted by this Section 8.11(c), neither the Utah Board nor any committee thereof shall (i) (A) withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in any manner adverse to Pluto, Spinco or their respective Affiliates, the approval of this Agreement or the Utah Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal or (C) resolve or publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “Utah Change in Recommendation”) or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow Utah or any of its

Subsidiaries to execute or enter into, a Utah Acquisition Agreement or (iii) resolve, agree or publicly propose to do any of the foregoing. Notwithstanding the foregoing but subject to Utah’s compliance with the provisions of Section 8.11(d), if the Utah Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that a Competing Proposal made after the date hereof that did not result from a breach of any of the provisions of this Section 8.11 constitutes a Superior Proposal, the Utah Board may make a Utah Change in Recommendation if all of the following conditions are met: (x) the Utah Shareholder Approval has not been obtained; (y) (1) Utah gives Pluto written notice (a “Superior Proposal Notice”) at least four (4) Business Days prior to taking such action, which notice advises Pluto of the intention of the Utah Board to take such action, specifies the material terms and conditions of such Competing Proposal, identifies the Person making such Competing Proposal and includes a copy of the proposed Utah Acquisition Agreement (if any) for such Competing Proposal (provided that if there is any material change, material amendment or material modification to the terms or status of such Competing Proposal, Utah will provide a subsequent notice to Pluto of such changes, amendments or modifications and not take any such action prior to the second (2nd) Business Day following a subsequent notice to Pluto of such changes) (it being understood that there may be multiple extensions of such notice period), (2) during a period of four (4) Business Days following Pluto’s receipt of a Superior Proposal Notice (or, in the event of a new Superior Proposal Notice as a result of any such amendment or modification, an extension of two (2) additional Business Days), if requested by Pluto, Utah and its Representatives shall have negotiated with Pluto and its Representatives in good faith with respect to any revisions or adjustments proposed by Pluto to the terms and conditions of this Agreement; and (z) if applicable, at the end of such applicable four (4)- or two (2)-Business Day period, the Utah Board, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Pluto, prior to the expiration of such applicable period, shall have offered in writing in a manner that would form a binding Contract if accepted by Utah, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the Competing Proposal constitutes a Superior Proposal and that failure to make such Utah Change in Recommendation would be inconsistent with the Utah directors’ fiduciary duties to Utah’s shareholders and other stakeholders under applicable Law.

(d)    In the event Utah receives a Competing Proposal, any inquiry, proposal or indication of interest that would reasonably be expected to lead to a Competing Proposal, any request for nonpublic information relating to Utah or any Utah Subsidiary or for access to the properties, books or records of Utah or any Utah Subsidiary by any Person or group that has made or, to the knowledge of Utah, would reasonably be expected to make a Competing Proposal, or any request for discussions or negotiations in respect of any Competing Proposal, Utah will (i) as promptly as practicable (and in no event later than twenty-four (24) hours after knowledge of receipt by Utah or any Utah Subsidiary of any such Competing Proposal, inquiry, proposal, indication of interest or request) notify (which notice may be provided orally and confirmed in writing and shall identify the Person or group making such Competing Proposal, inquiry, proposal, indication of interest or request and set forth the material terms thereof (including a copy of such Competing Proposal, if any)) Pluto thereof and (ii) keep Pluto reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Competing Proposal, inquiry, proposal, indication of interest or request.    Without limiting the generality of the preceding sentence, Utah shall provide to Pluto as promptly as practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all documentation comprising such Competing Proposal or other documentation that is material to understanding such Competing Proposal received by Utah or any Utah Subsidiary from the Person or group making a Competing Proposal (or such Person’s Representatives) and of all material documentation provided by Utah or any Utah Subsidiary to the Person or group making a Competing Proposal (or such Person’s Representatives) that comprises any counterproposal or any other material substantive response by Utah (to the extent such counterproposal or substantive response is permitted under this Section 8.11) to the Person or group making such Competing Proposal. Utah shall not, and shall cause the Utah Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits Utah from providing such information to Pluto.

(e)    Subject to Pluto’s rights under Article IX, nothing in this Section 8.11 shall prohibit the Utah Board from taking and disclosing to Utah’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law; provided, however, that no such disclosure that would amount to a Utah Change in Recommendation shall be permitted, made or taken other than in accordance with Section 8.11(c).

(f)    For purposes of this Agreement:

(i)    “Competing Proposal” means any inquiry, proposal or offer for, or indication of interest in, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of Utah or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of Utah and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of Utah, (C) tender offer or exchange offer that, if consummated, would result in any Person or group (or the stockholders of any Person or group) beneficially owning 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of Utah, or (D) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Utah or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of Utah and its Subsidiaries, taken as a whole. Notwithstanding the foregoing, a Competing Proposal shall not include any inquiry, proposal, offer, or indication of interest by the Foundation for the exercise or possible exercise by the Foundation of the Call Option in compliance with Section 7.27(b). The Combination and the other transactions contemplated hereby shall not be a Competing Proposal.

(ii)    “Superior Proposal” means any bona fide written Competing Proposal, that the Utah Board determines in its good faith judgment (after taking into account all financial, legal, regulatory, timing, risk of consummation and other aspects of such Competing Proposal and after consultation with its outside legal counsel and financial advisors) is more favorable to Utah and its shareholders and other stakeholders than the Combination and the other transactions contemplated hereby (taking into account the likelihood of consummation on the terms so proposed and all such other factors as the Utah Board deems relevant); provided, that for purposes of this definition, all references to “15%” in the term “Competing Proposal” shall be deemed references to “75%”.

(g)    Pluto agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Utah or its Affiliates) regarding any Competing Spinco Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information in connection with a possible Competing Spinco Proposal within the 12-month period immediately prior to the date hereof return to Pluto or destroy all such confidential information heretofore furnished to such Person by or on behalf of Pluto or any of its Subsidiaries and promptly prohibit any access by any Person (other than Utah and its Representatives) to any physical or electronic data room relating to a possible Competing Spinco Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Spinco Proposal. From and after the date hereof, Pluto shall not, directly or indirectly, nor shall Pluto authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (A) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Spinco Proposal (except to notify such Person of the existence of the provisions of this Section 8.11), (B) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Spinco Proposal, (C) approve or propose to approve, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to a Competing Spinco Proposal or that would require Pluto or Spinco to abandon or fail to consummate the Combination, or (D) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Pluto acknowledges and agrees that, in the event any officer, director or financial advisor of Pluto or Spinco takes any action that if taken by Pluto would be a breach of this Section 8.11, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.11 by Pluto. In furtherance of its obligations hereunder, to the extent that Pluto has knowledge that any of its Representatives has taken an action that, if taken by Pluto, would violate the restrictions set forth in this Section 8.11, then Pluto, shall promptly instruct such Representative to cease such action.

(i)    “Competing Spinco Proposal” means any inquiry, proposal or offer for, or indication of interest in, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of Pluto or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of the Spinco Business, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of any equity securities, or Interests representing 15% or more of the outstanding voting power, of any Spinco Entity, or (C) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Pluto or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of the Spinco Business, taken as a whole, in the case of each of clauses (A) through (C), other than as permitted by Section 8.2. None of the Separation, the Contribution, the Distribution, the Combination or the other transactions contemplated hereby shall be a Competing Spinco Proposal.

Section 8.12.    Defense of Litigation.

(a)    Utah shall keep Pluto informed of the defense of any Action brought by shareholders of Utah or in the name of Utah against Utah or its directors or officers relating to the transactions contemplated by this Agreement, including the Combination; provided that prior to the Effective Time, Utah shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes Pluto or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of Pluto (not to be unreasonably withheld, conditioned or delayed).

(b)    Pluto shall keep Utah informed of the defense of any Action brought by stockholders of Pluto or in the name of Pluto against Pluto or its directors or officers relating to the transactions contemplated by this Agreement, including the Combination; provided that prior to the Effective Time, Pluto shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes Utah or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of Utah (not to be unreasonably withheld, conditioned or delayed).

Section 8.13.    Section 16 Matters. Prior to the Effective Time, Utah and Spinco shall take all such steps as may be required to cause any dispositions of Utah Ordinary Shares (including derivative securities with respect to Utah Ordinary Shares) and other Interests in Utah, and acquisitions of Spinco Common Stock (including derivative securities with respect to Spinco Common Stock), in each case resulting from the transactions contemplated by this Agreement, by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Utah immediately prior to the Effective Time or will become subject to such reporting obligations with respect to Spinco, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.14.    Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Pluto, Spinco or Spinco Sub, directly or indirectly, the right to control or direct Utah’s operations prior to the Closing in violation of applicable Law. Nothing contained in this Agreement is intended to give Utah, directly or indirectly, the right to control or direct the operations of the Spinco Business prior to the Closing in violation of applicable Law. Prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 8.15.    Spinco Share Issuance. Spinco shall take all actions necessary so that (a) the total number of shares of Spinco Common Stock outstanding immediately prior to the Distribution Time, all of which will be held by Pluto, will be equal to the Spinco Pre-Combination Outstanding Shares, and (b) Spinco shall be authorized to issue all of the shares of Spinco Common Stock contemplated to be issued pursuant to the Combination. Spinco shall effect such amendments, filings or other actions with respect to its respective Organizational Documents as are necessary to effect the Distribution and the Combination in accordance with the terms of this Agreement and the Separation and Distribution Agreement.

Section 8.16.    Split Off Exchange Offer. If Pluto consummates the Split Off Exchange Offer and Pluto’s stockholders subscribe for less than all of the Spinco Common Stock in the Split Off Exchange Offer, Pluto shall distribute, pro rata to its stockholders, any unsubscribed Spinco Common Stock on the Distribution Date immediately following the consummation of the Split Off Exchange Offer so that Pluto will be treated for U.S. federal income Tax purposes as having distributed all of the Spinco Common Stock to its stockholders (the “Clean-Up Spin-Off”).

Section 8.17.    Agreement With Respect to Release of Support Obligations.

(a)    Spinco and Utah shall use commercially reasonable efforts to jointly obtain from the respective beneficiary, in form and substance reasonably satisfactory to Pluto, on or prior to the Effective Time (and, to the extent any Support Obligation remains outstanding after the Effective Time, for up to twelve (12) months after the Effective Time), valid and binding written unconditional releases of Pluto and its Affiliates (other than the Spinco Entities), as applicable, from any Liability, whether arising before, on or after the Closing Date, under any Support Obligation in effect immediately prior to the Effective Time, which shall be effective as of the Effective Time , including by, as reasonably determined jointly by Spinco and Utah, providing substitute guarantees, furnishing letters of credit, instituting escrow arrangements, posting surety or performance bonds or making other arrangements. During the Interim Period, Spinco and Utah shall coordinate with Pluto with respect to their joint initial contact with such beneficiaries, afford Pluto a reasonable opportunity to participate in discussions with such beneficiaries prior to engaging therein, and keep Pluto reasonably informed of any discussions with such beneficiaries in which Pluto does not participate.

(b)    Without limiting Spinco’s or Utah’s obligations under Section 8.17(a), if any Support Obligation has not been released as of the Effective Time, then, from and after the Effective Time, (i) Spinco shall indemnify and hold harmless Pluto and its applicable Affiliates for any Liabilities arising from or relating to such Support Obligation, including any fees in connection with the issuance and maintenance of any letters of credit in respect thereof, and (ii) Spinco shall not and shall not permit any of the Spinco Entities to (A) renew or extend the term of, (B) increase its obligations under, (C) transfer to another third party or (D) amend in any manner, except as contemplated pursuant to clause (i) above or otherwise required by this Agreement, any loan, Contract or other obligation for which Pluto or any of its applicable Affiliates is or would reasonably be expected to be liable under such Support Obligation. To the extent that Pluto or any of its applicable Affiliates has performance obligations outstanding under any Support Obligation after the Effective Time, then from and after the Effective Time, Spinco shall (x) use reasonable best efforts to perform such obligations on behalf of Pluto and such Affiliates or (y) otherwise use reasonable best efforts to take such action as reasonably requested by Pluto and such Affiliates so as to put Pluto and such Affiliates in the same position as if Spinco, and not Pluto, had performed or were performing such obligations.

(c)    Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that at any time on or after the Closing Date, (i) Pluto may, in consultation in good faith with Spinco, take any reasonable action to terminate, obtain release of or otherwise limit its Liability under any and all outstanding Support Obligations, and (ii) neither Pluto nor any of its applicable Affiliates will have any obligation to renew any guarantees, letters of credit, comfort letters, bonds, sureties and other credit support or assurances issued on behalf of any of the Spinco Entities or the Spinco Business after the expiration thereof.

Section 8.18.    Employment and Benefit Matters.

(a)    Compensation and Benefit Continuation.

(i)    Continuing Employees Generally. For a period of one year following the Effective Time, Spinco shall provide, or shall cause to be provided, to each Spinco Employee and each individual employed by the Utah Entities as of immediately prior to the Effective Time (a “Utah Employee”, and any Spinco Employee or Utah Employee, a “Continuing Employee”), for so long as such Continuing Employee remains employed by Spinco or its Affiliates, (A) base compensation that is no less favorable than the base compensation provided to such Continuing Employee as of immediately prior to the Effective Time; (B) short-term incentive compensation opportunities that are no less favorable than such Continuing Employee’s short-term incentive compensation opportunities in effect immediately prior to the Effective Time; (C) severance benefits that are no less favorable than the severance benefits for which such Continuing Employee was eligible as of immediately prior to the Effective Time; and (D) other compensation (excluding long-term incentive compensation) and employee benefits that, in the aggregate, are no less favorable than the other compensation and employee benefits (excluding long-term incentive compensation) provided to such Continuing Employee as of immediately prior to the Effective Time. Pluto and Utah shall cooperate in good faith in developing appropriate, market-based long-term incentive programs that will apply to Continuing Employees following the Effective Time, which shall treat similarly situated employees on a substantially equivalent basis and not discriminate between Spinco Employees and Utah Employees, and agree to the matters set forth on Section 8.18(a)(i) of the Utah Disclosure Schedule.

(ii)    Collectively Bargained Employees. Spinco and Utah shall cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of any of the Spinco Entities or any of the Utah Entities in accordance with all applicable Laws and works council or other bargaining agreements, if any. With respect to any Continuing Employee who is covered by a Collective Bargaining Agreement or who is in a collective bargaining unit, Spinco shall, or shall cause one of its Subsidiaries to, provide compensation and employee benefits in accordance with the applicable Collective Bargaining Agreement as in effect from time to time.

(b)    Service Credit. For all purposes (including vesting, eligibility to participate, accruals and level of benefits) under any plans providing benefits to any Continuing Employee after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with any of the Utah Entities and their respective Affiliates and predecessors, or any of the Pluto Entities or Spinco Entities and their respective Affiliates and predecessors, before the Effective Time, to the extent such service was recognized by any of the Utah Entities or Spinco Entities, as applicable, for similar purposes prior to the Effective Time (or, in the case of Spinco Employees, as set forth in the Employee Matters Agreement); provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (x) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under an Utah Benefit Plan or Spinco Benefit Plan, as applicable, in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (y) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Spinco shall cause (1) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to such conditions under the comparable Old Plans, and (2) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)    Change in Control. Pluto and Spinco acknowledge and agree that the occurrence of the Effective Time shall be treated as a “change in control”, “change of control” or term of similar import, as applicable, for purposes of each Utah Benefit Plan set forth on Section 8.18(c) of the Utah Disclosure Schedule.

(d)    Cash Long-Term Incentive Awards. From and after the Effective Time, Spinco shall assume and honor, in accordance with their terms, each outstanding Utah cash-based long-term incentive award (each such unit, a “Utah Cash Award”), including as provided in Section 8.18(d) of the Utah Disclosure Schedule.

(e)    Communications. Pluto and Utah shall cooperate in good faith (including by providing reasonable opportunity to review and comment) with respect to any written broad-based notices or communications materials (including website postings) from Utah or its Affiliates to the Utah employees, or from Spinco or its Affiliates to the Spinco Employees or to any employees of Utah or its Affiliates, with respect to the transactions contemplated by this Agreement or employment, compensation or benefits matters of such employees that relate to the period following the Closing Date.

(f)    No Third Party Beneficiaries. Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Spinco or any of its Affiliates, or shall interfere with or restrict in any way the rights of Spinco or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.18 shall (i) be deemed or construed to be an amendment or other modification of any Spinco Benefit Plan, Utah Benefit Plan or any plan, program or arrangement of Pluto and any of its Affiliates, or (ii) create any third party rights in any current or former service provider or employee of Pluto, Spinco, Utah or any of their respective Affiliates (or any beneficiaries or dependents thereof).

Section 8.19.    Employee Non-Solicitation.

(a)    Pluto agrees that, from and after the date hereof until the date that is twelve (12) months after the Closing Date, it shall not, and shall cause its Subsidiaries not to, without the prior written consent of Utah and, following the Closing Date, Spinco, directly or indirectly, solicit or offer to hire or hire any employees at the level of Senior Director or higher of Utah or, following the Closing Date, Spinco (collectively, the “Utah Covered Employees”), or otherwise cause or seek to cause any Utah Covered Employees to leave the employ of Utah or any of its Affiliates, or, following the Closing Date, Spinco or any of its Affiliates, or enter into a consulting agreement with any Utah Covered Employee; provided, however, that (i) the placement of any general mass solicitation or advertising that is not targeted at the employees of Utah or, following the Closing Date, Spinco shall not be considered a violation of the non-solicitation restriction of this Section 8.19(a); (ii) this Section 8.19(a) shall not preclude Pluto or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Utah or, following the Closing Date, Spinco whose employment with Utah or any of its Affiliates, or, following the Closing Date, Spinco or any of its Affiliates has been terminated by Utah or any of its Affiliates, or, following the Closing Date, Spinco or any of its Affiliates; and (iii) this paragraph shall not restrict activities between Pluto and its employees (including employees of the Spinco Business) prior to the Closing Date.

(b)    Each of Utah, and, following the Closing Date, Spinco, agrees that, from and after the date hereof until the date that is twelve (12) months after the Closing Date, it shall not, and shall cause its Subsidiaries not to, without the prior written consent of Pluto, directly or indirectly, solicit or offer to hire or hire any employees at the level of Senior Director or higher of Pluto (collectively, the “Pluto Covered Employees”), or otherwise cause or seek to cause any Pluto Covered Employees to leave the employ of Pluto or any of its Affiliates, or enter into a consulting agreement with any Pluto Covered Employee; provided, however, that (i) the placement of any general mass solicitation or advertising that is not targeted at Pluto employees shall not be considered a violation of the non-solicitation restriction of this Section 8.19(b); and (ii) this Section 8.19(b) shall not preclude Utah (or following the Closing Date, Spinco) or its Subsidiaries from soliciting, offering to hire, hiring, or entering into a consulting agreement with, any employee of Pluto whose employment with Pluto or any of its Affiliates has been terminated by Pluto or any of its Affiliates.

Section 8.20.    Stock Exchange Listing. As promptly as practicable following the date hereof, Utah shall determine (in consultation in good faith with Pluto) whether the listing of the shares of Spinco Common Stock to be issued pursuant to the transactions contemplated by this Agreement shall be on the NYSE or NASDAQ (the “Spinco Stock Exchange”). As promptly as practicable following such determination, Spinco shall submit an application to the Spinco Stock Exchange for the listing of the shares of Spinco Common Stock to be issued pursuant to the transactions contemplated by this Agreement and Spinco shall use its reasonable best efforts to cause such shares to be approved for listing on the Spinco Stock Exchange at or prior to the Closing, subject to official notice of issuance.

Section 8.21.    Charter Provisions; Takeover Laws. If (a) the restrictions on business combinations set forth in Utah’s and/or Spinco Sub’s Organizational Documents or (b) any “fair price,” “moratorium,” “business combination,” or “control share acquisition” statute or other similar statute or regulation (including any Utah Anti-Takeover Measure) is or shall become applicable to the transactions contemplated by this Agreement, Utah and the Utah Board and/or Spinco Sub and the Spinco Sub Board shall use reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such restriction, statute or regulation on the transactions contemplated by this Agreement.

Section 8.22.    Creditor Opposition. In accordance with Dutch Law, the one-month period for any creditors of Utah, holders of bonds (obligaties) issued by Utah, whether or not redeemable or convertible, or warrants issued by Utah (collectively, the “Utah Creditors”) to oppose the Utah Merger under Dutch Law shall commence as of the day Utah publishes the filing of the Utah Merger Proposal in accordance with Section 3.1(g)(iii). Utah shall promptly notify Pluto and the Spinco Parties upon receipt of notice of any actual, pending or threatened opposition rights proceeding initiated, pending to be initiated or threatened to be initiated by any Utah Creditor pursuant to Dutch Law (whether during the aforementioned one-month period or otherwise). Such notice shall describe in reasonable detail the nature of such opposition rights proceeding. With respect to any such opposition rights proceeding, Section 8.12 shall apply.

Section 8.23.    Transaction Documents; Further Actions. Utah shall, or shall cause its applicable Subsidiaries to, execute and deliver to Pluto at or prior to the Closing each of the Transaction Documents to which it is or will be a party as of the Effective Time. Pluto shall, or shall cause its applicable Subsidiaries to, execute and deliver to Utah at or prior to the Closing each of the Transaction Documents to which it is or will be a party as of the Effective Time. Each Party shall take all actions, and execute and deliver all documents, agreements, resolutions or deeds, in each case as are reasonably requested by any other Party to effectuate the Combination and the Liquidation Distribution promptly thereafter. Prior to the Distribution Time, neither Pluto nor Spinco shall amend or waive any provision of the Separation and Distribution Agreement without Utah’s prior written consent. Utah shall not amend or waive any provision of the Foundation Support Agreement without Pluto’s prior written consent. Utah shall promptly inform, and consult in good faith with, Pluto and Spinco in relation to any consultation between the Foundation and Utah referred to in Section 7.27(b)(ii). In the event of a breach or threatened breach by the Foundation of the Foundation Support Agreement, Utah shall enforce its rights to cause the Foundation to comply with its obligations under the Foundation Support Agreement.

Section 8.24.    Public Announcements. From and after the date hereof until the Closing, Pluto and Utah shall consult in good faith with each other before issuing, and give each other the opportunity to review and comment on, any press release or other public statement with respect to the transactions contemplated by this Agreement or the other Transaction Documents, and shall not issue any such press release or make any such public statement prior to such consultation (to the extent not previously issued or made in accordance with this Agreement), except in each case (i) as required by applicable Law or Governmental Order, (ii) where such press release or other public statements are consistent with previous press releases, public disclosures or public statements issued or made in accordance with this Agreement or (iii) for any such press release or other public statement by Utah with respect to any Utah Change in Recommendation made in accordance with this Agreement, any Competing Proposal or as otherwise permitted by Section 8.11.

Section 8.25.    Financial Information.

(a)    Pluto shall, from the date hereof until the Closing Date, deliver to Utah, as soon as reasonably practicable after the date hereof, (A) copies of the unaudited combined balance sheet of the Spinco Business as of the end of each fiscal quarter of Spinco and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal quarter, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings (collectively, the “Subsequent Unaudited Spinco Financial Statements”), which Subsequent Unaudited Spinco Financial Statements shall have been reviewed by the independent accountant for Spinco in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AU Section 722 and (B) copies of (1) the audited combined balance sheet of the Spinco Business as of the end of each fiscal year of Spinco and the related audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal year, together with comparable financial statements for the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings (collectively, the “Subsequent Audited Spinco Financial Statements” and, together with the Subsequent Unaudited Spinco Financial Statements, the “Subsequent Spinco Financial Statements”) and (2) an audit report, without qualification or exception thereto, on each of the Subsequent Audited Spinco Financial Statements from the independent accountant for Spinco.

(b)    In connection any filing to be made by any Spinco Entity with the SEC from and after the Closing, Pluto shall reasonably cooperate with Spinco in connection with Spinco’s preparation of information required to be included in any such filing to the extent relating to the Spinco Business, and furnish Spinco and its Representatives, upon Spinco’s reasonable prior request, with financial and operating data and other information concerning the Spinco Business required by such filings, as Spinco and its Representatives may reasonably request solely for the purposes of preparing and making such filings with the SEC. The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Pluto Entity or its Representatives thereunder and hereunder, and that nothing in this Section 8.25(b) shall require Pluto to furnish any information other than with respect to the Spinco Business. Spinco agrees to reimburse Pluto for the reasonable costs of providing or making available information under this Section 8.25(b) and to pay any applicable fees in connection therewith, in each case as may be set forth in the applicable Transition Services Agreement or, if not set forth in the applicable Transition Services Agreement, calculated in a manner that is consistent with the fees set forth for substantially similar services in such Transition Services Agreement.

Section 8.26.    Certain Litigation Matters. If Utah or any of its Subsidiaries or Affiliates (including, after the Closing, the Spinco Entities) actually incurs or suffers any Loss after the date hereof arising out of resulting from any Action by any third party (other than Pluto and its Subsidiaries) relating to the matters set forth on Section 8.26 of the Utah Disclosure Schedule, then Spinco shall pay, or cause to be paid, to Pluto an amount in cash equal to 57% of such Loss within thirty (30) days after the final determination of such Loss; provided that in no event shall Spinco be required to make any payment to Pluto pursuant to this Section 8.26 prior to the Closing Date.

Section 8.27.    Receivables Factoring. Pluto and the Spinco Entities shall be permitted to factor receivables of the Spinco Business; provided that Pluto and the Spinco Entities shall only be permitted to engage in such factoring in the ordinary course of business with respect to the portion of such factoring that would reasonably be expected to result in the Closing Working Capital (as defined in the Separation and Distribution Agreement) being less than 110% of the Closing Working Capital Target (as defined in the Separation and Distribution Agreement) and greater than or equal to the Closing Working Capital Target; provided, further, that Pluto and the Spinco Entities shall not engage in any such factoring described above to the extent such factoring would reasonably be expected to result in the Closing Working Capital being less than the Closing Working Capital Target (it being understood that the Closing Working Capital may be below the Closing Working Capital Target as a result of matters other than receivables factoring).

Section 8.28.    Additional Matters. The Parties shall comply with the obligations set forth on Section 8.28 of the Spinco Disclosure Schedule.

ARTICLE IX.

CONDITIONS TO THE COMBINATION

Section 9.1.    Conditions to the Obligations of Pluto, the Spinco Parties and the Utah Parties to Conduct the Closing. The respective obligations of each Party to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Pluto and Utah) on or prior to the Closing Date of the following conditions:

(a)    Regulatory Approval. Any applicable waiting period under the HSR Act shall have expired or been terminated, and any applicable consents, authorizations, orders, or approvals required under other Competition Laws that that are listed on Section 9.1(a) of the Spinco Disclosure Schedule and Section 9.1(a) of the Utah Disclosure Schedule shall have been obtained;

(b)    Separation. The Separation shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(c)    Distribution. The Distribution shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(d)    Effectiveness of Registration Statements. Each of the Distribution Registration Statement and the Combination Registration Statement shall have become effective and shall be effective in accordance with the Exchange Act and the Securities Act, as applicable, and shall not be the subject of any stop order or proceeding seeking a stop order;

(e)    Stock Exchange Listing. The shares of Spinco Common Stock to be issued in the Distribution and the Combination shall have been approved for listing on the Spinco Stock Exchange, subject to official notice of issuance;

(f)    Shareholder Approval. The Utah Shareholder Approval shall have been obtained; and

(g)    No Legal Restraint. No court of competent jurisdiction or other Governmental Authority shall have enacted any Law or entered any binding Governmental Order, or taken any other action, whether temporary, preliminary or permanent in nature (each, a “Legal Restraint”), prohibiting, enjoining, restraining or otherwise making illegal the Contribution, the Distribution, the Combination or the Liquidation Distribution.

Section 9.2.    Additional Conditions to the Obligations of Pluto and Spinco. The obligation of Pluto and Spinco to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Pluto) on or prior to the Closing Date of the following additional conditions:

(a)    Performance of Covenants. Each Utah Party shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing Date;

(b)    Accuracy of Representations. All representations and warranties made by the Utah Parties set forth in Article VII (other than Section 7.1(a), Section 7.3, Section 7.6, Section 7.15, Section 7.21(a), Section 7.25 and Section 7.26), without giving effect to materiality, “Utah Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Utah Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, a Utah Material Adverse Effect. The representations and warranties made by Utah set forth in Section 7.1(a), Section 7.3, Section 7.6(b), Section 7.6(c), Section 7.6(d), Section 7.15, Section 7.25 and Section 7.26 shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 7.6(a) and Section 7.21(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 7.6(a), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c)    Officer’s Certificate. Utah shall have delivered to Pluto a certificate dated as of the Closing Date signed by a senior officer of Utah certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied;

(d)    IRS Ruling and Tax Opinion. Pluto shall have received the IRS Ruling and the Pluto Tax Opinion, and the IRS Ruling and the Pluto Tax Opinion shall not have been withdrawn or rescinded, or modified in any material respect; and

(e)    Spinco Cash Distribution. The Spinco Cash Distribution shall have been consummated in accordance with the terms of the Separation and Distribution Agreement.

Section 9.3.    Additional Conditions to the Obligations of the Utah Parties. The obligation of the Utah Parties to conduct the Closing of the transactions contemplated hereby shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Utah) on or prior to the Closing Date of the following additional conditions:

(a)    Performance of Covenants. Each of Spinco, Spinco Sub and Pluto shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Closing Date;

(b)    Accuracy of Representations. All representations and warranties made by Pluto set forth in Article V and Article VI (other than Section 5.1, Section 5.2, Section 5.6, Section 6.1(a), Section 6.3, Section 6.6, Section 6.15, Section 6.21(a) and Section 6.25), without giving effect to materiality, “Pluto Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Pluto Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, a Pluto Material Adverse Effect or a Spinco Material Adverse Effect. The representations and warranties made by Pluto set forth in Section 5.1, Section 5.2, Section 5.6, Section 6.1(a), Section 6.3, Section 6.6(b), Section 6.6(c), Section 6.6(d), Section 6.15 and Section 6.25 shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 6.6(a) and Section 6.21(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 6.6(a), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date); and

(c)    Officer’s Certificate. Pluto shall have delivered to Utah a certificate dated as of the Closing Date signed by a senior officer of Pluto certifying that each of the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

ARTICLE X.

TERMINATION

Section 10.1.    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, whether before or after the Utah Shareholder Approval:

(a)    by mutual written agreement of Pluto and Utah;

(b)    by Pluto or Utah, if any final and non-appealable Legal Restraint is in effect which permanently prohibits, enjoins, restrains or otherwise makes illegal the consummation of the Contribution, the Distribution, the Combination or the Liquidation Distribution; provided that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement or the Separation and Distribution Agreement is the primary cause of, or primarily resulted in, the enactment or issuance of any such Law;

(c)    by Pluto or Utah, if the Closing shall not have occurred on or prior to June 30, 2020 (the “Initial Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Separation and Distribution Agreement has been the primary cause of, or has primarily resulted in, the failure of the Closing to occur on or prior to such date; provided, further, that (x) if on the Initial Outside Date one or both of the conditions to Closing set forth in Section 9.1(a) or Section 9.1(g) (but for purposes of Section 9.1(g) only if failure to fulfill such condition is attributable to a Competition Law) shall not have been fulfilled but all other conditions to Closing set forth in Article IX shall have been satisfied or waived, as applicable (except for the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing; provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Initial Outside Date shall automatically be extended for three (3) months from the Initial Outside Date (the “First Extended Outside Date”) and (y) if on the First Extended Outside Date one or both of the conditions to Closing set forth in Section 9.1(a) or Section 9.1(g) (but for purposes of Section 9.1(g) only if failure to fulfill such condition is attributable to a Competition Law) shall not have been fulfilled but all other conditions to Closing set forth in Article IX shall have been satisfied or waived, as applicable (except for the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing; provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the First Extended Outside Date shall automatically be extended for three (3) months from the First Extended Outside Date. As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to the foregoing proviso, in which case, the term “Outside Date” shall mean the date to which the Outside Date has been extended;

(d)    by Utah, upon written notice to Pluto, in the event of a breach of any representation, warranty, covenant or agreement on the part of Pluto or any of the Spinco Parties, such that the conditions set forth in Section 9.3 would not be capable of being satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Pluto or Spinco by the earlier of: (x) sixty (60) days after receipt of written notice from Utah of such breach; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that Utah shall not have the right to terminate this Agreement pursuant to this Section 10.1(d) if any of the Utah Parties is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 9.2(a) or Section 9.2(b);

(e)    by Pluto, upon written notice to Utah, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of any of the Utah Parties, such that the conditions specified in Section 9.2 would not be capable of being satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by Utah by the earlier of: (x) sixty (60) days after receipt of written notice from Pluto of such breach; or (y) the Outside Date, or (ii) is incapable of being cured prior to the Outside Date; provided that Pluto shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if Pluto or Spinco is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement to the extent such breach would give rise to the failure of a condition set forth in Section 9.3(a) or Section 9.3(b);

(f)    by Pluto or Utah, if the Utah Shareholder Approval shall not have been obtained upon a vote taken thereon at the Utah Shareholders Meeting (including any reconvened Utah Shareholders Meeting pursuant to Section 8.6(c)); or

(g)    by Pluto, prior to receipt of the Utah Shareholder Approval, if the Utah Board shall have effected a Utah Change in Recommendation.

Section 10.2.    Effect of Termination. In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from fraud or Willful Breach; provided, further, that Section 8.8(e), Section 8.8(b), Section 8.8(j), the second and third sentences of Section 8.9, this Section 10.2, Section 10.3 and Article XI hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement and shall survive any such termination.

Section 10.3.    Expenses; Termination Payment.

(a)    Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 10.3, and except for (i) the expenses in connection with printing and mailing the securities filings and the disclosure documents required in connection with the transactions contemplated in this Agreement, including the actions specified in Section 8.5, (ii) all SEC filing fees relating to the transactions contemplated by this Agreement and (iii) the fees in connection with the approvals required under Section 8.7(a) related to the Combination (each of which fees and expenses in clauses (i) through (iii) shall be borne, in each case, (A) equally by Utah and Pluto in the event that this Agreement is terminated in accordance with its terms or (B) by Spinco in the event that the Closing occurs), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses.

(b)    Utah shall pay to Pluto, by way of compensation, $322 million (the “Termination Payment”), by wire transfer of immediately available funds (in U.S. dollars) to an account or accounts specified by Pluto, if this Agreement is terminated as follows:

(i)    if this Agreement is terminated pursuant to Section 10.1(g), then Utah shall pay, or cause to be paid, the entire Termination Payment on the third (3rd) Business Day following such termination; or

(ii)    (x) if this Agreement is terminated pursuant to Section 10.1(e) as a result of a Willful Breach of Section 8.11, and (y) within twelve (12) months after the date of such termination, a Competing Proposal is consummated or Utah enters into a definitive written agreement in respect of a Competing Proposal, then Utah shall be obligated to pay the Termination Payment on the third (3rd) Business Day following the earlier of the date Utah enters into a definitive agreement in respect of or consummates such Competing Proposal; provided that, solely for purposes of this Section 10.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 8.11(f)(i), except that all references to 15% shall be changed to 50%.

(iii)    (x) if this Agreement is terminated pursuant to Section 10.1(f) or Section 10.1(e) as a result of a breach of Section 8.6, (y) prior to such termination, a Competing Proposal shall have been publicly announced or otherwise becomes publicly known (or, in the case of a Willful Breach of Section 8.6, a Competing Proposal shall have been communicated to the Board of Directors of Utah), and, other than in the case of a termination pursuant to Section 10.1(e) as a result of a Willful Breach of Section 8.6, such Competing Proposal that has been publicly announced or otherwise becomes publicly known shall not have been publicly withdrawn at least seven (7) days prior to the Utah Shareholders Meeting, and (z) within twelve (12) months after the date of such termination, a Competing Proposal is consummated or Utah enters into a definitive written agreement in respect of a Competing Proposal (which need not be the same Competing Proposal referred to in clause (y)), then Utah shall be obligated to pay the Termination Payment on the third (3rd) Business Day following the earlier of the date Utah enters into a definitive agreement in respect of or consummates such Competing Proposal; provided that, solely for purposes of this Section 10.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 8.11(f)(i), except that all references to 15% shall be changed to 50%.

(c)    In the event this Agreement is terminated by either Pluto or Utah pursuant to Section 10.1(f), then Utah shall pay to Pluto (by wire transfer of immediately available funds promptly following delivery by Pluto to Utah of a written statement setting forth the amount of the Pluto Expenses, including specifying the portion of Pluto Expenses paid to each vendor on a vendor-by-vendor basis), all reasonable out-of-pocket costs, fees and expenses incurred by Pluto in connection with this Agreement and the transactions contemplated by this Agreement but excluding all such costs, fees and expenses incurred by Pluto prior to May 2, 2019 (the “Pluto

Expenses”); provided that Utah shall not be obligated to pay the Pluto Expenses in excess of $96 million; provided, further, that any payment of the Pluto Expenses shall not affect Pluto’s right to receive any Termination Payment otherwise due under Section 10.3(b), but shall reduce, on a dollar-for-dollar basis, any Termination Payment that becomes due and payable under Section 10.3(b).

(d)    In the event of the valid termination of this Agreement in accordance with this Article X under circumstances in which the Termination Payment is payable pursuant to this Section 10.3, it is agreed that the Termination Payment is liquidated damages and by way of compensation, and not a penalty. Except with respect to claims resulting from fraud by the Utah Parties, payment of any Termination Payment shall constitute the sole and exclusive remedy of Pluto and the Spinco Parties against the Utah Parties, their respective Subsidiaries and Affiliates, the Spinco Lenders, the Lender Related Parties and each of their respective Representatives, in circumstances where the Termination Payment is payable under this Agreement and the Termination Payment is paid; provided, however, that, in circumstances where the Termination Payment is payable under this Agreement and Utah has committed a Willful Breach of this Agreement, Pluto and the Spinco Parties may elect, no later than the date the Termination Payment is due, to forgo the Termination Payment and instead pursue a claim for damages under this Agreement. Each Party agrees that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if Utah fails to pay any amounts due under this Section 10.3 and, in order to obtain such payment, Pluto commences a suit that results in a judgment against Utah for such amounts, Utah shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at a rate per annum equal to the Prime Rate in effect from time to time for the relevant period, together with the costs and expenses of Pluto (including reasonable legal fees and expenses) in connection with such suit.

(e)    The Parties acknowledge and agree that in no event shall Utah be required to pay more than one Termination Payment, even if a Termination Payment may be payable under more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events.

ARTICLE XI.

MISCELLANEOUS

Section 11.1.    Non-Survival of Representations, Warranties and Agreements. The covenants and agreements that by their terms are to be performed following the Closing pursuant to the Separation and Distribution Agreement, this Agreement or any other Transaction Document shall survive the Closing in accordance with their terms and all other covenants and agreements herein and therein shall terminate not survive the Closing. Except as provided in the immediately following sentence, none of the representations or warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement shall survive the Closing. Solely for purposes of the indemnification provisions set forth in Article IV of the Separation and Distribution Agreement, the representations and warranties set forth in Section 6.23(a) and Section 7.23(a) shall survive until the fifteenth (15)-month anniversary of the Closing. The

Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder or hereunder; provided that, effective only upon the Closing, the confidentiality and use obligations of Utah contained in the Confidentiality Agreement shall terminate in respect of the Confidential Information (as defined in the Confidentiality Agreement) included in the Spinco Assets.

Section 11.2.    Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the national mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other internationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to Pluto or Spinco, to:

Pfizer Inc.

235 East 42nd Street

New York, New York 10017

Attention: Douglas M. Lankler

Bryan A. Supran

Facsimile: (212) 573-0768

Email: douglas.lankler@pfizer.com

bryan.supran@pfizer.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

David K. Lam

Gordon S. Moodie

Facsimile: (212) 403-2000

Email: EDHerlihy@WLRK.com

DKLam@WLRK.com

GSMoodie@WLRK.com

if to Utah, Utah Newco or Utah Newco Sub, to:

Mylan N.V.

Building 4, Trident Place

Mosquito Way, Hatfield

Hertfordshire, AL109UL, UK

Attention: Corporate Secretary

with copies (which shall not constitute notice) to:

Mylan

1000 Mylan Boulevard

Canonsburg, PA 15317

Attention: Brian S. Roman, Global General Counsel

Facsimile: (724) 514-1871

Email:      Brian.Roman@mylanlabs.com

Cravath, Swaine & Moore LLP

825 8th Ave

New York, NY 10019

Attention: Mark I. Greene

Thomas E. Dunn

Aaron M. Gruber

Facsimile: (212) 474-3700

Email:      MGreene@cravath.com

TDunn@cravath.com

AGruber@cravath.com

or to such other address or addresses as the Parties may from time to time designate in writing by like notice.

Section 11.3.    Amendments and Waivers.

(a)    Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 11.3(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided that after the Utah Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of Utah without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure or delay of any Party to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b)    This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided that any amendments or modifications of this Section 11.3(b), Section 11.4(b) or Section 11.5, to the extent adversely affecting any of the Spinco Lenders or their respective Lender Related Parties, shall not be effective with respect to such affected Spinco Lenders or Lender Related Parties unless such affected Spinco Lenders party to the Spinco Commitment Letter provide their prior written consent to such amendment or modification.

Section 11.4.    Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)    This Agreement and all Actions (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof shall be governed by and construed in accordance with the Law of the State of Delaware, without regard to any Laws or principles thereof that would result in the application of the Laws of any other jurisdiction (except that the Laws of the Netherlands shall govern (i) the duties of the members of the Utah Board and (ii) the Combination, to the extent mandatorily applicable thereto). Except as expressly set forth in the immediately preceding sentence, the Parties expressly waive any right they may have, now or in the future, to demand or seek the application of a governing Law other than the Law of the State of Delaware.

(b)    Each Party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, the United States District Court for the District of Delaware (or, if such court shall not have jurisdiction, any state court in the state of Delaware), and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby or thereby, and each Party hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such other courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such other courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such other courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any legal proceeding against any of the Spinco Lenders or their Lender Related Parties in any way relating to the Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Spinco Commitment Letter or the Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Spinco Lenders or their Lender Related Parties relating to this Agreement, the Combination, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Spinco Lenders or their Lender Related Parties relating to the Financing; and (iv) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Spinco Lenders or their Lender Related Parties relating to the Financing in any such court. Each Party agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.2. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.4(C).

Section 11.5.    Assignment; Parties in Interest; Non-Parties.

(a)    No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties. Any attempted assignment or delegation in breach of this Section 11.5 shall be null and void; provided, however, that the Utah Parties may collaterally assign their respective rights (but not obligations) under this Agreement to any of the Spinco Lenders or any Lender Related Party or other financing source. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 8.10 and this Section 11.5 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b)    Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, Spinco Lenders or Lender Related Parties, financing sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. The Spinco Lenders and the Lender Related Parties are third party beneficiaries of Section 10.3(d), Section 11.3(b), Section 11.4(b), and this Section 11.5. This Section 11.5(b) shall not affect (a) the rights of the Persons party to the Spinco Commitment Letter to enforce the Spinco Commitment Letters in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 8.8.

Section 11.6.    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts (including by electronic or .pdf transmission), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 11.7.    Entire Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Affiliates relating to the transactions contemplated hereby.

Section 11.8.    Severability. If any provision of this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.9.    Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any other Transaction Document, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement or such Transaction Document, without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy, in addition to any other remedy to which such Party is entitled at law or in equity. Without limiting the generality of the foregoing, the Parties hereto agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and the obligations with respect to the Financing), if the conditions set forth in Article IX have been satisfied (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law) and to prevent defaults in and breaches of this Agreement. The Parties agree that the remedies at law for any default or breach or threatened default or breach, including monetary damages, are inadequate compensation for any Loss hereunder or default herein or breach hereof, and that any defense in any Action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each Party.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

PFIZER INC.

By:
Name:
Title:

UPJOHN INC.

By:
Name:
Title:

UTAH ACQUISITION SUB INC.

By:
Name:
Title:

MYLAN N.V.

By:
Name:
Title:

MYLAN I B.V.

By:
Name:
Title:

MYLAN II B.V.

By:
Name:
Title:

[Signature Page to Business Combination Agreement]

EXHIBIT A

SEPARATION AND DISTRIBUTION AGREEMENT

A-1

EXHIBIT B

UTAH MERGER PROPOSAL

B-1

EXHIBIT C

UTAH MERGER NOTES

C-1

EXHIBIT D

FORM OF SALE AGREEMENT

D-1

EXHIBIT E

FORM OF EXCHANGEABLE NOTE

E-1

EXHIBIT F

FORM OF UTAH REPRESENTATION LETTER

F-1

EXHIBIT G

SUPPLEMENTAL RULING

G-1